Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LIFETIME BRANDS, INC.,

TPP ACQUISITION I CORP.,

TPP ACQUISITION II LLC,

TAYLOR PARENT, LLC,

TAYLOR HOLDCO, LLC,

AND

SOLELY FOR PURPOSES OF SECTIONS 7.16, 8.02 AND ARTICLE XV,

CP TAYLOR GP, LLC

December 22, 2017

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(continued)

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(continued)

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(continued)

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(continued)

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EXHIBITS*

Exhibit A	Sample Fully Diluted Basis of Buyer Newly Issued Common Stock
Exhibit B-1	Form of First Certificate of Merger
Exhibit B-2	Form of Second Certificate of Merger
Exhibit C	Form of Initial Surviving Company Operating Agreement
Exhibit D	Letter Agreement
Exhibit E	Debt Commitment Letter
Exhibit F	Form of Stockholders Agreement
Exhibit G	Buyer Tax Representation Letter
Exhibit H	Company Tax Representation Letter
Exhibit I	FIRPTA Certificate

*	The schedules and exhibits to this agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of such schedules and exhibits to the U.S. Securities and Exchange Commission upon request.

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 22, 2017, by and among Lifetime Brands, Inc., a Delaware corporation (“Buyer”), TPP Acquisition I Corp., a Delaware corporation and wholly-owned Buyer Subsidiary (“Merger Sub”), TPP Acquisition II LLC, a Delaware limited liability company and wholly-owned Buyer Subsidiary (“Buyer Survivor LLC”), Taylor Holdco, LLC, a Delaware limited liability company (the “Company”), Taylor Parent, LLC, a Delaware limited liability company (the “Seller”) and solely for purposes of Sections 7.16, 8.02 and Article XV, CP Taylor GP, LLC, a Delaware limited liability company and the managing member of the Company (“Taylor GP”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Schedule 1. Buyer, Merger Sub, Buyer Survivor LLC, the Company and the Seller are referred to herein collectively as the “Parties” and, individually, as a “Party.”

RECITALS

WHEREAS, the Seller is the beneficial and record owner of all of the Common Units of the Company;

WHEREAS, Buyer desires to acquire all of the outstanding limited liability company interests of the Company for a combination of unregistered shares of Buyer Common Stock and cash consideration each as set forth below, and the Parties intend that (a) at the Effective Time, subject to the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”, and together with the DGCL, the “DE Laws”), Merger Sub will merge with and into the Company with the Company as the surviving entity (the “First Merger”), and (b) immediately following the First Merger, subject to the terms and conditions of this Agreement, and in accordance with DE Laws, the Company will merge with and into Buyer Survivor LLC with Buyer Survivor LLC as the surviving entity (the “Second Merger”);

WHEREAS, the board of directors of Merger Sub has (a) determined that it is in the best interests of Merger Sub and its stockholders for Merger Sub to enter into this Agreement, (b) approved the execution and delivery of this Agreement, Merger Sub’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the First Merger, and (c) directed that this Agreement be submitted to Merger Sub’s stockholders for adoption in accordance with the DGCL and has resolved to recommend adoption of this Agreement by such stockholders;

WHEREAS, it is intended that Buyer, as the sole stockholder of Merger Sub, will approve and adopt this Agreement and the transactions contemplated by this Agreement, including the First Merger, pursuant to action taken by written consent in accordance with the requirements of DE Law, promptly following the execution and delivery of this Agreement (the “Merger Sub Approval”);

WHEREAS, Taylor GP, as the manager of the Company has (a) determined that it is in the best interests of the Company and its equityholders for the Company to enter into this

Agreement and (b) approved the execution and delivery of this Agreement, the Company’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the First Merger and the Second Merger in accordance with DE Laws (the “Requisite Company Vote”);

WHEREAS, the sole member of Buyer Survivor LLC has (a) determined that it is in the best interests of Buyer Survivor LLC and its equityholders to enter into this Agreement, (b) approved the execution and delivery of this Agreement, Buyer Survivor LLC’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Second Merger and (c) has directed that this Agreement be submitted to its equityholders for adoption in accordance with the DLLCA and has resolved to recommend adoption of this Agreement by such equityholders;

WHEREAS, it is intended that Buyer, as the sole member of Buyer Survivor LLC, will approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Second Merger, pursuant to action taken by written consent in accordance with the requirements of DE Law, promptly following the execution and delivery of this Agreement (the “Buyer Survivor LLC Approval”);

WHEREAS, the Buyer Board has unanimously (a) determined that it is advisable and in the best interests of Buyer and its stockholders to enter into this Agreement, (b) approved the execution and delivery of this Agreement, Buyer’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby and (c) has directed that the Required Approval Matters be submitted to its stockholders for approval in accordance with the applicable Organizational Documents of Buyer and the rules and regulations of the SEC and NASDAQ and has resolved to recommend approval of the Required Approval Matters by such stockholders;

WHEREAS, for federal income Tax purposes, it is intended that the First Merger and the Second Merger, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitutes, and is adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement to the willingness of Buyer to enter into the transactions contemplated by this Agreement, concurrently with the execution and delivery of this Agreement, Robert B. Kay has entered into that certain employment agreement with Buyer, which agreement will be effective upon the Closing (the “Employment Agreement”); and

WHEREAS, as an inducement to the willingness of the Company to enter into the transactions contemplated by this Agreement, concurrently with the execution and delivery of this Agreement, each of Clifford Siegel, Daniel Siegel, Jeffrey Siegel and Ronald Shiftan (on behalf of themselves and any entities through which each such Person holds equity) has entered into a voting agreement, pursuant to which each of Clifford Siegel, Daniel Siegel, Jeffrey Siegel and Ronald Shiftan (on behalf of themselves and any entities through which each such Person holds equity) has agreed, among other things, to vote such Person’s shares of Buyer Common Stock to approve the issuance of the Equity Consideration as contemplated by this Agreement in accordance with the applicable Organizational Documents of Buyer and the rules and regulations of the SEC and NASDAQ (the “Voting Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual representations, warranties, and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

MERGER CONSIDERATION

1.01    Aggregate Consideration. The aggregate consideration to be paid by Buyer to the Seller pursuant to the transactions contemplated hereby for all of the equity interests of the Company, subject to adjustment as set forth herein, shall be payable as follows: (a)(i) $27,500,000 payable in cash, minus (ii) the Funded Debt Deficit, if any, plus (iii) the Funded Debt Surplus, if any, minus (iv) the Tax Deficit, if any, plus (v) the Working Capital Surplus, if any, minus, (vi) the Working Capital Deficit, if any, minus (vii) the Transaction Expense Deficit, if any, plus (viii) Company Cash, if any (collectively, the “Cash Consideration”); plus (b) a number of shares of Buyer Newly Issued Common Stock representing 27% of the outstanding shares of Buyer Common Stock, on a Fully Diluted Basis as of immediately following the Effective Time after taking into effect the issuance thereof (rounded up to the nearest share) (the “Equity Consideration”).

1.02    Determination of Equity Consideration. For purposes of this Agreement, “Fully Diluted Basis” means, as of the time of determination, the sum of (a) the number of registered and unregistered shares of Buyer Common Stock issued and outstanding (excluding any unvested restricted shares of Buyer Common Stock), plus (b) the number of shares of Buyer Common Stock issuable upon the exercise of all vested and unvested in-the-money stock options of Buyer (calculated using the treasury stock method, based on the average of the closing stock price of shares of Buyer Common Stock of the last 20 trading days prior to the day that is two Business Days prior to the Closing Date, weighted for volume), plus (c) the number of shares of unvested restricted Buyer Common Stock that will vest by June 22, 2018 pursuant to the terms of the agreements in which such shares were granted. For purposes of the foregoing clause (c), the number of such shares that will vest by June 22, 2018 shall be calculated on the assumption that any holder of such shares as of the Closing Date will continue to be employed by Buyer or any of its Affiliates or serve as a director of Buyer, as applicable, on June 22, 2018. Further, for purposes of the foregoing clause (c), shares that vest based on the performance of Buyer for the three-year period ended December 31, 2017, will be derived from Buyer’s audited financial statements for the years ended December 31, 2015, 2016 and 2017 (or, if the calculation is made prior to the finalization of Buyer’s 2017 audited financial statements, based on Buyer’s good faith estimate of its fiscal year 2017 performance). For the avoidance of doubt, no shares granted under Buyer’s performance stock plan for the three-year periods ending each of December 31, 2018 and December 31, 2019 or any later periods will be taken into consideration in such determination. An illustrative example calculation of Buyer’s outstanding shares of Common Stock on a Fully Diluted Basis as determined based on the assumptions set forth above is set forth as Exhibit A hereto.

ARTICLE II

THE MERGERS

2.01    First Merger. Subject to and upon the terms and conditions of this Agreement and the DE Laws, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving entity. The Company, as the surviving entity in the First Merger, is hereinafter sometimes referred to as the “Initial Surviving Company”.

2.02    Second Merger. Subject to and upon the terms and conditions of this Agreement and DE Laws, at the Time of the Second Merger, and on the same date as the Closing Date, the Initial Surviving Company shall be merged with and into Buyer Survivor LLC, whereupon the separate existence of the Initial Surviving Company shall cease and Buyer Survivor LLC shall continue as the surviving entity. Buyer Survivor LLC, as the surviving entity in the Second Merger, is hereinafter sometimes referred to as the “Surviving Company”.

2.03    Effective Time; Closing. At the Closing, but for the avoidance of doubt on the same date as the Closing Date, (a) the Company, Buyer and Merger Sub shall cause a certificate of merger, in form and substance substantially similar to Exhibit B-1 attached hereto (the “First Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings or recordings required by the DE Laws to complete the First Merger, and (b) immediately after the acceptance of the First Certificate of Merger by the Secretary of State of the State of Delaware, the Initial Surviving Company, Buyer and Buyer Survivor LLC shall cause a certificate of merger, in form and substance substantially similar to Exhibit B-2 attached hereto (the “Second Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, and shall make all other filings or recordings required by the DE Laws to complete the Second Merger. The First Merger shall become effective on the Closing Date at such time as the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Buyer and the Company shall agree and shall specify in the First Certificate of Merger (the “Effective Time”) and the Second Merger shall become effective on the Closing Date at such time as the Second Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Buyer and the Company shall agree and shall specify in the Second Certificate of Merger (the “Time of the Second Merger”).

2.04    Effect of the Mergers.

(a)    At the Effective Time, the effect of the First Merger shall be as provided in this Agreement and the applicable provisions of DE Laws. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all of the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Initial Surviving Company, and all debts, claims, obligations, restrictions, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, restrictions, liabilities and duties of the Initial Surviving Company.

(b)    At the Time of the Second Merger, the effect of the Second Merger shall be as provided in this Agreement and the applicable provisions of DE Laws. Without limiting the generality of the foregoing, and subject thereto, from and after the Time of the Second Merger, all of the assets, property, rights, privileges, immunities, powers and franchises of the Initial Surviving Company and Buyer Survivor LLC shall vest in the Surviving Company, and all debts, claims, obligations, restrictions, liabilities and duties of the Initial Surviving Company and Buyer Survivor LLC shall become the debts, claims, obligations, restrictions, liabilities and duties of the Surviving Company.

2.05    Certificate of Formation. The certificate of formation of the Company as in effect immediately prior to the Effective Time shall be the certificate of formation of the Initial Surviving Company, until amended in accordance with the terms thereof and applicable Law. The certificate of formation of Buyer Survivor LLC as in effect immediately prior to the Time of the Second Merger shall be the certificate of formation of the Surviving Company, until amended in accordance with the terms thereof and applicable Law.

2.06    Operating Agreement. The operating agreement substantially in the form attached hereto as Exhibit C shall be the operating agreement of the Initial Surviving Company until amended in accordance with the terms thereof, the certificate of formation of the Initial Surviving Company and applicable Law. The operating agreement of Buyer Survivor LLC as in effect immediately prior to the Time of the Second Merger shall be the operating agreement of the Surviving Company until amended in accordance with the terms thereof, the certificate of formation of the Surviving Company and applicable Law.

2.07    Managing Member; Board of Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with the terms of the operating agreement of the Initial Surviving Company and applicable Law, Buyer at the Effective Time shall be the sole member and sole manager of the Initial Surviving Company, and the officers of the Merger Sub at the Effective Time shall be the officers of the Initial Surviving Company. From and after the Time of the Second Merger, until successors are duly elected or appointed in accordance with the terms of the bylaws of the Surviving Company and applicable Law, the board of directors of Buyer Survivor LLC at the Time of the Second Merger shall be the board of directors of the Surviving Company, and the officers of Buyer Survivor LLC at the Effective Time shall be the officers of the Surviving Company.

2.08    Conversion of Securities. On the terms and subject to the conditions of this Agreement, at the times set forth below, without any action on the part of the Parties, the following shall occur:

(a)    Equity Interests. At the Effective Time, all of the equity interests of the Company (the “Equity Interests”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, in the aggregate, an amount equal to the Cash Consideration, in cash without interest, subject to adjustment pursuant to the procedures set forth in Section 3.04, plus the Equity Consideration.

(b)    Cancellation of Treasury Interests. At the Effective Time, each Equity Interest held immediately prior to the Effective Time by the Company or Buyer Survivor LLC as treasury interests or held by Buyer or any of its Subsidiaries shall be cancelled and no cash or other consideration shall be paid or payable with respect thereto.

(c)    Merger Sub Common Stock. At the Effective Time, each share of common stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for a limited liability company interest of the Initial Surviving Company.

(d)    Buyer Survivor LLC Limited Liability Company Interests. At the Time of the Second Merger, each limited liability company interest of the Initial Surviving Company issued and outstanding immediately prior to the Time of the Second Merger shall be converted into and exchanged for a limited liability company interest of the Surviving Company.

(e)    Books and Records. Upon the Seller’s receipt of the Equity Consideration and the Cash Consideration in accordance with the terms of this Article II, the Equity Consideration and the Cash Consideration shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the Equity Interests (including any certificates representing such interests) outstanding as of immediately prior to the Effective Time and the books of the Company shall be closed and there shall be no further registration of transfers on the transfer books of the Company with respect to the equity interests that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, any holder of Equity Interests as of immediately prior to the Effective Time shall cease to have any rights as an equity holder of the Company (or, for the avoidance of doubt, the Initial Surviving Company), except as provided in this Agreement or by applicable Law. At the Time of the Second Merger, the books of the Initial Surviving Company shall be closed, and there shall thereafter be no further registration of transfers of equity interests in the Initial Surviving Company outstanding immediately prior to the Time of the Second Merger on the records of the Initial Surviving Company.

2.09    Required Withholding. Each of Buyer, the Seller, the Initial Surviving Company and the Surviving Company (each a “Withholding Agent”) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld therefrom under the Code, or under any provision of state, local or foreign Tax law or under any other applicable Law; provided that there shall be no U.S. federal income Tax withholding on payments to the Seller of any Cash Consideration or Equity Consideration if the Seller provides a certificate of non-foreign status satisfying the requirements of Treasury Regulations Section 1.1445-2(b) in the form attached hereto as Exhibit I and a duly completed and executed IRS Form W-9 claiming a complete exemption from backup withholding and if any Party becomes aware of any withholding obligation with respect to any consideration payable or otherwise deliverable pursuant to this Agreement (other than as a result of the failure to provide the aforementioned forms) such Party shall notify the Person in respect of whom such withholding is intended to be made and reasonably cooperate with such Person to reduce or eliminate such withholding. To the extent amounts are deducted or withheld pursuant to this Section 2.09, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.10    Seller Waiver. Pursuant to this Agreement and effective as of the date hereof and as of the Effective Time, the Seller hereby waives, in all respects, any rights it may have to an appraisal of its Equity Interests under Section 18-210 of the DLLCA or any contractual rights pursuant to the operating agreement of the Company; provided, that such waiver shall not constitute a waiver of rights of exculpation, indemnification and advancement of expenses addressed in Section 8.05.

ARTICLE III

CLOSING; MERGER CONSIDERATION ADJUSTMENT

3.01    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP in New York, New York on the third Business Day following satisfaction or waiver of all of the closing conditions set forth in Article X, Article XI and Article XII hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) or on such other date as is mutually agreed by Buyer and the Company. Notwithstanding the foregoing, if the Marketing Period has not ended prior to the time that the conditions set forth in Article X, Article XI and Article XII hereof would have otherwise been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), Buyer shall not be obligated to consummate the Closing prior to the earlier to occur of (i) a date before or during the Marketing Period specified by Buyer on three Business Days’ prior written notice to the Company (provided that such notice may be conditioned upon the simultaneous closing of the Debt Financing and provided further, that if such Debt Financing has not closed by the date specified in such notice for any reason, such notice shall be automatically deemed withdrawn), and (ii) the third Business Day immediately following the final day of the Marketing Period; provided, that if the Marketing Period has ended and such date in subclause (ii) would cause the Closing to occur after the Outside Date, then for purposes of subclause (ii), the Closing shall occur on the Outside Date, subject, in each case, to the satisfaction or, if permissible, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions). The date and time on which the Closing actually occurs is referred to herein as the “Closing Date”.

3.02    Closing Transactions. On the Closing Date:

(a)    the Company, Buyer and the Merger Sub shall cause the First Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with DE Law and immediately following the acceptance of such filing by the Secretary of State of the State of Delaware, the Initial Surviving Company, Buyer and Buyer Survivor LLC shall cause the Second Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with DE Law;

(b)    Buyer shall deliver to the Seller a certificate or, at the Seller’s request, which request shall be made no later than five Business Days prior to the Closing Date, other record of book entry ownership, representing a number of shares of Buyer Newly Issued Common Stock equal to the Equity Consideration, which certificate or other record shall be in the name of the Seller and shall bear a restrictive legend as described in the Stockholders Agreement;

(c)    Buyer shall pay on behalf of the Group Companies, the outstanding amounts of any Company Funded Debt set forth on Section 10.04 of the Disclosure Letter, as set forth in the payoff letters from the holders of all Company Funded Debt listed on Section 10.04 of the Disclosure Letter that (1) reflect the amounts and relevant wire transfer instructions required in order to pay in full all such Company Funded Debt outstanding as of the Closing and (2) provide that, upon receipt in full of the amounts indicated, all commitments for financing in respect of such Company Funded Debt shall be terminated and all Liens with respect to the assets of the Group Companies securing the obligations under such Company Funded Debt shall be terminated and of no further force and effect and authorize a Group Company, its successors, assigns and designees to file evidence of such release in public offices, in form and substance reasonably satisfactory to Buyer (the “Payoff Letters”);

(d)    Buyer shall pay on behalf of the Company all Transaction Expenses set forth in the Transaction Invoices that remain unpaid as of the Effective Time, in the amounts, to the Persons and in accordance with the wire transfer instructions set forth in the Transaction Invoices provided by the Company within two Business Days prior to Closing; provided that for the avoidance of doubt, any Transaction Expenses in amounts in excess of $7,000,000 shall be included in the Transaction Expense Deficit as a reduction to the Cash Consideration;

(e)    Buyer shall pay, on behalf of the Company, the Closing Redemption Payment Amount, as set forth in the certificate delivered pursuant to Section 3.04(a)(ii);

(f)    Buyer shall deposit the Adjustment Escrow Amount with the Escrow Agent by wire transfer of immediately available funds pursuant to wire transfer instructions set forth in the Escrow Agreement, which shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement to cover any Working Capital Deficit, Funded Debt Deficit, Transaction Expense Deficit, Tax Deficit and/or adjustments with respect to Company Cash, in each case, in accordance with Section 3.04(b);

(g)    subject to and in accordance with provisions of Section 3.04(a), Buyer shall remit to the Seller, or its designee, by wire transfer of immediately available funds to an account designated in writing by the Seller at least two Business Days prior to the Closing Date, an aggregate amount in cash equal to the Estimated Closing Cash Payment; and

(h)    Buyer, the Seller, the Merger Sub, Buyer Survivor LLC and the Company shall make such other deliveries as are required by Section 3.03 hereof.

3.03    Closing Deliveries.

(a)    At the Closing, the Company or the Seller, as applicable, shall deliver to Buyer each of the following:

(i)    a certificate duly executed by an authorized officer of the Seller, dated as of the Closing Date, stating that the conditions specified in Sections 11.01, 11.02 and 11.03 have been satisfied;

(ii)    a copy of the Company Certificate, certified by the Secretary of State of Delaware and a certificate of good standing of the Company from Delaware dated within ten days of the Closing Date;

(iii)    copies of the following, certified by an authorized officer of the Seller, (1) the resolutions or written consent duly adopted by each of the Company’s and the Seller’s respective managers authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of all transactions contemplated hereby and thereby and (2) a copy of the Company’s operating agreement, including copies of all amendments thereto;

(iv)    the Payoff Letters;

(v)    written resignations, effective as of the Effective Time, from each director and officer of each Group Company, as applicable;

(vi)    invoices issued by each intended beneficiary of the Transaction Expenses that sets forth (A) the amounts required to pay in full all such Transaction Expenses owed to such creditor on the Closing Date, and (B) the wire transfer instructions for the payment of such Transaction Expenses to such Person (collectively, the “Transaction Invoices”);

(vii)    the Escrow Agreement, duly executed by the Seller and the Escrow Agent;

(viii)    the Stockholders Agreement, duly executed by the Seller; and

(ix)    (A) the Redemption Payoff Letter and (B) either (x) a release from the holders of Class A Interests substantially in the form of Section 8.02 with respect to their Class A Interests mutatis mutandis or (y) the letter agreement in the form attached hereto as Exhibit D, duly executed by the Seller (the “Letter Agreement”).

(b)    At the Closing, Buyer shall deliver, or shall cause to be delivered, to the Seller and the Company, as applicable:

(i)    a certificate dated as of the Closing Date stating that the conditions specified in Sections 12.01, 12.02 and 12.03 have been satisfied;

(ii)    the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(iii)    the Stockholders Agreement, duly executed by Buyer.

3.04    Working Capital, Income Taxes, Transaction Expenses and Company Funded Debt.

(a)    Estimated Closing Cash Payment. Not less than three Business Days prior to the Closing Date, the Seller shall deliver to Buyer:

(i)    a statement, signed by an officer of the Seller, which sets forth a good faith estimate (including, in each case, reasonable supporting documentation and detail as to how each was determined) of each of (1) the Company Funded Debt, (2) the Funded Debt Deficit, if any, (3) the Funded Debt Surplus, if any, (4) the Transaction Expenses, (5) the Transaction Expense Deficit, if any, (6) Working Capital, (7) the Working Capital Surplus, if any, (8) the Working Capital Deficit, if any, (9) Company Cash and (10) the Tax Deficit (the calculation of which shall be reflected in reasonable detail), calculated in accordance Section 3.05 (the “Adjustment Items”), except that Tax Deficit shall not be calculated in accordance with Section 3.05, and, based on such estimates and the Closing Redemption Payment Amount as set forth on the statement provided in Section 3.04(a)(ii) below, a calculation of the Closing Cash Payment (the “Estimated Closing Cash Payment”); provided that for purposes of determining the Estimated Closing Cash Payment, but without limiting the determination of the Final Closing Cash Payment pursuant to Section 3.04(b)(v), estimated Company Cash pursuant to this Section 3.04(a) shall not exceed $5,000,000; and

(ii)    a statement, signed by an officer of the Seller which sets forth the Redemption Amount (including reasonable supporting documentation and detail as to how it was determined) and the portion of the Redemption Amount to be paid by Buyer in accordance with Section 3.02(e) (“Closing Redemption Payment Amount”); provided, that notwithstanding anything to the contrary contained herein, each of the Company and the Seller hereby acknowledges and agrees that Buyer shall be able to rely in all respects on the calculation of the Closing Redemption Payment Amount provided pursuant to this Section 3.04(a)(ii) without liability of any kind to Buyer, any of its Affiliates or Representatives and without any responsibility of Buyer, any of its Affiliates (including, following the Closing, the Company) or Representatives to independently verify or calculate such amount. For the avoidance of doubt, for purposes of the calculation of the Estimated Closing Cash Payment, the Closing Cash Payments and Final Closing Cash Payment, the Closing Redemption Payment Amount shall be the amount set forth in the statement delivered pursuant to this Section 3.04(a)(ii).

(iii)    Notwithstanding anything to the contrary contained herein, Buyer and its Representatives may make inquiries of or provide comments to the Seller, the Group Companies and their respective Representatives regarding questions or comments concerning or disagreements with the statements delivered pursuant to Section 3.04(a)(i) or (ii) arising in the course of Buyer’s review thereof, shall, and shall cause the Group Companies to, cooperate in good faith with such inquiries and consider such comments in good faith in connection with the preparation of the statement delivered pursuant to Section 3.04(a)(i) or (ii).

(b)    Final Calculations.

(i)    Within 120 days after the Closing Date, Buyer shall prepare and deliver to the Seller a statement, signed by an officer of Buyer, setting forth Buyer’s good faith calculation of each of the outstanding amounts of the Adjustment Items (including, in each case, reasonable supporting documentation and detail as to how each was determined), and, based on such numbers, Buyer’s good faith calculation of the Closing Cash Payment as of the Closing Date, except for the Tax Deficit, which shall be determined as of the end of the Closing Date (the “Closing Statement”).

(ii)    The Seller shall have a period of 30 days after the date it receives the Closing Statement from Buyer to deliver to Buyer written notice of the Seller’s disagreement with any item contained in the Closing Statement, which notice shall set forth in reasonable detail the basis for such disagreement, including each line item and amount for which there is a disagreement (a “Dispute Notice”). If a Dispute Notice is not delivered by the Seller to Buyer within such 30-day period, then the Closing Statement delivered by Buyer to the Seller pursuant to Section 3.04(b)(i) and the amounts set forth therein shall be final and binding and the Closing Statement shall be deemed the “Final Closing Statement”. Any amount(s) not in dispute on the date such Dispute Notice is given shall be treated as final and binding. During the 30 days following Buyer’s receipt of a Dispute Notice, Buyer and the Seller shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in the Dispute Notice, and upon such resolution, the Final Closing Statement shall be prepared in accordance with the agreement of Buyer and the Seller.

(iii)    If Buyer and the Seller are unable to resolve the disputed items set forth in the Dispute Notice within 30 days following Buyer’s receipt of such Dispute Notice (or such longer period as Buyer and the Seller may mutually agree in writing), subject to this Section 3.04(b)(iii), such disputed items shall be submitted to, and shall be resolved by, an independent nationally recognized accounting firm mutually agreed upon by Buyer and the Seller. The accounting firm so agreed to by Buyer and the Seller is hereinafter referred to as the “Independent Accountant”. Buyer and the Seller shall submit to the Independent Accountant for review and resolution all matters (but only such matters) that are set forth in the Dispute Notice which remain in dispute. Buyer and the Seller shall instruct the Independent Accountant to select one of its partners experienced in purchase price adjustment disputes (including the items in dispute) to make a final determination of the Adjustment Items, each calculated with reference to the items that are in dispute as set forth in the Dispute Notice. Buyer and the Seller shall instruct the Independent Accountant that, in resolving the items in the Dispute Notice that are still in dispute and in determining the Adjustment Items, the Independent Accountant shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by Buyer in the Closing Statement, on the one hand, or the Seller in the Dispute Notice, on the other hand, or (B) less than the smallest value for such item assigned by Buyer in the Closing Statement, on the one hand, or the Seller, on the other hand in the Dispute Notice, (ii) make its determination based on an independent review but only as an arbiter (which will be in accordance with the guidelines and procedures set forth in this Agreement) and, at the Independent Accountant’s discretion, a one-day conference concerning the dispute, at which conference each of Buyer and the Seller shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants, (iii) render a final resolution in writing to Buyer and the Seller (which final resolution shall not be based on any purchase account or other adjustments arising out of the consummation of the transactions contemplated by this Agreement and shall be requested by Buyer and the Seller to be delivered not more than 45 days following submission of such disputed matters to the Independent Accountant), which, absent manifest error, shall be final, conclusive and binding on the Parties with respect to the Adjustment Items and (iv) provide a written report to Buyer and the Seller, if requested by either of them, which sets forth in reasonable detail the basis for the Independent Accountant’s final determination. The fees and expenses of the Independent Accountant shall be allocated between Buyer, on the one hand, and the Seller, on the other hand, based upon the percentage which the portion of the disputes not awarded to each of Buyer and the Seller bears to the amount actually contested by such Party. For example, if the Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by Buyer and if the Independent Accountant ultimately resolves the dispute by awarding to the Seller $300 of the $1,000 contested, then the fees and expenses of the Independent Accountant will be allocated 30% (i.e., 300 ÷ 1,000) to Buyer and 70% (i.e., 700 ÷ 1,000) to the Seller.

(iv)    The Closing Statement (as adjusted by the agreement of the Parties or at the direction of the Independent Accountant, as applicable) shall be deemed the Final Closing Statement for the purposes of this Section 3.04 upon the earliest of the (i) failure of the Seller to notify Buyer of a dispute within 30 days after the Seller receives the Closing Statement, (ii) resolution of all disputes, pursuant to Section 3.04(b)(ii), by Buyer and the Seller, and (iii) resolution of all disputes, pursuant to Section 3.04(b)(iii), by the Independent Accountant.

(v)    Within five Business Days following the determination of the Final Closing Statement in accordance with Section 3.04(b)(iv):

(1)    if the Estimated Closing Cash Payment is greater than the final Closing Cash Payment as determined based on the final determination of the Adjustment Items pursuant to Section 3.04(b)(iv) (the “Final Closing Cash Payment”), then (A) Buyer and the Seller shall instruct the Escrow Agent to, pursuant to the terms of the Escrow Agreement, pay to Buyer out of the Adjustment Escrow Fund an amount equal to such excess and (B) (i) if such excess is greater than the Adjustment Escrow Fund, the Seller shall pay to Buyer such difference and (ii) if such excess is not greater than the Adjustment Escrow Fund, Buyer and the Seller shall instruct the Escrow Agent to, pursuant to the terms of the Escrow Agreement, release any funds remaining in the Adjustment Escrow Fund following the payment to Buyer described in clause (A) (if applicable) in accordance herewith and in the Escrow Agreement to the Seller; and

(2)    if the Final Closing Cash Payment is greater than the Estimated Closing Cash Payment, (A) Buyer shall pay an aggregate amount equal to the difference between the Final Closing Cash Payment and the Estimated Closing Cash Payment to the Seller and (B) thereafter, Buyer and the Seller shall instruct the Escrow Agent to, pursuant to the terms of the Escrow Agreement, release all funds in the Adjustment Escrow Fund to the Seller.

(vi)    Upon the making of all applicable payments in accordance with Section 3.04(b)(v), none of the Parties may make or assert any claim under this Section 3.04 (except in the case of fraud) in connection with the matters contemplated by this Section 3.04).

(vii)    All payments required under this Section 3.04 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least two Business Days prior to the applicable payment date.

(viii)    The Company, the Seller and Buyer agree to treat any payment made pursuant to this Section 3.04 as an adjustment to the Cash Consideration for federal, state, local and foreign Tax purposes, except as otherwise required by applicable Law.

(ix)    During the period of time from and after the Sellers’ receipt of the Closing Statement through the final determination of the Final Closing Cash Payment in accordance with this Section 3.04, Buyer shall, and shall cause the Group Companies to, (i) permit the Seller and its Representatives to consult with the Group Companies and the Company’s accountants and (ii) provide to the Seller and its Representatives reasonable access during reasonable hours and under reasonable circumstances to all the properties, books, contracts and records of the Group Companies and such personnel and representatives relevant to the review of the Closing Statement and Buyer’s determination of the Final Closing Cash Payment or any component thereof in accordance with this Section 3.04 (including those of Buyer Surviving LLC’s accountants subject to the execution of appropriate agreements with Buyer Survivor LLC’s accountants and at the Seller’s sole expense), in each case as reasonably requested by the Seller.

3.05    Preparation of Statements delivered by the Company pursuant to Section 3.04(a)(i) and the Closing Statement. Notwithstanding anything to the contrary contained herein, statements delivered by the Company pursuant to Section 3.04(a)(i) and the Closing Statement (and all calculations of Working Capital, Company Funded Debt, Company Cash and the Transaction Expenses, other than the Tax Deficit) shall be prepared and calculated (i) in accordance with the accounting methodologies, principles, policies, procedures and practices used in the preparation of the Financial Statements and in accordance with the principles and line items set forth in Schedule 3.05 (collectively, the “Accounting Principles”) (which principles and line items in Schedule 3.05 shall control) and (ii) thereafter, to the extent consistent with the Accounting Principles, in accordance with GAAP, except that both the statement delivered by the Company pursuant to Section 3.04(a)(i) and the Closing Statement (and all calculations of Working Capital, Company Cash, Company Funded Debt and the Transaction Expense Amount) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement. In the event of any conflict between these two areas of priority, the Accounting Principles shall control. For the avoidance of doubt, solely for purposes of determining the Final Closing Cash Payment or any component thereof pursuant to this Agreement, no actions taken by Buyer on its own behalf or on behalf of the Group Companies, on or following the Closing Date, shall be given effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING BUYER, MERGER SUB AND BUYER SURVIVOR LLC

Except as set forth in the corresponding sections of the Disclosure Letter (subject to Section 15.07(e)), Buyer represents and warrants to the Seller and the Company that, as of the date hereof and as of the Closing Date:

4.01    Organization. Buyer and Merger Sub are each corporations duly incorporated under DE Law, and Buyer Survivor LLC is a limited liability company duly formed under DE Law, and each of Buyer, Merger Sub and Buyer Survivor LLC is validly existing and in good standing under DE Law and has the power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each Buyer Subsidiary (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its businesses as conducted on the date hereof. Buyer and each Buyer Subsidiary is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not have a Buyer Material Adverse Effect. True, correct and complete copies of the Organizational Documents of Buyer and each of its Subsidiaries have been made available to the Seller.

4.02    Authorization. Each of Buyer, Merger Sub and Buyer Survivor LLC has the power and authority to execute and deliver this Agreement, and when executed and delivered, will have the power and authority to execute and deliver the other Transaction Documents to which Buyer, Merger Sub or Buyer Survivor LLC, as applicable, is a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The Required Approval Matters is the only vote or approval of the holders of any class or series of equity interests of Buyer necessary to adopt this Agreement and to approve the transactions contemplated hereby. This Agreement has been, and the other Transaction Documents to which Buyer, Merger Sub or Buyer Survivor LLC, as applicable, is a party shall be, as of the Closing Date, duly authorized, executed and delivered by Buyer, Merger Sub and Buyer Survivor LLC, as applicable, and when duly executed by all parties thereto and delivered by Buyer, Merger Sub and Buyer Survivor LLC, shall constitute the legal, valid and binding obligations of Buyer, Merger Sub and Buyer Survivor LLC, enforceable against Buyer, Merger Sub and Buyer Survivor LLC in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws of general application affecting enforcement of creditors’ rights or general principles of equity, whether such enforceability is considered in a Proceeding in equity or at Law (“Enforceability Exceptions”). The Buyer Board has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Buyer was present, (a) determined that it is advisable and in the best interests of Buyer and its stockholders to enter into this Agreement, (b) approved the execution and delivery of this Agreement, Buyer’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby and (c) has directed that the Required Approval Matters be submitted to its stockholders for approval in accordance with the applicable Organizational Documents of Buyer and the rules and regulations of the SEC and NASDAQ and has resolved to recommend approval of the Required Approval Matters by such stockholders. Such resolutions have not been amended or withdrawn as of the date of this Agreement.

4.03    Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, filing of the Certificates of Merger and receipt of the Required Approval Matters, neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby and thereby will (a) violate, conflict with or result in any breach of any provision of the Organizational Documents of Buyer, Merger Sub or Buyer Survivor LLC, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority, (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer, Merger Sub or Buyer Survivor LLC is a party or by which Buyer, Merger Sub or Buyer Survivor LLC or any of their respective assets may be bound, (d) violate any Law applicable to Buyer, Merger Sub or Buyer Survivor LLC or (e) result in the creation or imposition of any Lien upon or with respect to any of the assets owned, leased or licensed by Buyer, Merger Sub or Buyer Survivor LLC, excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, violations, conflicts, defaults or rights which would not, or would not be reasonably likely to, have a Buyer Material Adverse Effect.

4.04    Litigation. There is no Proceeding, whether with a third party or Governmental Authority, pending or, to the Knowledge of Buyer, threatened against Buyer, Merger Sub or Buyer Survivor LLC, by or before any Governmental Authority or by any third party which challenges the validity of this Agreement or which would, or would be reasonably likely to, cause a Buyer Material Adverse Effect.

4.05    Financial Capability. Attached hereto as Exhibit E is a true, correct and complete copy of the executed debt commitment letter, dated on or about the date hereof, between Buyer and each of Golub Capital LLC and JPMorgan Chase Bank, N.A. (as permitted by Section 7.09 to be amended, modified or replaced, including all exhibits, schedules and annexes attached thereto, collectively, the “Debt Commitment Letter”), pursuant to which each of Golub Capital LLC and JPMorgan Chase Bank, N.A. has agreed, upon the terms and subject to the conditions thereof, to lend the amounts set forth therein for purposes including the financing of the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”). Buyer has provided to the Seller a true, complete and correct copy of the executed fee letters related thereto dated as of the date hereof (which fee letter may be redacted solely to redact fee amounts, alternative fee arrangements, flex terms and other economic terms) as the same may be amended or replaced in accordance with Section 7.09, including all exhibits, schedules and annexes attached thereto, collectively, the “Debt Fee Letters”). As of the date hereof, the Debt Commitment Letter and the Debt Fee Letters have not been amended, restated or otherwise modified or waived in any manner adverse to the Company, and the commitments contained in the Debt Commitment Letter have not been withdrawn, modified or rescinded in any respect. The Debt Commitment Letter in the form so delivered to the Seller on the date hereof is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, in each case in accordance with its terms, subject to the Enforceability Exceptions. There are no conditions precedent or contingencies related to the funding of the full amount of the Debt Financing other than as set forth in the Debt Commitment Letter, and other than the Debt Fee Letters, there are no side letters or other contracts or arrangements (oral or written) related to the Debt Financing. To the Knowledge of Buyer, no event has occurred that, with or without notice, lapse of time, or both, would constitute a default or breach on the part of Buyer or any other party thereto, in each case under the terms and conditions of the Debt Commitment Letter. Subject to the terms and conditions of the Debt Commitment Letter, the net proceeds contemplated from the Debt Financing, when funded in accordance with the Debt Commitment Letter, will, in the aggregate, together with all Cash, be sufficient on the Closing Date for (x) the satisfaction of all of Buyer’s payment obligations due at Closing under this Agreement, the Escrow Agreement and any related agreement in connection with consummating the transactions contemplated by this Agreement, including any repayment or refinancing of Company Funded Debt as a result of the consummation of the transactions contemplated by this Agreement and (y) the payment of any fees and expenses payable at Closing by Buyer in connection with the transactions contemplated hereby and the Escrow Agreement. Buyer has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement pursuant to the Debt Commitment Letter or Debt Fee Letters.

4.06    Organization of Merger Sub and Buyer Survivor LLC. Each of Merger Sub and Buyer Survivor LLC is a direct subsidiary of Buyer, which was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement. Buyer Survivor LLC is, and has since its formation been, a disregarded entity for all U.S. federal, and, as applicable, state and local, income tax purposes.

4.07    Certain Fees. Except as set forth on Section 4.07 of the Disclosure Letter, neither the Company nor the Seller shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Buyer or any of its Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Buyer or any of its Affiliates.

4.08    Issuance of Buyer Newly Issued Common Stock. The issuance and delivery of Buyer Newly Issued Common Stock at the Closing in accordance with this Agreement has been duly authorized by all necessary corporate action on the part of Buyer (other than with respect to the Required Approval Matters) and, when issued as contemplated hereby, such Buyer Newly Issued Common Stock shall be (i) duly authorized, duly and validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of DE Law, Buyer’s Organizational Documents or any Contract to which Buyer or any of its Subsidiaries is a party or otherwise bound and (ii) duly listed on NASDAQ, subject to official notice of issuance. Such Buyer Newly Issued Common Stock, when so issued and delivered in accordance with the provisions of this Agreement, shall be free and clear of all Liens, other than restrictions on transfer created by applicable securities Laws and will not have been issued in violation of applicable Laws, applicable NASDAQ rules or regulations.

4.09    SEC Filings, Buyer Common Stock and Buyer Financials.

(a)    Buyer has timely filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Buyer with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and all Buyer SEC Documents (the “Reporting Documents”). Each Reporting Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002, the Exchange Act and the Securities Act, as applicable to such Reporting Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. (1) The Buyer Common Stock is listed on NASDAQ, (2) Buyer has not received any written deficiency notice from NASDAQ relating to the continued listing requirements of such Buyer Common Stock, (3) there are no actions pending or, to the Knowledge of Buyer, threatened, against Buyer by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of the Buyer Common Stock on NASDAQ, (4) the Buyer Common Stock is in compliance with all of the applicable listing and corporate governance rules of NASDAQ and (5) except as set forth on Section 4.09(a) of the Disclosure Letter, there are no shares of Buyer Common Stock or any other equity security of Buyer issuable upon conversion or exchange of any issued and outstanding security of Buyer nor are there any rights, options outstanding or other Contracts to acquire shares of Buyer Company Stock or any other equity security of Buyer (including any stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which Buyer is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities of Buyer) nor stock appreciation, phantom stock, profit participation or Contracts relating to the equity securities of Buyer nor is Buyer contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares. No Buyer Stockholder or any other Person is entitled to any preemptive or similar rights to subscribe for shares of capital stock of Buyer. There are no declared or accrued but unpaid dividends with respect to any shares of capital stock of Buyer.

(b)    Section 4.09(b) of the Disclosure Letter sets forth, as of the date hereof, the amounts and types of Buyer’s outstanding equity, and there are no other equity securities or ownership interest of any kind of Buyer authorized, designated, issued, reserved for issuance or outstanding as of the date hereof. All outstanding equity of Buyer is duly authorized, validly issued and fully paid.

(c)    Section 4.09(c) of the Disclosure Letter sets forth a true, correct and complete list of the Buyer Subsidiaries, listing for each such Buyer Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization. All of the outstanding equity securities of each Buyer Subsidiary are validly issued, fully paid, nonassessable (as applicable) and free of preemptive rights and are owned by Buyer or another Buyer Subsidiary, whether directly or indirectly, free and clear of all Liens other than Permitted Liens. There are no options, warrants, convertible securities, stock appreciation, phantom stock, profit participation or Contracts relating to the equity securities of any Buyer Subsidiary or obligating Buyer or any Buyer Subsidiary to issue or sell any equity securities of, or any other interest in, any Buyer Subsidiary. There are no voting trusts, stockholder agreements, member agreements, proxies or other agreements in effect with respect to the voting or transfer of any equity securities of or any other interests in any Buyer Subsidiary. There are no Contracts to which any Buyer Subsidiary is a party which require any such Buyer Subsidiary to repurchase, redeem or otherwise acquire any equity securities or to make any investment in any other Person.

(d)    The financial statements and notes contained or incorporated by reference in Buyer’s (i) annual reports on Form 10-K for the past three fiscal years and Buyer’s quarterly reports on Form 10-Q for each fiscal quarter during such periods that Buyer filed such reports to disclose its quarterly financial results in each of the fiscal years of Buyer referred to in clause (i) above, (ii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Buyer with the SEC since the beginning of the first fiscal year referred to in clause (i) above, whether or not available through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), (the “Buyer Financials”), fairly present in all material respects the financial position and the results of operations, changes in stockholders’ equity and cash flows of Buyer at the respective dates of and for the periods referred to in such financial statements, all in accordance with (A) GAAP applied on a consistent basis throughout the periods involved and (B) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

4.10    Proxy Statement. The Proxy Statement will, on the date the Proxy Statement or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to the Buyer Stockholders, as the case may be, not contain, as of each such date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made in the Proxy Statement not misleading in light of the circumstances under which they were made (other than any such statements based on information provided by the Seller or the Group Companies).

4.11    Section 203 Approval. Assuming the accuracy of the representations set forth in Section 6.10, Buyer, acting through the Buyer Board, has taken all action necessary to (i) exempt this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date hereof; and (ii) exempt the transactions contemplated by this Agreement pursuant to which the Seller shall become an “interested stockholder” from the provisions of Section 203 of the DGCL, and such action is effective as of the date hereof. To the Knowledge of Buyer, no other state takeover statute, including moratorium, control share acquisition, business combination, fair price or other similar anti-takeover law, applies to this Agreement or the Voting Agreement or the transactions contemplated hereby or thereby.

4.12    Compliance with Law. Except as would not, or would not be reasonably likely to, have a Buyer Material Adverse Effect:

(a)    the business and operations of Buyer and each of the Buyer Subsidiaries is, and during the past three years has been, operated in compliance in all material respects with all applicable Laws and binding Orders of all Governmental Authorities. During the past three years, none of Buyer or any of the Buyer Subsidiaries has received written notice of or, to the Knowledge of Buyer, been under investigation with respect to, any claimed noncompliance with applicable Laws or binding Order of any Governmental Authority on the part of Buyer or any of the Buyer Subsidiaries;

(b)    none of Buyer or any of its Subsidiaries, nor any director, officer, employee or agent of Buyer or any of its Subsidiaries, nor, to the Knowledge of Buyer, any other Person acting on behalf of Buyer or any of its Subsidiaries, directly or indirectly, has, in the past three years, given or agreed to give any gift or similar benefit to any customer, supplier, Government Official or other Person for the purpose of: (A) influencing any act or decision of any Government Official, including a decision to not comply with such Person’s official duties; (B) inducing any Government Official to act or fail to act in violation of such Persons’ duties; or (C) causing any Government Official to influence any act or decision of any Government Entity in order to obtain or retain business, or direct business toward any Person; and

(c)    without limiting the generality of the foregoing, to the Knowledge of Buyer, Buyer and each Buyer Subsidiary is, and during the past five years has been, in compliance in all material respects with all legal requirements under (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd–1, et seq.) and (ii) local anti-corruption and bribery legal requirements, in each case, in jurisdictions in which Buyer or such Buyer Subsidiary is carrying on business or otherwise operating, including those jurisdictions where such legal requirements impose liability for the conduct of associated third parties (collectively, “Buyer Anti-Bribery Laws”) and, to the Knowledge of Buyer, no employee, officer, director, partner or member of Buyer or any Buyer Subsidiary has taken any action which would cause it to be in violation of any Buyer Anti-Bribery Laws. To the Knowledge of Buyer, during the past three years, none of Buyer or any of the Buyer Subsidiaries has received any communication from any Governmental Authority that alleges that Buyer or any of its agents is in violation of, or has, or may have, any material liability under, any Buyer Anti-Bribery Law.

4.13    Absence of Certain Changes. Except as set forth on Section 4.13(a) of the Disclosure Letter, since September 30, 2017 to the date hereof:

(a)    Buyer and the Buyer Subsidiaries have conducted their business in all material respects in the ordinary course of business of Buyer and the Buyer Subsidiaries consistent with past practice (including with respect to quantity and frequency);

(b)    there has not occurred a Buyer Material Adverse Effect;

(c)    there has been no casualty, loss, damage or destruction of any material property that is material to Buyer and the Buyer Subsidiaries, taken as a whole, and that is not covered by insurance; and

(d)    there has been no other action by Buyer or any of the Buyer Subsidiaries which, if such action had been taken (or failed to be taken) by Buyer or any of its Subsidiaries between the date of this Agreement and the Closing Date, would have required the consent of Buyer under Section 7.02.

4.14    No Undisclosed Liabilities. As of the date hereof, except as set forth in the balance sheet in Buyer’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 or Section 4.14 of the Disclosure Letter, Buyer and the Buyer Subsidiaries do not have any liabilities of a type that are required by GAAP to be reflected or reserved against in a balance sheet, except for liabilities (a) incurred since September 30, 2017 in the ordinary course of business of Buyer and the Buyer Subsidiaries consistent with past practice (including with respect to quantity and frequency), (b) incurred since September 30, 2017 pursuant to or in connection with this Agreement or the transactions contemplated hereby, (c) liabilities and obligations disclosed in this Agreement (including the Disclosure Letter) or (d) as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

4.15    Equity Interests. Buyer is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Buyer acknowledges and agrees that the Equity Interests to be acquired pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(a)(2) thereof and/or Regulation D promulgated under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. Until the resale by Buyer of the Equity Interests has become registered under the Securities Act, or otherwise transferable pursuant to an exemption from such registration otherwise required thereunder, the Equity Interests shall be characterized as “restricted securities” under the Securities Act.

4.16    Tax Returns; Taxes. Except as otherwise disclosed on Section 4.16 of the Disclosure Letter, as of the date hereof:

(a)    all income and other material Tax Returns of Buyer and each of the Buyer Subsidiaries required to have been filed with any Taxing Authority in accordance with any applicable Law have been timely (within any applicable extension periods) filed and each such Tax Return correctly and completely reflects liabilities for Taxes and all other information required to be reported thereon in all material respects;

(b)    all material Taxes due and owing by Buyer and each of the Buyer Subsidiaries have been paid in full; and

(c)    no material deficiencies for any Taxes of Buyer or any of the Buyer Subsidiaries are being asserted, proposed or threatened in writing, and no audit or investigation of any Tax Return of Buyer or any of the Buyer Subsidiaries is currently underway, pending or threatened in writing.

4.17    Opinion of Houlihan Lokey Capital, Inc. The Buyer Board has received the opinion of Houlihan Lokey Capital, Inc. to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, qualifications and limitations on the review undertaken and other matters considered, the Equity Consideration and the Cash Consideration, in the aggregate, to be paid by the Buyer pursuant to this Agreement was fair from a financial point of view to Buyer, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

Except as set forth in the corresponding sections of the Disclosure Letter (subject to Section 15.07(e)), the Seller hereby represents and warrants to Buyer that, as of the date hereof and as of the Closing Date:

5.01    Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its businesses as conducted on the date hereof. Each Group Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not be material. True, correct and complete copies of the Organizational Documents of each Group Company have been made available to Buyer.

5.02    Authorization. The Company has the requisite limited liability power and authority to execute and deliver this Agreement, and when executed and delivered will have, the requisite limited liability power and authority to execute and deliver the other Transaction Documents to which the Company is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Requisite Company Vote is the only vote or approval of the holders of any class or series of equity interests of the Company necessary to adopt this Agreement and to approve the transactions contemplated hereby. This Agreement has been and, when executed and delivered, the other Transaction Documents will be, duly authorized, executed and delivered by the Company and, when duly authorized, executed and delivered by all other Parties, constitutes, or in the case of the other Transaction Documents, will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

5.03    Capitalization.

(a)    Section 5.03(a)(i) of the Disclosure Letter sets forth (i) the amounts and (ii) types of the Company’s outstanding equity and (iii) the record and beneficial owners of its outstanding equity, and there are no other equity securities or ownership interest of any kind of the Company authorized, designated, issued, reserved for issuance or outstanding. All outstanding equity of the Company is duly authorized, validly issued and fully paid. None of the issued and outstanding Equity Interests were issued in violation of any preemptive rights or Laws. Except as set forth on Section 5.03(a)(ii) of the Disclosure Letter, there are no options, warrants, convertible securities, stock appreciation, phantom stock, profit participation or other agreements relating to the Equity Interests or obligating either the members of the Company or the Company to issue or sell any Equity Interests, or any other interest in, the Company. Except as set forth on Section 5.03(a)(iii) of the Disclosure Letter or as contemplated by this Agreement, there are no Contracts to which the Company is a party which require the Company to repurchase, redeem or otherwise acquire any Equity Interests or to make any investment in any other Person. Except as set forth on Section 5.03(a)(iv) of the Disclosure Letter, there are no voting trusts, stockholder agreements, operating agreements, member agreements, proxies or other agreements in effect with respect to the voting or transfer of any interests in the Company.

(b)    All of the outstanding equity securities of each Company Subsidiary are validly issued, fully paid, nonassessable (as applicable) and free of preemptive rights and are owned by the Company or another Company Subsidiary, whether directly or indirectly, free and clear of all Liens other than Permitted Liens. There are no options, warrants, convertible securities, stock appreciation, phantom stock, profit participation or agreements relating to the equity securities of any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any equity securities of, or any other interest in, any Company Subsidiary. Except as set forth on Section 5.03(b)(i) of the Disclosure Letter, there are no voting trusts, stockholder agreements, member agreements, proxies or other agreements in effect with respect to the voting or transfer of any equity securities of or any other interests in any Company Subsidiary. Except as set forth on Section 5.03(b)(ii) of the Disclosure Letter, there are no Contracts to which any Company Subsidiary is a party which require any Company Subsidiary to repurchase, redeem or otherwise acquire any equity securities or to make any investment in any other Person.

(c)    None of the Group Companies has outstanding any options to purchase equity securities of any Group Company and, except as set forth on Section 5.03(c) of the Disclosure Letter, no Group Company has issued options in the past three years.

(d)    Section 5.03(d) of the Disclosure Letter sets forth a good faith estimate, as of December 31, 2017, of the Redemption Amount and the estimated pro rata percentage of such Redemption Amount to be paid to each holder of Class A Interests.

5.04    Company Subsidiaries. Section 5.04 of the Disclosure Letter sets forth a true, correct and complete list of the Company Subsidiaries, listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization.

5.05    Consents and Approvals; No Violations. Assuming that the representations and warranties of Buyer, Merger Sub and Buyer Survivor LLC contained in Article IV are true and correct, except as set forth on Section 5.05 of the Disclosure Letter, the filing of the Certificates of Merger and the applicable requirements of the HSR Act, neither the execution and delivery of this Agreement and the other Transaction Documents nor the consummation of the transactions contemplated hereby and thereby will (a) violate, conflict with or result in any breach of any provision of the Organizational Documents of the Company, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority, (c) violate, conflict with, or result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract or Lease, (d) violate any Law applicable to any Group Company or (e) result in the creation or imposition of any Lien, other than a Permitted Lien, upon or with respect to any of the assets owned, leased or licensed by any Group Company, excluding from the foregoing clauses (b), (c), and (d) such requirements, violations, conflicts, defaults or rights which would not, or would not reasonably be expected to, be material to the Group Companies.

5.06    Financial Statements; Company Records.

(a)    The Company has made available to Buyer true, correct and complete copies of the audited consolidated balance sheets of the Group Companies for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, and the related audited consolidated statements of operations and cash flows of the Company, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”), and the unaudited consolidated balance sheet of the Group Companies as of September 30, 2017 (the “Unaudited Balance Sheet”) and the related unaudited consolidated statements of operations and cash flows of the Group Companies for the seven-month period then ended (together with the Unaudited Balance Sheet, the “Unaudited Financial Statements”). Except as set forth on Section 5.06 of the

Disclosure Letter, each of the Financial Statements and the Unaudited Financial Statements (a) has been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (b) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Group Companies as at the respective dates thereof and for the respective periods indicated therein, in each case, except as otherwise noted therein and subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and the absence of notes. Since January 1, 2015, the Group Companies have maintained a system of internal accounting and other controls designed to provide reasonable assurance that, for the Group Companies, material transactions are recorded as necessary to permit preparation of the financial statements in conformity with GAAP, as applied by each Group Company throughout the periods covered thereby.

(b)    Group Company Records. The books and records of the Group Companies contain true, correct and complete copies of the minutes of all meetings of directors, managers, general partners, managing members or managers thereof (including committees thereof) and stockholders, members or partners, as applicable, and all actions by written consent since the time of organization, formation or incorporation of the respective Group Company, as the case may be, through the date of this Agreement. True, correct and complete copies of the materials described in the immediately preceding sentence have been made available to Buyer.

5.07    No Undisclosed Liabilities. As of the date hereof, except as set forth in the Unaudited Balance Sheet or Section 5.07 of the Disclosure Letter, the Group Companies do not have any liabilities of a type that are required by GAAP to be reflected or reserved against in a balance sheet, except for liabilities (a) incurred since the Balance Sheet Date in the Ordinary Course, which individually or in the aggregate are not material, (b) incurred since the Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby, (c) liabilities and obligations disclosed in this Agreement (including the Disclosure Letter) or (d) as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies.

5.08    Absence of Certain Changes; No Company Funded Debt.

(a)    Except as set forth on Section 5.08(a) of the Disclosure Letter, since the Balance Sheet Date to the date hereof:

(i)    the Group Companies have conducted their business in all material respects in the Ordinary Course;

(ii)    there has not occurred any Material Adverse Effect;

(iii)    there has been no casualty, loss, damage or destruction of any property that is material to the Group Companies and that is not covered by insurance;

(iv)    there has been no material change in the accounting methods or practices of any Group Company or any change in depreciation or amortization policies or rates theretofore adopted by the Group Companies; and

(v)    there has been no other action by any Group Company which, if such action had been taken (or failed to be taken) by a Group Company between the date of this Agreement and the Closing Date, would have required the consent of Buyer under Section 7.01.

(b)    Except as set forth on Section 5.08(b) of the Disclosure Letter, as of the date hereof, no Group Company has any Funded Debt.

5.09    Real Estate.

(a)    Section 5.09(a) of the Disclosure Letter sets forth a true, correct and complete list of each real property leased, subleased or otherwise used or occupied by the Group Companies as of the date hereof (the “Leased Real Properties”), the Group Company that uses and occupies such Leased Real Property, the Leases pursuant to which the applicable Group Companies uses and occupies each Leased Real Property and all options or other rights to purchase, lease, use or occupy real property that are held by any of the Group Companies as of the date hereof. True, correct and complete copies of all leases and amendments thereto with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Buyer. None of the Group Companies now owns, or has owned within the past three (3) years, any fee interest in real property.

(b)    Except as set forth on Section 5.09(b) of the Disclosure Letter, with respect to each Lease set forth on Section 5.09(a) of the Disclosure Letter: (i) such Lease is a valid and binding agreement of the applicable Group Company, is in full force and effect in all material respects (except to the extent such Lease expires or is cancelled, rescinded or terminated after the date hereof in accordance with its terms) with respect to the applicable Group Company, and, to the Knowledge of the Company, assuming the due authorization, execution and delivery by such other party, the other party thereto, subject to the Enforceability Exceptions; and (ii) as of the date hereof, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default (or has constituted such breach or default) under such Lease on the part of the applicable Group Company, nor to the Knowledge of the Company, on the part of the other party thereto. Each of the premises demised under the Leases is in good order, condition and repair (subject to routine maintenance and repair in the Ordinary Course) and is adequate for the conduct of the business of the applicable Group Company in the Ordinary Course. None of the Group Companies has encumbered, transferred or assigned its interest in any Lease or sublet all or any portion of any Leased Real Property.

5.10    Intellectual Property.

(a)    Section 5.10(a) of the Disclosure Letter contains a true, correct and complete list of all of the following Intellectual Property as of the date hereof: (i) all registered trademarks and pending trademark applications owned by the Group Companies; (ii) all registered copyrights owned by the Group Companies; (iii) all domain names owned by the Group Companies; (iv) all registered patents and pending applications owned by the Group Companies; and (v) all material Company Software and material unregistered trademarks, including in the case of subsections (i) through (iv), as applicable, the record title owner (and, if different, the actual owner), country and registration and application dates and numbers.

Collectively, the items listed on Section 5.10(a) of the Disclosure Letter represent the “Company Scheduled Intellectual Property.” Except as set forth on Section 5.10(a) of the Disclosure Letter, the Group Companies have made all necessary filings, recordations and payments to protect and maintain their interests in the Company Scheduled Intellectual Property through the Closing Date. Section 5.10(a) of the Disclosure Letter also contains a list of all known maintenance and prosecution deadlines for any of the Company Scheduled Intellectual Property with a due date occurring in 2018.

(b)    Except as set forth on Section 5.10(b) of the Disclosure Letter: (i) a member of the Group Companies is the exclusive owner of all right, title and interest in each item of Company Scheduled Intellectual Property and all other Company Owned Intellectual Property, free and clear of all Liens, except for Permitted Liens; (ii) the registered, issued and applied for Company Scheduled Intellectual Property is, to the Knowledge of the Company, valid, subsisting and enforceable; (iii) as of the date hereof, there are no judgments finding any of the Company Owned Intellectual Property to be invalid or unenforceable and; (iv) as of the date hereof, there are no Proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, or enforceability of the Company Intellectual Property. The Company Intellectual Property constitutes all material Intellectual Property used in connection with the operation of the business of the Group Companies as currently conducted, and there is no other Intellectual Property that is necessary for the operation or continued operation immediately after Closing of the business of the Group Companies as it is currently conducted. The material Company Intellectual Property owned or used by the Group Companies immediately prior to the Closing will continue to be owned or available for use, as applicable, on identical terms and conditions immediately after the Closing.

(c)    Except as set forth on Section 5.10(c) of the Disclosure Letter, neither the use of any Intellectual Property as currently used by the Group Companies in the conduct of their business, nor the conduct of their business as currently conducted, infringes, misappropriates or otherwise violates the rights of any Person in any Intellectual Property. Except as set forth on Section 5.10(c) of the Disclosure Letter, there are no Proceedings currently pending or, to the Knowledge of the Company, that have been brought since January 1, 2015, against any Group Company alleging or concerning any of the foregoing, or alleging that any Person using any product or service of any Group Company infringes, misappropriates or otherwise violates the Intellectual Property of any Person, or that a license under any other Person’s Intellectual Property is or may be required in connection with the operation of the business of any Group Company, and there are no Orders binding on any Group Company relating to any Company Owned Intellectual Property.

(d)    Except as set forth on Section 5.10(d) of the Disclosure Letter, as of the date hereof: (i) there are no Proceedings currently pending or threatened in writing, or that have been brought since January 1, 2015, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Company Owned Intellectual Property or any Licensed Intellectual Property that is exclusively licensed to a Group Company; and (ii) to the Knowledge of the Company, no Person is currently materially infringing upon, misappropriating, or otherwise violating any of the Company Owned Intellectual Property or any Licensed Intellectual Property that is exclusively licensed to a Group Company. Except pursuant to a Contract set forth on Section 5.12(a) of the Disclosure Letter, no Group Company has entered into any Contract that materially limits, restricts or impairs the ability to use, register or enforce any material Company Owned Intellectual Property, including any agreements entered into in connection with any settlement, coexistence or non-compete agreement.

(e)    The Group Companies have taken reasonable measures to protect the confidentiality of the Secret Information owned or used or held for use by the Group Companies, including requiring all Persons having access to such Secret Information to execute written nondisclosure agreements, or to be bound by appropriate written policies, that protect such Secret Information. To the Knowledge of the Company, there have been no disclosures of any Secret Information owned or used or held for use by any Group Company, except pursuant to and in compliance with the terms of a written nondisclosure agreement or written policy. Each employee and contractor of the Group Companies who has created or developed any Company Intellectual Property has entered into a valid Contract pursuant to which such Person has assigned to a Group Company all Intellectual Property such Person has created, developed or invented in connection with the business of the Group Companies. The Group Companies do not collect and store payment card information. All collection and storage of payment card information on behalf of the Group Companies is performed by third-party vendors who, to the Knowledge of the Company, are in material compliance with all rules and regulations of any relevant payment card association, including any applicable Payment Card Industry (“PCI”) rules, regulations and standards.

(f)    All IT Assets used in the business are owned by one of the Group Companies or used pursuant to a valid license or other enforceable right and are not a “bootleg” or unauthorized copy. To the Knowledge of the Company, the IT Assets that are used in the business: (i) are in reasonable working order; (ii) have reasonable security, backups, disaster recovery arrangements and hardware and Software support and maintenance to minimize the risk of material error, breakdown, failure or security breach occurring and to ensure if such event does occur it does not cause a material disruption to the operation of the business; (iii) are configured and maintained to minimize the effects of viruses and do not contain trojan horses and other malicious code; and (iv) have not suffered any material error, breakdown, failure or security breach in the last three years.

(g)    Section 5.10(g) of the Disclosure Letter sets forth a true, correct and complete list of all Open Source Software used in the operation of the business (including a brief description of how such Open Source Software is used). No Group Company has used any Open Source Software in any manner that (i) requires the disclosure or distribution of any source code of any Company Software, (ii) requires the licensing of any Intellectual Property for the purpose of making derivative works or any other purpose, (iii) imposes any restriction on the consideration to be charged for the distribution of any Intellectual Property, (iv) grants, or purports to grant, to any third party any rights or immunities under any Intellectual Property, or (v) imposes any other material limitation, restriction, or condition on the right of the Seller to use or distribute any Intellectual Property. With respect to any Open Source Software that is or has been used by any Group Company in any way in the operation of its business, such Group Company has been and is in material compliance with all applicable licenses with respect thereto.

(h)    Each Group Company’s collection, creation, transmission, use, disclosure, retention, disposal, security and storage of Personal Information complies in all material respects with: (i) the Contracts to which the Group Companies are party; (ii) the Information Privacy and Security Laws; and (iii) the published online privacy policies of the Group Companies.

(i)    Except as set forth in Section 5.10(i) of the Disclosure Letter, the Group Companies (i) are not, to the Knowledge of the Company, under investigation by, or have not received any written notice or audit request from, any Governmental Authority for a violation of any Information Privacy and Security Laws and (ii) have not acted, to the Knowledge of the Company, in a manner that would trigger a notification or reporting requirement under any Material Contract or any Information Privacy and Security Laws related to the collection, use, disclosure or security of Personal Information.

(j)    Except as set forth on Section 5.10(j) of the Disclosure Letter, there has not been since January 1, 2012 and there is no currently occurring (i) material loss or theft or data or security breach relating to Group Companies’ data or (ii) material unintended, illegal, or improper use or disclosure of or access to any Personal Information in the custody or control of any of the Group Companies or any Person acting at their direction. No claim has been asserted or, to the Knowledge of the Company, threatened against any Group Company alleging a violation of any Person’s rights of publicity or privacy or personal information or data rights.

(k)    The Chef’n Corporation, a Group Company, is the current owner of all of the Intellectual Property applications and registrations set forth on Section 5.10(a) of the Disclosure Letter for which “Chef’n Corporation” is listed in the “Owner Name” column and at no time did The Chef’n Corporation assign or purport to assign such applications and registrations to Taylor Precision Products, Inc.

5.11    Litigation. Except as set forth on Section 5.11 of the Disclosure Letter, (a) there is no material Order or, to the Knowledge of the Company, investigation or review pending or, to the Knowledge of the Company, threatened by any Governmental Authority with respect to the Group Companies or any of their respective assets, properties or businesses, in each case, relating to the business or properties of any Group Company; and (b) there are no material Proceedings pending or, to the Knowledge of the Company, threatened, against the Group Companies or any of their respective assets, properties or businesses, in each case relating, to the business or properties of any Group Company at Law or in equity.

5.12    Material Contracts.

(a)    Section 5.12(a) of the Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of the Material Contracts, each of which has been made available to Buyer. As of the Closing, the Group Companies are not party to any Material Contracts other than as set forth on Section 5.12(a) of the Disclosure Letter or Material Contracts entered into in accordance with Section 7.01.

(b)    Except as set forth on Section 5.12(b) of the Disclosure Letter, with respect to each Material Contract: (i) such Material Contract is a valid and binding agreement of the applicable Group Company, is in full force and effect (except to the extent such Material

Contract expires or is cancelled, rescinded or terminated after the date hereof in accordance with its terms) with respect to the applicable Group Company, and, to the Knowledge of the Company, assuming the due authorization, execution and delivery by such other party, the other party thereto, subject to the Enforceability Exceptions; and (ii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or default (or has constituted such breach or default) under such Material Contract on the part of the applicable Group Company, nor to the Knowledge of the Company, on the part of the other party thereto. During the 90-day period prior to the date hereof, no party to any Material Contract has provided written, or to the Company’s Knowledge oral, notice to any Group Company that it plans to terminate any Material Contract or materially reduce its business in the aggregate with any Group Company.

5.13    Tax Returns; Taxes.

(a)    Section 5.13(a) of the Disclosure Letter (i) lists all federal, state, local, and foreign income Tax Returns filed with respect to a Group Company for taxable periods ended on or after April 1, 2013, (ii) indicates those Tax Returns that have been audited and (iii) indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Buyer true, correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since April 1, 2013.

(b)    Except as otherwise disclosed on Section 5.13(b) of the Letter Schedule, as of the date hereof:

(i)    all income and other material Tax Returns of the Group Companies required to have been filed with any Taxing Authority in accordance with any applicable Law have been timely (within any applicable extension periods) filed and each such Tax Return correctly and completely reflects liabilities for Taxes and all other information required to be reported thereon in all material respects;

(ii)    all material Taxes due and owing by the Group Companies have been paid in full and the Unaudited Financial Statements reflect an adequate reserve for all material Taxes payable by the Group Companies for all taxable periods and portions thereof accrued through the date of such statements;

(iii)    all material deficiencies asserted as a result of any examination of any Tax Returns of the Group Companies have been paid in full, finally settled, or adequately reserved against in the Unaudited Financial Statements through the date of such statements;

(iv)    no claims for additional Taxes have been asserted in writing since April 1, 2013 and no proposals or deficiencies for any Taxes of the Group Companies are being asserted, proposed or threatened in writing, and no audit or investigation of any Tax Return of the Group Companies is currently underway, pending or threatened in writing;

(v)    no claim has been made in the past three (3) years by a Taxing Authority in a jurisdiction where a Group Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that it must file Tax Returns in such jurisdiction;

(vi)    the Group Companies have withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party and have materially complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto;

(vii)    with the exception of ordinary course filing extensions, there are no outstanding waivers or agreements by or on behalf of the Group Companies for the extension of time for the assessment of any Taxes or any deficiency thereof;

(viii)    except for Permitted Liens, there are no Liens for Taxes on any of the stock, assets or properties of any Group Company;

(ix)    there is no dispute or claim concerning any liabilities for Taxes with respect to a Group Company, for which notice has been provided, or which is asserted or threatened, or which is otherwise known to the Company;

(x)    the Company is not, nor has it been during the five-year period ending on the date hereof, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. No Group Company has participated in or cooperated with an international boycott as defined in Section 999 of the Code;

(xi)    no Group Company has agreed to or is required to make by reason of a change in accounting method, or otherwise, nor could be required to make by reason of a proposed or threatened change in accounting method or otherwise, any adjustment under Section 481(a) of the Code. No Group Company has been the “distributing corporation” (within the meaning of Section 355 of the Code) with respect to a transaction described in Section 355 of the Code within the five-year period ending as of the date of this Agreement. No Group Company has received (or is subject to) any ruling from any Taxing Authority with respect to a Tax, nor has it entered into (or is subject to) any private letter ruling or closing agreement with a Taxing Authority with respect to a Tax. The Company has disclosed on its federal income Tax Returns (or had disclosed on the federal income Tax Returns of Group Companies) all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code;

(xii)    no Group Company (i) is a party to (a beneficiary of or subject to) any Tax Sharing Agreement. or (ii) has any liabilities for the Taxes of any Person, (1) as a transferee or successor, (2) by Contract, or (3) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), in each case under clauses (i) and (ii), other than with respect to a Person that is a member of the group of which the Company is the parent;

(xiii)    no Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) installment sale or open transaction disposition made on or prior to the Closing Date, (2) prepaid amount received on or prior to the Closing Date, (3) cancellation of Funded Debt income arising on or prior to the Closing Date,

(4) a closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-US income Tax law) executed on or prior to the Closing Date, or (5) an intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law;

(xiv)    no Group Company that is incorporated or formed in a non-U.S. jurisdiction has, or at any time has had, an investment in “United States property” within the meaning of Section 956(c) of the Code. No Group Company is, or at any time has been, a passive foreign investment company within the meaning of Section 1297 of the Code. No Group Company that is incorporated in a non-U.S. jurisdiction is, or at any time has been, engaged in the conduct of a trade or business within the United States, or treated as or considered to be so engaged. No Group Company has a permanent establishment (within the meaning of an applicable tax treaty) or otherwise has an office or fixed place of business other than in the country in which it is organized;

(xv)    all related party transactions between any Group Company and the Seller and its Affiliates are as disclosed in Section 5.20;

(xvi)    all related party transactions between or among the Group Companies were entered into in compliance with Section 482 of the Code, or similar provision under foreign Law, and the Company has maintained contemporaneous transfer pricing documentation of all intercompany transactions between or among the Group Companies in material compliance with U.S. federal and state, local and foreign Law;

(xvii)    no Group Company is or has been a party to any “listed transaction” (as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2)); and

(xviii)    no Group Company that is characterized as a foreign corporation for U.S. Tax purposes has any current or accumulated earnings and profits for Tax purposes.

5.14    Environmental Matters. Except as set forth on Section 5.14 of the Disclosure Letter or as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies: (a) the Group Companies are and have been for the last three years, in compliance with all applicable Environmental Laws; (b) there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Group Companies alleging a violation of or liability under any Environmental Law; (c) none of the Group Companies has received any unresolved written notice from any Governmental Authority that any Group Company is subject to any pending claim based upon any provision of any Environmental Law; (d) the Group Companies hold, have held for the last three years, and are, and have been for the last three years, in compliance with all Environmental Permits required for the current (or past, to the extent applicable) operations of the Group Companies; (e) since January 1, 2013, and, to the Knowledge of the Company, prior to January 1, 2013, no Releases of Hazardous Substances have occurred and no Person has been exposed to any Hazardous Substances at, from, in, to, on, or under any current Site or, to the Knowledge of the Company, any former Site; (f) none of the

Group Companies has transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Substance to any off-Site location which has or would reasonably be expected to result in liability to any of the Group Companies; (g) there are no Phase I or Phase II environmental assessments, or other environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, or which are in the possession of the Group Companies with respect to any Leased Real Property which have not been delivered to Buyer prior to execution of this Agreement; (h) none of the Group Companies has contractually assumed responsibility for or agreed to indemnify or hold harmless any Person for any liability or obligation, arising under or relating to Environmental Laws; and (i) none of the Group Companies has entered into or is subject to, any Order with any Governmental Authority under any Environmental Laws.

5.15    Permits; Compliance with Law.

(a)    All material Permits held by the Group Companies are in full force and effect. The Group Companies own or possess all Permits that are necessary to enable them to carry on their respective operations as currently conducted, except, in each case, where the failure to own or possess any such Permit would not reasonably be expected to be material to the Group Companies.

(b)    The business and operations of each Group Company is, and during the past three years has been, operated in compliance in all material respects with all applicable Laws and binding Orders of all Governmental Authorities. During the past three years, no Group Company has received written notice of or, to the Knowledge of the Company, been under investigation with respect to, any claimed noncompliance with applicable Laws or binding Order of any Governmental Authority on the part of any Group Company.

(c)    No Group Company, nor any director, officer, employee or agent of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any other Person acting on behalf of the Company or any Company Subsidiary, directly or indirectly, has, in the past five years, given or agreed to give any gift or similar benefit to any customer, supplier, Government Official or other Person for the purpose of: (A) influencing any act or decision of any Government Official, including a decision to not comply with such Person’s official duties; (B) inducing any Government Official to act or fail to act in violation of such Persons’ duties; or (C) causing any Government Official or other Person to influence any act or decision of any Government Entity in order to obtain or retain business, or direct business toward any Person.

(d)    Without limiting the generality of the foregoing, to the Knowledge of the Company, each Group Company is, and during the past five years has been, in compliance in all material respects with all legal requirements under (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd–1, et seq.) and (ii) local anti-corruption and bribery legal requirements, in each case, in jurisdictions in which such Group Company is carrying on business or otherwise operating, including those jurisdictions where such legal requirements impose liability for the conduct of associated third parties (collectively, “Anti-Bribery Laws”) and, to the Knowledge of the Company, no employee, officer, director, partner or member of any Group Company has taken any action which would cause it to be in violation of any Anti-Bribery Laws. To the Knowledge of the Company, during the past three years, no Group Company has received any communication from any Governmental Authority that alleges that the Company or any of its respective agents is in violation of, or has, or may have, any material liability under, any Anti-Bribery Law.

5.16    Company Benefit Plans.

(a)    Section 5.16(a) of the Disclosure Letter contains a true, correct and complete list of all material Company Benefit Plans. With respect to each Company Benefit Plan, the Company has made available to Buyer true, correct and complete copies (to the extent applicable) of (i) the current plan document (or a written description if not set forth in a written plan document), including any amendments thereto, (ii) the three most recent annual reports on Form 5500, including all schedules and financial statements attached thereto, or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination, advisory and/or opinion letter received by the Company, (iv) the most recent summary plan description and any summaries of material modifications thereto and (v) each insurance or group annuity contract, trust agreement (including all amendments thereto and the latest financial statements thereof), or other funding vehicle, and each service provider agreement, investment management agreement and recordkeeping agreement.

(b)    Except as set forth on Section 5.16(b) of the Disclosure Letter:

(i)    No Company Benefit Plan is a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), a “multiple employer plan” described in Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA;

(ii)    No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code; and

(iii)    No direct, contingent or secondary material liability to any Person has been incurred or could reasonably be expected to be incurred by any Group Company under Title IV of ERISA with respect to any Company Benefit Plan, or with respect to any other Employee Benefit Plan presently or within the last six years maintained or contributed to by any ERISA Affiliate, other than for premiums payable to the PBGC under Title IV of ERISA.

(c)    Each Company Benefit Plan has been established, administered funded, and operated in all material respects in accordance with its terms and in compliance with applicable Laws, including ERISA and the Code. No Company Benefit Plan is subject to the Laws of any jurisdiction outside of the United States.

(d)    As of the date hereof, no material liability, claim, action or litigation has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course, and appeals of any such denied claims) and no event has occurred or circumstances exist that could reasonably be expected to give rise to any of the foregoing.

(e)    Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has at all times since its adoption been so qualified, and has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”), or is comprised of a master or prototype plan that has received a favorable advisory or opinion letter from the IRS on which it may rely, and no event has occurred and no condition exists which would reasonably be expected to result in the revocation of any such determination letter or advisory or opinion letter, or which could reasonably be expected to require action under the compliance resolution programs of the IRS to preserve the qualified status of such Company Benefit Plan, and each trust which forms a part of any such Company Benefit Plan has at all times since its adoption been tax-exempt under Section 501(a) of the Code.

(f)    Except as set forth on Section 5.16(f) on the Disclosure Letter, no Company Benefit Plan provides post-employment medical or other welfare benefits to any Person, other than health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA, or applicable state Laws.

(g)    No Group Company nor any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Benefit Plan that has resulted or would reasonably be expected to result in the imposition of a material Tax or penalty imposed by either Chapter 43 of the Code or Sections 502(i) or 502(l) of ERISA, or material damages pursuant to Section 409 of ERISA.

(h)    Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has at all times been in compliance in all material respects, both in form and operation, with Section 409A of the Code and applicable regulations and guidance thereunder.

(i)    All material required contributions, premiums and other payments that have become due under each Company Benefit Plan have been made on a timely basis, and unfunded benefits not yet due have been accrued or reserved for in in accordance with GAAP.

(j)    Except as set forth on Section 5.16(j) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of any transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent event): (i) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, independent contractors, agents or directors of the Group Companies; (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Group Companies to amend or terminate any Company Benefit Plan; or (iii) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code. None of the Group Companies is party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local Law relating to Taxes).

(k)    No material excise tax or penalty under the ACA, including Section 4980H of the Code, is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Benefit Plan.

(l)    None of the Group Companies nor any of their ERISA Affiliates has announced its intention or undertaken (whether or not legally bound) to materially modify or terminate any Company Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Benefit Plan.

5.17    Labor Relationships.

(a)    None of the Group Companies’ employees are, or have been at any time during the five years preceding the Closing Date, represented by a trade union, labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the United States National Labor Relations Board) or by any other Governmental Authority. None of the Group Companies are, or have been at any time during the five years preceding the Closing Date, a signatory to a collective bargaining or similar agreement with any trade union, labor organization or other group, and none of the Group Companies’ employees are a signatory to a collective bargaining or similar agreement with any trade union, labor organization or other group, in each case with respect to their employment with any of the Group Companies. There is not, and since January 1, 2013, there has not been any labor dispute, walk out, strike, hand billing, picketing, work stoppage, lockout, union organizing or collective bargaining or similar activity, involving any employee or group of employees of the Group Companies, and, to the Knowledge of the Company, none of this activity has been threatened.

(b)    The Group Companies are, and for the last five years have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, including those relating to wage and hour (including the classification of employees as exempt and non-exempt, payment of compensation for minimum wage, hours worked, meal and rest periods, overtime, payment of any other wages owed, payment of any commissions, bonuses and severance amounts owed, and wage notice and statement requirements), Tax withholding, classification of service providers as independent contractors or employees, terms and conditions of employment, collective bargaining, equal employment, fair employment practices, prohibited discrimination, harassment, retaliation, civil rights, child labor, equal employment opportunity, immigration, pay equity, safety and health, workers’ compensation, the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq., and any similar state or local law (collectively, the “WARN Act”).

(c)    Except as set forth in Section 5.17(c) of the Disclosure Letter, no material Proceeding has been filed, is pending or, to the Knowledge of the Company, has been threatened, or is reasonably anticipated with respect to any of the Group Companies or any of the Group Companies’ employees, including before or by, the National Labor Relations Board, the U.S. Equal Employment Opportunity Commission, the Department of Labor, Immigration and Customs Enforcement, Occupational Safety and Health Administration, worker’s compensation board, or any other state or local agency, board or commission, or Governmental Authority. None of the Group Companies is party to a conciliation agreement, consent decree or other agreement or Order with any Governmental Authority with respect to employment practices.

None of the Group Companies have received within the past five years any notice of intent by any Governmental Authority responsible for the enforcement of labor and employment Laws to conduct a Proceeding relating to any employees or employment practices of any of the Group Companies. There has not been any “mass layoff” or “plant closing” or other occurrence that would constitute a WARN event under the WARN Act affecting any employees of the Group Companies for which the obligations have not been satisfied in full.

(d)    The Group Companies have provided Buyer a list of all Persons who are providing services to the Group Companies and each such Person’s respective (i) job position/title, (ii) base salary or hourly rate, (iii) classification as an employee or an independent contractor, (iv) classification as exempt or non-exempt from overtime Laws, (v) classification as full-time, part-time or variable, (vi) classification as temporary, seasonal or leased, (vii) hire date, (viii) bonus and/or commission opportunity, (ix) location and (x) name of employer entity.

(e)    Except as set forth on Section 5.17(e) of the Disclosure Letter or as would not result in any material liability to the Group Companies as a whole, each Person who has provided or is providing services to any of the Group Companies and has been classified as an exempt employee, temporary employee, seasonal employee, leased employee or independent contractor, as applicable, has been properly classified as such under all applicable Laws including relating to wage and hour and Taxes, and pursuant to any Company Benefit Plan. To the Knowledge of the Company and except as would not result in material liability to the Group Companies as a whole, none of the Group Companies have any liability or obligation under any applicable Law or Company Benefit Plan arising out of improperly classifying such Person as an exempt employee, temporary employee, seasonal employee, leased employee or independent contractor, as applicable, and no such Person is entitled to any compensation or benefits that he or she has not been afforded under any applicable Law or Company Benefit Plan due to such misclassification.

(f)    To the Knowledge of the Company, all employees of the Group Companies are in material compliance with all applicable visa and work permit requirements.

(g)    Except as set forth on Section 5.17(g) of the Disclosure Letter, the services provided by each of the Group Companies’ employees in the U.S. are terminable at the will of the relevant Group Company; none of the Group Companies have entered into any employment contracts or arrangements with any employees providing any length of notice required to terminate the employment relationship or any severance payment required to terminate the employment relationship; and none of the Group Companies have entered into any independent contractor agreements pursuant to which an individual provides services to any of the Group Companies.

5.18    Certain Fees. Except for any fees of expenses payable under the terms of any agreement with Harris Williams & Co. or Centre Partners, L.P. and any other transaction fees payable to Centre Partners, L.P. or its Affiliates, all of which are Transaction Expenses, Buyer shall not be obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of the Seller or the Group Companies at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any of the Seller or the Group Companies or any of their respective Affiliates.

5.19    Insurance Policies. Section 5.19 of the Disclosure Letter contains, as of the date hereof, a true, correct and complete list of all insurance policies and bonds for the current policy year carried by or for the benefit and assets of any Group Company, all of which are valid, in full force and effect in all material respects (the “Material Policies”). Section 5.19 of the Disclosure Letter sets forth, as of the date hereof, by year, with respect to each Material Policy for the current and preceding policy year, a summary of the loss experience under such policy. There are no material pending claims under any Material Policy as to which coverage has been denied or disputed in writing or otherwise by the insurer or in respect of which the insurer has reserved its rights. All premiums due under each Material Policy have been paid in full. Neither the Company nor any Company Subsidiary has received a notice of cancellation or termination of any Material Policy. No insurance policies carried by or for the benefit of the Company and the Company Subsidiaries is subject to any self-insurance arrangements, and neither the Company nor any Company Subsidiary has or is party to any self-insurance obligations.

5.20    Related Party Transactions. Except as set forth on Section 5.20(a)(i) of the Disclosure Letter (all of which arrangements which are in writing have been made available to Buyer or, if not in writing, are described in a true and complete manner on Section 5.20(a)(i) of the Disclosure Letter) and except for employment relationships and compensation, benefits and travel advances in the Ordinary Course, no Related Party is a party to, a beneficiary of or subject to, any Contract or transaction with any Group Company or has any interest in any of the properties or assets of the Company or any Company Subsidiary. Except as set forth on Section 5.20(a)(ii) of the Disclosure Letter, neither the Company nor any Company Subsidiary has any obligations, whether contingent or otherwise, to the Seller or any Affiliate thereof, or any other Affiliate of the Company or any Company Subsidiary. Except as set forth on Section 5.20(a)(iii) of the Disclosure Letter and except for employment relationships and compensation, benefits and travel advances in the Ordinary Course, there are no intercompany services provided to the Company or any Company Subsidiary by any Affiliate or Related Party of the Company or any Company Subsidiary. Except as set forth on Section 5.20(a)(iv) of the Disclosure Letter, no Affiliate or Related Party of the Company or any Company Subsidiary owns, directly or indirectly, any interest in, or controls or is a director or employee of any business organization which is a creditor, supplier, customer or landlord of the Company or any Company Subsidiary.

5.21    Title to and Sufficiency of Assets. Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, the Group Companies have valid title to, or a valid leasehold interest in (or other right to use), all of the assets, tangible or intangible, used in the conduct of its business in the Ordinary Course or shown to be owned by the Group Companies on the Unaudited Balance Sheet, free and clear of all Liens, except for Permitted Liens. The assets owned or leased by the Group Companies constitute all of the material assets necessary for the Group Companies to carry on their business as currently conducted.

5.22    Accounts Receivable; Inventory.

(a)    The accounts receivable of the Group Companies constitute bona fide receivables resulting from bona fide sales to customers in the Ordinary Course. Since the Balance Sheet Date, the Company or any Company Subsidiary has collected its accounts receivable in the Ordinary Course. The reserves for bad debts reflected in the Financial Statements have been established in accordance with GAAP applied on a basis consistent with the respective Group Company’s past custom and practices.

(b)    Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies, the inventory items of the Company and the Company Subsidiaries consists of purchased goods as set forth on the Unaudited Financial Statements and are of a quality and quantity useable and saleable in the Ordinary Course, except for obsolete, damaged or outdated inventory written down on the Financial Statements or the books and records of the Company and the Company Subsidiaries in accordance with GAAP consistent with the respective Group Company’s past custom and practices.

5.23    Material Customers and Material Suppliers.

(a)    Section 5.23(a)(i) of the Disclosure Letter sets forth the top ten customers of the Company and Company Subsidiaries collectively (based on the dollar amount of sales to such customers) for the 12-month period ended October 31, 2017 (the “Material Customers”). Except as set forth on Section 5.23(a)(ii) of the Disclosure Letter, no such Material Customer has, during the last 12 months, cancelled or terminated any of its Contracts or arrangements, or materially reduced its business in the aggregate, with the Group Companies, or, to the Knowledge of the Company, made any threat to any of the Group Companies to cancel or otherwise terminate any of its Contracts or arrangements or materially reduce its business in the aggregate with any of the Group Companies. In the 12 months preceding the Closing Date, other than in the Ordinary Course, the Group Companies have not initiated any rebate, discount, advance sale programs, volume discounts or other similar programs or arrangements with any of its Material Customers in any material respect.

(b)    Section 5.23(b)(i) of the Disclosure Letter sets forth the top ten suppliers of the Company and the Company Subsidiaries collectively (based on the dollar amount of purchases from such suppliers) for the 12-month period ended October 31, 2017 (“Material Suppliers”). Except as set forth on Section 5.23(b)(ii) of the Disclosure Letter, no such Material Supplier has, during the last 12 months, cancelled or terminated any of its contracts or arrangements, or materially reduced its business in the aggregate, with the Group Companies, or, to the Knowledge of the Company, made any threat to the Group Companies to cancel or otherwise terminate any of its contracts or arrangements with, or materially reduce its supply to, the Group Companies.

5.24    Powers of Attorney. There are no material outstanding powers of attorney executed on behalf of the Company or any Company Subsidiary.

5.25    Product Warranties; Support Services. Except as set forth in Section 5.25 of the Disclosure Letter:

(a)    The Company Products conform in all respects with the applicable contractual warranty commitments made by the Group Companies to end users of such Company Products, except as would not, or would not reasonably be likely to, be material to the Group Companies.

(b)    All support services provided by the Group Companies to end users of the Company Products were performed in all material respects in conformity with the terms and requirements of all applicable support services Contracts to which any Group Company is a party (including all applicable warranties therein). As of the date hereof, there is no claim pending or, to the Knowledge of the Company, threatened against any Group Company relating to any such support services provided by the Group Companies, except as would not, or would not reasonably be likely to, be material to the Group Companies. No Group Company has sold, or received written notice of, any product or group of products, service or type of services which are defective or nonconforming to the warranties, contractual requirements or covenants expressly made with respect to them by such Group Company to its customers which have not been repaired, replaced, or corrected in accordance with the terms thereof, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(c)    The rate of claims (as a percentage of sales) pursuant to each of the Group Company’s warranties relating to the Company’s Products or to any of its respective product lines and the rate of returns based on such Group Company’s money-back guaranty to purchasers of the Company Products has not increased in any material respect since January 1, 2016.

(d)    There have been no voluntary or administratively enforced recalls of the Company’s Products, based on (i) consumer reports to any Group Company or any Governmental Authority or (ii) to the Knowledge of the Company, a defect that would subject a product to mandatory recall. No Proceeding is pending or, to the Knowledge of the Company, threatened regarding a voluntary or mandatory recall of the Company’s Products.

(e)    No Group Company has changed its warranty policies in any material respect since January 1, 2016.

5.26    Proxy Statement. Information provided by any Group Company for use in the Proxy Statement will, on the date the Proxy Statement or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to the Buyer Stockholders, as the case may be, not contain, as of each such date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made in the Proxy Statement not misleading in light of the circumstances under which they were made (other than any such statements based on information provided by Buyer).

5.27    Appraisal Rights. None of the Company Operating Agreement, the Preferred Purchase Agreement nor any other Contract to which the Group Companies, the Representative Sellers or any of their equityholders are bound provides for appraisal rights as contemplated by Section 18-210 of the DLLCA in connection with the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to Buyer, Merger Sub and Buyer Survivor LLC that, as of the date hereof and as of the Closing Date:

6.01    Organization. The Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware, and has the limited liability power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

6.02    Authorization. The Seller has the power and authority to execute and deliver this Agreement, and when executed and delivered, will have the power and authority to execute and deliver the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the other Transaction Documents to which the Seller is a party shall be as of the Closing Date, duly authorized, executed and delivered by the Seller and, when duly executed by all parties thereto and delivered by the Seller, shall constitute the legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to the Enforceability Exceptions.

6.03    Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) violate, conflict with or result in any breach of any provision of the Organizational Documents of the Seller, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority, (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which the Seller is a party or by which the Seller or any of its assets may be bound, (d) violate any Law applicable to the Seller or (e) result in the creation or imposition of any Lien upon or with respect to any of the assets owned, leased or licensed by the Seller, excluding from the foregoing clauses (b), (c), (d) or (e) such requirements, violations, conflicts, defaults or rights or which would not, or would not be reasonably likely to, have a Seller Material Adverse Effect.

6.04    Litigation. There is no Proceeding pending or, to the knowledge of the Seller, threatened against the Seller, by or before any Governmental Authority or by any third party which challenges the validity of this Agreement or which would not, or would not be reasonably likely to, have a Seller Material Adverse Effect.

6.05    Appraisal Rights. Neither the Company Operating Agreement nor any other Contract to which the Seller is a party with any Group Company provides for appraisal rights as contemplated by Section 18-210 of the DLLCA in connection with the transactions contemplated hereby.

6.06    Seller Shares. The Seller acknowledges and agrees that the Buyer Newly Issued Common Stock to be issued to the Seller as of the Effective Time pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(a)(2) thereof and/or Regulation D promulgated under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. Until the resale by the Seller of Buyer Newly Issued Common Stock has become registered under the Securities Act, or otherwise transferable pursuant to an exemption from such registration otherwise required thereunder, the Buyer Newly Issued Common Stock issued to the Seller shall be characterized as “restricted securities” under the Securities Act and, if certificated, shall bear the following legend (or if held in book entry form, will be noted with a similar restriction):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS AND THE HOLDER OF SUCH SECURITIES MAY NOT, DIRECTLY OR INDIRECTLY, SELL, OFFER OR AGREE TO SELL SUCH SECURITIES, OR OTHERWISE TRANSFER, DIRECTLY OR INDIRECTLY, OR LOAN OR PLEDGE, THROUGH SWAP OR HEDGING TRANSACTIONS (OR OTHER TRANSACTION WHICH IS DESIGNED TO OR WHICH REASONABLY COULD BE EXPECTED TO LEAD TO OR RESULT IN A SALE OR DISPOSITION OF SUCH SECURITIES EVEN IF SUCH SECURITIES WOULD BE DISPOSED OF BY SOMEONE OTHER THAN SUCH HOLDER THEREOF) SUCH SECURITIES (“TRANSFER”) OTHER THAN IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE STOCKHOLDERS AGREEMENT, DATED AS OF DECEMBER, 2017, AS IT MAY BE AMENDED FROM TIME TO TIME BY AND AMONG LIFETIME BRANDS, INC. (THE “COMPANY”) AND CERTAIN OF ITS STOCKHOLDERS AND OTHER PERSONS (THE “STOCKHOLDERS AGREEMENT”). THE STOCKHOLDERS AGREEMENT CONTAINS, OTHER THINGS, SIGNIFICANT RESTRICTIONS ON THE TRANSFER OF THE SECURITIES OF THE COMPANY AND OTHER RESTRICTIONS ON THE ACTIONS BY CERTAIN STOCKHOLDERS OF THE COMPANY RELATING TO THE COMPANY AND/OR ITS SECURITIES. A COPY OF THE STOCKHOLDERS AGREEMENT IS AVAILABLE UPON REQUEST FROM THE COMPANY.”

6.07    Certain Fees. Except for any Transaction Expenses, none of Buyer or any Group Company shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of the Seller or any of its Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any Group Company or the Seller or any of its Affiliates.

6.08    Proxy Statement. Information provided by the Seller for use in the Proxy Statement will, on the date the Proxy Statement or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to the Buyer Stockholders, as the case may be, not contain, as of each such date, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made in the Proxy Statement not misleading in light of the circumstances under which they were made (other than any such statements based on information provided by Buyer).

6.09    Interested Stockholder Status. Prior to the Buyer Board approving this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, including the acquisition of shares of Buyer Common Stock by the Seller pursuant to the terms hereof, for purposes of Section 203 of the DGCL, neither the Seller nor any of its Subsidiaries is, nor at any time during the last three years has been, an “interested stockholder” of Buyer, in each case, as defined in Section 203(c) of the DGCL. Neither the Seller nor any of its Subsidiaries owns any shares of Buyer Common Stock.

6.10    Capitalization of Seller. Centre Partners Management LLC or one of its controlled Affiliates or managed funds, directly or indirectly, beneficially owns a majority of the outstanding equity securities of the Seller and has the sole right to control and manage the Seller.

ARTICLE VII

PRE-CLOSING COVENANTS

7.01    Conduct of the Group Companies’ Businesses. The Seller and the Company agree that, during the period from the date of this Agreement to the Closing (the “Interim Period”), except as required by applicable Law, as set forth on Schedule 7.01 or as otherwise contemplated by this Agreement, or as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause the Company Subsidiaries to use commercially reasonable efforts to (x) conduct their respective businesses in the Ordinary Course, and (y) maintain, preserve and retain relationships with those customers, suppliers, vendors that are material to the Group Companies. Without limiting the generality of the foregoing, during the Interim Period, except as required by applicable Law, as set forth on Schedule 7.01 or as otherwise contemplated by this Agreement, or as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller and the Company shall not, and shall cause each of the Company Subsidiaries not to, take any of the following actions:

(a)    Organizational Documents. Amend, waive or modify any provision of any of the Organizational Documents of any Group Company, as in effect on the date hereof;

(b)    Equity Interests. (i) Adjust, split, combine or reclassify its equity interests, (ii) grant any Person any right or option to acquire any equity interests or (iii) issue, authorize for issuance, deliver, redeem, sell, pledge or otherwise encumber any equity interests or any securities convertible or exchangeable into or exercisable for any equity interests or make any changes (by combination, merger, consolidation, reorganization, liquidation, split, combination, reclassification, adjustment or otherwise) in the capital structure of any Group Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of any Group Company or otherwise amend the terms of any equity securities of any Group Company;

(c)    Dispositions. Sell, lease, license, convey, transfer, pledge, encumber, grant or otherwise dispose of any material assets or properties of any Group Company, including the equity interests of any Company Subsidiary, other than (i) the sale of inventory in the Ordinary Course or (ii) the disposition of used, obsolete or excess equipment in the Ordinary Course;

(d)    Employees and Employee Benefits. Except to the extent required by the terms of any Company Benefit Plan, this Agreement or applicable Law, (i) increase the level of compensation (including bonus opportunities) of any director, officer or employee of the Group Companies (other than in the Ordinary Course with respect to employees who are not officers or directors), (ii) establish, adopt, enter into, modify, amend or terminate any Company Benefit Plan, other than (A) to reflect changes in Law and plan administration or (B) in connection with the annual change of any Company Benefit Plan in the Ordinary Course which does not materially increase the annual cost to the Group Companies in respect of such Company Benefit Plan, (iii) grant or agree to grant any severance, change in control, retention, termination, incentive or bonus payment to any current or former officer, director or employee of any of the Group Companies (other than employees with an annual rate of base salary below $100,000); (iv) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, or (v) exercise any discretion to pay or accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan; except, in the case of each of clauses (i) and (ii), in conjunction with new hires, promotions or other changes in job status, to the extent consistent with past practice;

(e)    Accounting and Tax. Change its accounting policies or procedures, other than as required by GAAP, make or change any material Tax election, make any change in any Tax accounting method, change any annual accounting period for Tax purposes, file any material amended Tax Return, enter into any closing agreement, surrender any right to claim a refund for Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or settle any claim for Taxes;

(f)    Payables, Receivables and Inventory. Other than in the Ordinary Course, accelerate the payment, funding, right to payment or collection of accounts receivable, delay the payment of accounts payable, defer expenses or reduce inventory levels;

(g)    Material Contracts. Enter into or amend, modify, terminate or supplement any Material Contract or Lease outside the Ordinary Course;

(h)    Related Party Transactions. Enter into any transactions with any Related Party (other than as contemplated by this Agreement, and transactions among the Group Companies);

(i)    Funded Debt. Incur, create, assume or otherwise become liable for any Funded Debt, or any obligations under capital leases, or make any guarantees, in either case, except for borrowings under financing arrangements existing as of the date hereof or cancel any debts owed to or claims held by any Group Company (including the settlement of any claims or litigation or Proceeding);

(j)    Dividends. Declare, pay or set aside any dividend or make any distribution with respect to, or redeem or repurchase (other than the Redemption), any equity interests of any Group Company or effect any stock split, combination, redemption, repurchase, reclassification or similar action; provided, however, the foregoing shall not prohibit the dividend or other distribution of Cash prior to 12:01 A.M. on the Closing Date;

(k)    Loans. Loan or advance any money or other property or modify any existing loan to any present or former director, officer or employee of any Group Company (other than 401(k) loans) other than advances for travel and other normal business expenses to officers and employees in the Ordinary Course;

(l)    Capital Expenditures. Make, or agree to make, any commitment with respect to, any capital expenditures that are, in the aggregate, in excess of $800,000 taken as a whole;

(m)    Acquisitions. Make any acquisition of stock, or assets of any Person except in the Ordinary Course, or merge or consolidate with any Person;

(n)    New Line of Business. Enter into any new line of business outside of the businesses being conducted by the Group Companies as of the date hereof other than in connection with the integration of acquired businesses permitted by this Section 7.01 or acquired prior to the date of this Agreement;

(o)    Licenses. Grant any license or sublicense of, or assigned or transferred, any material rights under or with respect to Intellectual Property;

(p)    Insurance Policies. Obtain any insurance policy with respect to the Group Companies or their respective business or assets, other than to replace any insurance policy existing and in place as of the date hereof on terms materially similar thereto; or

(q)    Related Actions. Agree to do any of the foregoing.

Notwithstanding anything to the contrary contained herein, the Seller and the Company shall not, and shall cause the Group Companies not to, incur any Funded Debt or Transaction Expenses between 12:01 A.M. on the Closing Date and the Closing.

7.02    Conduct of Buyer’s Business. Buyer agrees that, during the Interim Period, except as required by applicable Law (including pursuant to any regulations on any applicable securities exchange), as set forth on Schedule 7.02 or as otherwise contemplated by this Agreement, or as consented to by the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall, and shall cause its Subsidiaries to use commercially reasonable efforts to conduct their respective businesses in the ordinary course of business consistent with past practices. Without limiting the generality of the foregoing, during the Interim Period, except as required by applicable Law, as set forth on Schedule 7.02 or as otherwise contemplated by this Agreement, or as consented to by the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its Subsidiaries not to, take any of the following actions:

(a)    Organizational Documents. Amend, waive or modify any provision of any of Buyer’s Organizational Documents as in effect on the date hereof, except as required by the DGCL or other applicable Law and other than amendments required pursuant to this Agreement;

(b)    Change of Control. Enter into any agreement for a transaction that would result in a Change of Control of Buyer unless such agreement would result in the termination of this Agreement pursuant to Section 13.01(g);

(c)    Asset Sale. Consummate any transaction for the sale of all or substantially all of Buyer’s assets;

(d)    Bankruptcy. File for reorganization pursuant to Chapter 11, or for liquidation pursuant to Chapter 7, of the U.S. Bankruptcy Code;

(e)    Liquidation. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the First Merger or Second Merger);

(f)    Indebtedness. Incur, create, assume, prepay or otherwise become liable for any indebtedness for borrowed money that would result in Buyer and the Buyer Subsidiaries having in excess of $225,000,000 of indebtedness for borrowed money in the aggregate, except for the Debt Financing or borrowings under financing arrangements of Buyer or the Buyer Subsidiaries existing as of the date hereof (or refinancings thereof);

(g)    Acquisitions. Acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any assets, Persons or businesses, in each case, with an individual value in excess of $100,000,000;

(h)    Dispositions. Sell, lease, license, convey, transfer, pledge, encumber, grant or otherwise dispose of any material assets or properties of Buyer or any Buyer Subsidiary, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, the proceeds of which disposition are used to replace the sold equipment or (iii) with an individual value in excess of $100,000,000; or

(i)    Related Actions. Agree to do any of the foregoing.

7.03    Commercially Reasonable Efforts; Consents.

(a)    Without expanding Buyer’s obligations in Sections 7.08, 7.13 or 7.14, each of the Parties shall cooperate, and use their respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things, necessary under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all Permits and Orders of Governmental Authorities and other third parties (including those consents set forth in Schedule 7.03(a)) necessary prior to the Closing to consummate the transactions contemplated by this Agreement or the failure of which to obtain such Permit or Order would result in a default under any

Material Contract. Buyer shall pay all filing fees under the HSR Act. Notwithstanding anything to the contrary in this Agreement, the Company shall not be obligated to incur any costs for purposes of obtaining the consents referred to above, including all fees, charges, costs and expenses levied by a counterparty in granting its consent, including assignment fees. Notwithstanding the foregoing and Section 7.01, the Company shall not (and shall cause the Company Subsidiaries not to) as a condition to obtaining any such consent, amend or agree to any amendment of any Contract subject to this Section 7.03(a) that would be adverse to the Group Companies without the prior written consent of Buyer. In addition to the foregoing, Buyer shall use its commercially reasonable efforts to provide cooperation and assistance in this regard including providing any necessary evidence of financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.

(b)    Each Party shall, and shall cause its Affiliates to, promptly after execution of this Agreement (but in no event later than five Business Days after the date hereof) make all filings or submissions as are required under the HSR Act. Each Party shall, and shall cause its Affiliates to, request early termination of the applicable waiting period under the HSR Act in their respective filings. Each Party shall promptly furnish to the other Parties such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act.

(c)    No Party shall take any action that could reasonably be expected to adversely affect the approval of any Governmental Authority of any of the aforementioned filings. The Parties further covenant and agree to use commercially reasonable efforts to obtain expiration or early termination of the applicable waiting period under the HSR Act; notwithstanding anything contained in this Agreement to the contrary, including this Section 7.03, in no event shall any Party be obligated to agree to any (i) structural or conduct remedy or (ii) to litigate, in each of the immediately preceding clauses (i) and (ii), against any Governmental Authorities or private party.

(d)    The Parties shall cooperate in good faith with the other Parties and all Governmental Authorities and shall use commercially reasonable efforts to undertake promptly any and all action required to complete lawfully, and as soon as possible, the transactions contemplated by this Agreement. Said cooperation includes, but is not limited to (i) keeping each other Party appropriately informed of communications from and to personnel of the reviewing Governmental Authorities; and (ii) conferring with each other regarding appropriate contacts with and response to personnel of said Governmental Authorities and the substantive content of any such contacts or presentations. The Parties shall not participate in any meeting or discussion with any Governmental Authority with respect of any such filings, applications, investigation, or other inquiry without giving the other Party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Authorities, the opportunity to attend and participate (which, at the request of either Party, shall be limited to outside antitrust counsel only); provided, however that Buyer shall have sole responsibility for the content of any substantive written or oral communications with any Governmental Authorities.

(e)    Notwithstanding the foregoing, the provisions of this Section 7.03 are subject to the terms and conditions of Section 7.04 hereof and any other confidentiality or privilege limitations applicable to the Parties or their Affiliates.

7.04    Access to Information; Confidentiality.

(a)    During the Interim Period, the Seller and the Company shall, and shall cause the Company Subsidiaries, to (i) provide Buyer and its Affiliates and representatives access at reasonable times upon prior notice to the officers, employees, properties, books and records of the Company and the Company Subsidiaries and (ii) furnish promptly such information concerning the Company and the Company Subsidiaries as Buyer may reasonably request. Notwithstanding the foregoing, the Seller and the Company shall not be required to provide such access to the extent it reasonably determines in good faith that such access may unreasonably disrupt or impair the business or operations of the Company or any of the Company Subsidiaries. Nothing herein shall require the Seller or the Company or any of the Company Subsidiaries to disclose information to the extent such disclosure (A) would result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (B) would violate any applicable Law or any contractual confidentiality obligation of such party.

(b)    During the Interim Period, Buyer shall, and shall cause its Subsidiaries, to (i) provide the Seller and its Affiliates and representatives access at reasonable times upon prior notice to the officers, employees, properties, books and records of Buyer and the Buyer Subsidiaries and (ii) furnish promptly such information concerning Buyer and the Buyer Subsidiaries as the Seller may reasonably request. Notwithstanding the foregoing, Buyer shall not be required to provide such access to the extent it reasonably determines in good faith that such access may unreasonably disrupt or impair the business or operations of Buyer or any of the Buyer Subsidiaries. Nothing herein shall require Buyer or any of the Buyer Subsidiaries to disclose information to the extent such disclosure (A) would result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (B) would violate any applicable Law or any contractual confidentiality obligation of such party.

(c)    The Seller, Buyer and the Company shall comply with, and shall cause their respective Affiliates and representatives to comply with, all of their respective obligations under the Confidentiality Agreement, with respect to the information disclosed under Section 7.04(a) or Section 7.04(b).

(d)    From and after the Closing, the Seller shall, and shall cause its employees and controlled Related Parties to, and will instruct its other Representatives to, hold in confidence, subject to the same terms and conditions set forth in the Confidentiality Agreement as if such terms and conditions were incorporated herein by reference, mutatis mutandis, any and all information, whether written or oral, concerning Buyer, the Company and the Company Subsidiaries and their respective businesses that would have been treated as Confidential Information under the Confidentiality Agreement if disclosed to the Company, or any Affiliates or Representatives thereof, in the case of Confidential Information concerning Buyer, and Buyer or any Affiliates or Representatives thereof, in the case of Confidential Information concerning the Company and the Company Subsidiaries, as if such Person was the recipient of such Confidential Information under the Confidentiality Agreement.

7.05    Public Announcements.

(a)    The Parties agree that no public release, filing or announcement concerning this Agreement or the other Transaction Documents or the transactions contemplated herein or therein shall be issued by any Party or any of their Affiliates without the prior written consent of Buyer and the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)    The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release (but in any event within four Business Days after the execution of this Agreement), Buyer shall file a Current Report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal securities Laws; provided that Buyer shall provide the Seller an opportunity, to review and comment on the Signing Filing prior to such filing and Buyer shall consider such comments in good faith. Buyer and the Seller shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated herein (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release (but in any event within four Business Days after the consummation of the transactions contemplated herein), Buyer shall file a Current Report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal securities Laws; provided that Buyer shall provide the Seller an opportunity to review and comment on the Closing Filing prior to such filing and Buyer shall consider such comments in good faith. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated herein, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary in connection with the transactions contemplated herein, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated herein.

7.06    Termination of Related Party Agreements; Redemption.

(a)    Prior to the Closing, the Seller and the Company shall, and shall cause the Group Companies to, terminate all Contracts between any Group Company on the one hand and any Related Party (other than any other Group Company) on the other hand, pursuant to an agreement in form and substance reasonably satisfactory to Buyer and with no liability to any Group Company, other than those Contracts set forth on Schedule 7.06;

(b)    Each of the Company and the Seller hereby covenants and agrees that they shall (i) effect the redemption of the Class A Interests immediately prior to the Effective Time (the “Redemption”) as contemplated by this Agreement and in accordance with the Company Operating Agreement and the Preferred Purchase Agreement; and (ii) deliver to Buyer a payoff letter with respect to the Redemption, in form and substance reasonably satisfactory to Buyer, to be executed at the Closing, including the names of each Person to which any portion of the Closing Redemption Payment Amount is owed to fully satisfy the Company’s payment obligations in respect of the Redemption, the amounts owed to such Person and the bank account or bank accounts to which such amounts are to be paid and specifying that the Class A Interests shall, upon the Redemption, not be deemed to be outstanding for any purpose under the Company Operating Agreement, the Preferred Purchase Agreement or otherwise and shall be immediately cancelled (the “Redemption Payoff Letter”) at least three Business Days prior to the Closing.

7.07    Employee Benefits.

(a)    Prior to the Closing, the Company shall take such corporate actions as are necessary to terminate such Company Benefit Plans as Buyer may identify to the Company at least five days prior to the Closing Date, effective as of immediately prior to the Closing Date, in each case pursuant to board resolutions and other actions required or appropriate under the terms of the applicable Company Benefit Plan.

(b)    Nothing contained in this Section 7.07 shall be deemed to (i) make any employee, officer, former employee, or independent contractor of the Group Companies or Buyer or any of their Affiliates (including any beneficiary or dependent thereof) a third party beneficiary of this Agreement or provide them any rights or remedies, (ii) confer upon any employee of the Group Companies the right to continue in employment with Buyer or its Affiliates following the Closing, or interfere with any right or ability of Buyer or its Affiliates to change the terms and conditions of employment or terminate the employment of any employee for any reason or no reason following the Closing, (iii) prevent the modification, termination, or amendment of any benefit plan, program, arrangement or agreement in the sole discretion of Buyer or its Affiliates, or (iv) constitute an amendment to or any other modification of any Company Benefit Plan or any employee benefit plan of Buyer or its Affiliates.

(c)    Prior to the Closing, the Company shall submit to its stockholders for approval meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder (the “280G Rules”), any payment or benefit that may separately or in the aggregate constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code (“Parachute Payments”). The Company shall treat as Parachute Payments any payment or benefit to be provided to a disqualified individual pursuant to an agreement entered into between the Buyer or its Affiliates and such disqualified individual if directed by Buyer (which direction shall include all information necessary to enable the Company to satisfy the disclosure requirements of the 280G Rules as they relate to such payments or benefits). Prior to the Closing, the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer that a vote of the stockholders was solicited in conformance with Section 280G(b)(5)(B) of the Code and the regulations thereunder, and either that the requisite stockholder approval was obtained, or that no Parachute Payments will be payable or retained. The Company shall forward to Buyer prior to submission to its stockholders copies of all documents prepared by the Company in connection with this Section 7.07(c). Prior to the Closing, the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer that a vote of its stockholders was solicited in conformance with the 280G Rules, and either that the requisite stockholder approval was obtained, or that no Parachute Payments will be payable or retained. The Company shall not be in breach of its obligations under this Section 7.07(c) as a result of the failure of the disclosure to satisfy the disclosure requirements of the 280G Rules because Buyer failed to provide all information required to be disclosed to stockholders under the 280G Rules.

(d)    Buyer shall appoint Robert B. Kay to the Buyer Board and as Chief Executive Officer of Buyer (reporting to the Buyer Board) effective as of the Closing; provided that, Robert B. Kay accepts such position as Chief Executive Officer pursuant to the terms of the Employment Agreement. In the event that Robert B. Kay does not accept such position pursuant to the terms set forth in the Employment Agreement and Jeffrey Siegel is not serving as Chief Executive Officer of Buyer as of the Closing, the Company shall appoint a Chief Executive Officer, subject to the approval of the Seller, which approval shall not be unreasonably withheld.

7.08    Exclusivity.

(a)    Company. During the Interim Period, except for the transactions contemplated by this Agreement, neither the Seller nor the Company shall, nor shall they authorize or permit any of their respective Affiliates or Representatives to, directly or indirectly, (a) solicit, initiate, encourage, facilitate or induce the making, submission or announcement of any Company Acquisition Proposal or take any action that could reasonably be expected to lead to a Company Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate any inquiry or the making of any proposal or indication of interest that constitutes, or may reasonably be expected to lead to a Company Acquisition Proposal, (c) approve, endorse or recommend any Company Acquisition Proposal or (d) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Proposal. The Company and the Seller shall immediately cease and cause to be terminated, and shall cause their respective Affiliates and all of their and their Affiliates’ Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, any Company Acquisition Transaction or Company Acquisition Proposal.

(b)    Buyer. During the Interim Period, except for the transactions contemplated by this Agreement or as otherwise set forth in this Section 7.08, Buyer shall, and shall cause each of its Subsidiaries and its and their officers and directors to, and shall instruct its other Representatives to, (i) cease any solicitations, discussions or negotiations with any Person that would be prohibited by this Section 7.08(b); and (ii) not, directly or indirectly, (A) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist the making, submission or announcement of any proposal, inquiry or offer that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than to the Seller, the Group Companies or any designees of the Seller or the Group Companies) or its Representatives (in their capacity as such) any non-public information relating to Buyer and the Buyer Subsidiaries or any Acquisition Proposal or afford to any Person or its Representatives (in their capacity as such) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Buyer and the Buyer Subsidiaries (other than the Seller, the Group Companies or any designees of the Seller or the Group Companies), in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 7.08); or (D) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement.

(c)    Notwithstanding anything set forth in this Agreement to the contrary, if, at any time during the Interim Period, Buyer or any of its Representatives receives an Acquisition Proposal that did not result from any material breach of this Section 7.08, (i) Buyer and its Representatives may contact the Person or group of Persons making the Acquisition Proposal solely to clarify the terms and conditions thereof or to request that any Acquisition Proposal made orally be made in writing; and (ii) if the Buyer Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel) that failure to approve and cause Buyer to take such action would be reasonably likely to be inconsistent with the Buyer Board’s exercise of its fiduciary obligations to Buyer Stockholders under applicable Law, then Buyer and the Buyer Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, (A) participate or engage in discussions or negotiations with the Person or group of Persons making the Acquisition Proposal and its or their Representatives regarding such Acquisition Proposal, (B) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making such Acquisition Proposal and furnish, or provide access to, pursuant to such Acceptable Confidentiality Agreement any non-public information relating to Buyer, its Subsidiaries or its businesses, properties, assets, books, records or other non-public information, or provide access to any personnel of Buyer or its Subsidiaries; provided, however, that Buyer will promptly (and in any event within 48 hours) provide to the Seller any non-public information concerning Buyer or any of its Subsidiaries that is provided to any such Person or group of Persons or its or their Representatives that was not previously provided to the Seller and/or (C) take any other action with respect to an Acquisition Proposal in its reasonable discretion; provided, that, notwithstanding the foregoing, (1) Buyer Board (or a committee thereof) shall not, directly or indirectly through one or more of their Representatives, make a Change in Recommendation other than in accordance with this Agreement and (2) Buyer and Buyer Board (or a committee thereof) shall not, directly or indirectly through one or more of their Representatives, terminate this Agreement other than in accordance with this Agreement.

7.09    Financing.

(a)    Each of Buyer and Merger Sub shall use its commercially reasonable efforts to take, and shall cause each of its Subsidiaries, as applicable, and their respective Affiliates to use commercially reasonable efforts to take, all actions, and to do, or cause to be done, all things necessary to arrange, and close concurrently with the Closing, the Debt Financing on, except as expressly permitted by this Agreement, the terms and conditions set forth in the Debt Commitment Letter, including using its commercially reasonable efforts (i) to negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter, including, as necessary, the “market flex” provisions contained in the Debt Fee Letters (or on terms no less favorable to Buyer (in the reasonable judgment of Buyer) than the terms and conditions in the Debt Commitment Letter), so that such agreements are in effect no later than the Closing Date, (ii) to satisfy on a timely basis all conditions applicable to Buyer in such definitive agreements within its control, (iii) to comply with its obligations under the Debt Commitment Letter, (iv) upon satisfaction of all conditions set forth in Article X, Article XI and Article XII (other than those conditions that by their nature are to be satisfied at Closing), to enforce its rights under the Debt Commitment Letter. Buyer shall give the Seller prompt notice upon becoming aware of any material breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. Buyer shall keep the Seller informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Other than as set forth in Section 7.09(b), Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Debt Fee Letters (A) if such amendment, modification, waiver or remedy could reasonably be expected to impact, delay or otherwise adversely affect the ability of Buyer, Merger Sub and Buyer Survivor LLC to consummate the transactions contemplated hereby (including the Merger), (B) if such amendment, modification, waiver or remedy adversely affects in any material respect the conditions of the Debt Financing or the amount of such Debt Financing or (C) if such amendment, modification, waiver or remedy materially and adversely impacts the rights of Buyer against the other parties to the Debt Commitment Letter (provided that Buyer may amend the Debt Commitment Letter to add additional lenders, bookrunners, agents and other similar entities or to modify the pricing terms in consultation with the Seller). In addition, Buyer shall not consent to the termination of the Debt Commitment Letter in any respect, except for replacements of a Debt Commitment Letter with an Alternative Financing as contemplated by Section 7.09(b).

(b)    If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall promptly (but, in any event, within two (2) days of such occurrence) notify the Seller and use its commercially reasonable efforts to arrange to obtain (x) alternative debt financing (the “Alternative Financing”) from the same or alternative debt sources on terms and conditions, taken as a whole, no less favorable (in the reasonable judgment of Buyer) to Buyer than those in the Debt Financing Letter and in an amount sufficient to consummate the transactions contemplated hereby and with funding conditions no less favorable to Buyer than the original Debt Commitment Letter and (y) one or more new financing commitment letters and related fee letters. Notwithstanding anything herein to the contrary, in no event shall the commercially reasonable efforts of Buyer be deemed or construed to require Buyer or Merger Sub to, and neither Buyer nor Merger Sub shall be required to, (i) pay any material fees in excess of those contemplated by the Debt Commitment Letter and Debt Fee Letters, or (ii) agree to any material term that is outside of, or materially less favorable than, any applicable economic provision of the Debt Commitment Letter or Debt Fee Letters (including any flex provisions included therein). Buyer shall promptly deliver to the Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Buyer with any portion of the Debt Financing, together with the related alternative debt fee letter (which fee letter may be redacted solely to redact fee amounts and other economic terms). Any written notice provided pursuant to this clause (b) shall specify in reasonable detail the nature of the circumstances requiring the delivery of such notice and the actions Buyer has taken, is undertaking and proposes to take in respect thereof, and Buyer shall provide any additional information reasonably requested by the Seller related to any of the circumstances as set forth in such written notice as promptly as reasonably practicable. For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted by this Section 7.09 to be amended, modified or replaced and references to “Debt Commitment Letter” shall include such documents as permitted by this Section 7.09 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(c)    The Seller and the Company agree to use commercially reasonable efforts to provide, and shall cause the Company Subsidiaries and their respective Representatives (including legal and accounting) to use commercially reasonable efforts to provide, such cooperation as reasonably requested by Buyer, Merger Sub or Buyer Survivor LLC in connection with the Debt Financing or any Alternative Financing, including using commercially reasonable efforts (i) to, upon reasonable advance notice by Buyer, provide assistance with the preparation of customary confidential information or placement memoranda, ratings agency presentations, other lender presentations or other offering materials related to the syndication of Debt Financing (including assistance with pro forma financial information), in each case as customary for a financing of a type similar to the Debt Financing and to the extent reasonably requested by Buyer and to execute and deliver customary authorization letters with respect thereto on terms consistent with the Debt Commitment Letter (provided that neither the Seller nor any Group Company shall be required to give representations, warranties or indemnities in such letter); (ii) to use commercially reasonable efforts to cause senior management of the Company to, upon reasonable advance notice by Buyer, participate in a reasonable number meetings and presentations with ratings agencies and prospective lenders, (iii) to provide as promptly as reasonably practicable (x) consolidated balance sheet and related consolidated statement of income for Taylor Precision Products, Inc. and its subsidiaries as of and for the 12-month period ending on September 30, 2017 and as of and for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (or, in the case of the four fiscal quarter period ended on the last day of the fiscal year of Buyer, ended at least 90 days prior to the Closing Date) and (y) all financial information with respect to the Group Companies and the transactions contemplated hereby as required by paragraph 5 of Exhibit D to the Debt Commitment Letter, (iv) to afford to the providers of the Debt Financing, at reasonable times and on reasonable notice, access to the Group Companies’ respective properties and facilities, and (v) to promptly furnish to the Financing Sources all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering and other anti-corruption rules and regulations, including The USA PATRIOT Act, in each case as reasonably requested by Buyer in writing at least ten (10) days prior to the Closing Date. The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not reasonably likely to harm or disparage the Group Companies or the reputation or goodwill of the Company. Notwithstanding the foregoing, none of the Seller, its Subsidiaries nor any of their respective Affiliates or Representatives shall be required to (1) pay any commitment or other similar fee, in each case, in connection with the Debt Financing, (2) give any indemnities in connection with the Debt Financing (other than indemnities from the Group Companies that are not effective prior to the Closing), (3) provide any information the disclosure of which is prohibited or restricted (but only to the extent of such restrictions) under applicable Law or any written agreements or memoranda that are subject to legal privilege, (4) take any action that will conflict with or violate any applicable Laws or (5) take any action to the extent that it would, in the Seller’s reasonable, good faith judgment, (x) unreasonably interfere with the business or operations of the Seller or its Affiliates, (y) violate any applicable Law or (z) be reasonably likely to result in the waiver of any attorney-client privilege, the unauthorized disclosure of any trade secrets of third parties or the breach of any applicable confidentiality obligations; provided, further, (A) no director, officer, employee or other Representative of the Seller or its Subsidiaries shall be required to deliver any certificate or opinion or take any other action pursuant to this Section 7.09 other than directors, officers or employees of the Group Companies and then only if such certificate, opinion or other action would not reasonably be expected to result in personal liability to such director, officer or employee or to the Seller or any of its Affiliates and (B) the members of the boards of directors (or other applicable authorizing bodies) of the Group Companies prior to the Closing shall not be required to approve any Debt Financing or definitive documents related thereto prior to the Closing.

Buyer will promptly, upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by it and the other Subsidiaries of the Seller in complying with their respective covenants pursuant to this Section 7.09. Buyer shall defend, indemnify and hold harmless the Seller and its Subsidiaries, and their respective pre-Closing directors, officers, employees, agents and other Representatives, from and against any and all direct and actual losses (other than lost profits) suffered or incurred, directly or indirectly, in connection with the Debt Financing or any Alternative Financing (including providing the support and cooperation contemplated by this Agreement) or any information provided in connection therewith, in each case, other than to the extent any of the foregoing arises from the common law fraud, bad faith, gross negligence or willful misconduct of, or breach of this Agreement by, any of the Seller and its Subsidiaries or any of their respective directors, officers, employees, agents or representatives (as determined by a final and non-appealable judgment of a court of competent jurisdiction).

7.10    Requisite Company Vote. On the date following the execution of this Agreement, the Requisite Company Vote shall remain in effect and shall be delivered to Buyer with a statement of the Company’s Secretary certifying to such Requisite Company Vote and the Company and the Seller shall cause such Requisite Company Vote to remain in effect from the date of receipt of such Requisite Company Vote up to and including the Closing.

7.11    Merger Sub Approval; Buyer Survivor LLC Approval. Promptly following the execution of this Agreement, Buyer shall deliver to the Seller the Merger Sub Approval and the Buyer Survivor LLC Approval, in each case, in form and substance reasonably satisfactory to the Seller.

7.12    Financial Statement Preparation. Each of the Seller and the Company shall use its commercially reasonable efforts prior to Closing to prepare, or assist Buyer in causing to be prepared, as promptly as practicable, and in any event no later than 15 days following the date of this Agreement, any financial statements that Buyer is required to file pursuant to Form 8-K, Rule 3-05 or Article 8 of Regulation S-X under the Exchange Act and to include in the Proxy Statement, and shall use its commercially reasonable efforts to obtain the consents of its auditor(s) with respect thereto as may be required by applicable SEC regulations.

7.13    Proxy.

(a)    As promptly as practicable after the date hereof, but in no event more than 60 days following the date of this Agreement, Buyer shall prepare and file with the SEC a proxy statement in preliminary form (as amended or supplemented from time to time, the “Proxy Statement”) calling a special meeting of Buyer Stockholders (the “Buyer Stockholder Meeting”) seeking the approval of the holders of shares of Buyer Common Stock (the “Buyer Stockholders”) of the Required Approval Matters (as defined below), all in accordance with and as required by Buyer’s applicable Organizational Documents, applicable Law and any applicable rules and regulations of the SEC and NASDAQ. In the Proxy Statement, Buyer shall seek (i) approval by the Buyer Stockholders of the issuance of the Equity Consideration as contemplated by this Agreement in accordance with the applicable Organizational Documents of Buyer and the rules and regulations of the SEC and NASDAQ, (the “Required Approval Matters”) and (ii) to obtain any and all other approvals necessary or advisable to effect the consummation of the transactions contemplated by this Agreement. The Proxy Statement will comply as to form and substance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b)    Buyer shall mail the Proxy Statement to Buyer Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement. Each of the Company and the Seller shall furnish all information concerning such Party and its Affiliates to Buyer, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by the Company and the Seller to be included therein. Buyer shall promptly notify the Company and the Seller upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide the Company and the Seller with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company, the Seller and their respective Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, shall not communicate in writing with the SEC or its staff with respect to the Proxy Statement without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel. Each of the Company, Buyer and the Seller shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement.

(c)    Prior to filing with the SEC or mailing to the Buyer Stockholders, Buyer will make available to the Company and the Seller drafts of the Proxy Statement, both preliminary and final, and will provide the Company and the Seller with a reasonable opportunity to comment on such drafts, shall consider such comments in good faith and shall include all comments reasonably proposed by the Company and the Seller. Buyer will advise the Company and the Seller promptly after receipt of notice thereof, of (i) the time when the Proxy

Statement has been filed, (ii) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act, (iii) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iv) the filing of any supplement or amendment to the Proxy Statement, (v) any request by the SEC for amendment of the Proxy Statement, (vi) any comments from the SEC relating to the Proxy Statement and responses thereto or (vii) requests by the SEC for additional information.

(d)    If at any time following the filing and mailing of the Proxy Statement and prior to the Buyer Stockholder Meeting there shall be discovered any information that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Buyer shall promptly transmit to its stockholders an amendment or supplement to the Proxy Statement containing such information. If, at any time prior to the Effective Time, the Company or the Seller discover any information, event or circumstance relating to the Company, the Seller or any of their respective Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company and the Seller, as applicable, shall promptly inform Buyer of such information, event or circumstance.

(e)    Buyer shall make all filings required to be made by Buyer with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act, applicable “blue sky” laws and any rules and regulations thereunder.

(f)    The Company and the Seller shall use their commercially reasonable efforts to promptly provide Buyer with all information concerning the Company and the Seller reasonably requested by Buyer for inclusion in the Proxy Statement and any amendment or supplement to the Proxy Statement (if any) and in any other filing required to be made by Buyer with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act, applicable “blue sky” laws and any rules and regulations thereunder. The Company and the Seller shall use commercially reasonable efforts to cause the officers and employees of the Company to be reasonably available to Buyer and its counsel in connection with the drafting of the Proxy Statement and such other filings and responding in a timely manner to comments relating to the Proxy Statement from the SEC.

7.14    Buyer Stockholder Meeting.

(a)    Buyer shall, as promptly as practicable, establish a record date (which date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Buyer Stockholder Meeting, which meeting shall be held not more than 45 days after the date on which Buyer mails the Proxy Statement to the Buyer Stockholders. Without limiting Buyer’s rights set forth in, and subject to, Section 7.14(b), Buyer shall use its commercially reasonable efforts to obtain the approval of the Required Approval Matters, including by soliciting proxies as promptly as practicable in accordance with applicable Law and Buyer’s Organizational Documents for the purpose of approving the Required Approval Matters.

(b)    Subject to this Section 7.14(b), (i) Buyer shall, through the Buyer Board, recommend to the Buyer Stockholders that they vote in favor of the Required Approval Matters (the “Buyer Board Recommendation”) and Buyer shall include the Buyer Board Recommendation in the Proxy Statement and (ii) the Buyer Board shall not (A) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Buyer Board Recommendation; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Buyer Board Recommendation within ten (10) Business Days after the Seller so requests in writing, which request is transmitted after any public disclosure of an Acquisition Proposal (provided that Buyer will have no obligation to make such reaffirmation on more than two occasions); (D) take any Buyer Board action or make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Buyer Board to the Buyer Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Buyer Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 7.14); or (E) fail to include the Buyer Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Change in Recommendation”). Notwithstanding anything to the contrary set forth in this Section 7.14, at any time prior to the receipt of approval of the Required Approval Matters, the Buyer Board may effect, or cause the Buyer to effect, as applicable, a Change in Recommendation if:

(i)    a material development or change in circumstances occurs or arises after the date hereof that was not known by Buyer as of the execution of this Agreement and was not reasonably foreseeable to Buyer as of the execution of this Agreement (such development or change in circumstance, an “Intervening Event”) and the Buyer Board determines in good faith, following consultation with outside legal counsel that, as a result of such Intervening Event, a failure to effect a Change in Recommendation would be reasonably likely to be inconsistent with the Buyer Board’s exercise of its fiduciary obligations to the Buyer Stockholders under applicable Law; or

(ii)    after the date of this Agreement, Buyer receives an Acquisition Proposal and the Buyer Board determines in good faith, following consultation with outside legal counsel that, in connection with receipt of such offer to effect an Acquisition Transaction, that a failure to effect a Change in Recommendation would be reasonably likely to be inconsistent with the Buyer Board’s exercise of its fiduciary obligations to the Buyer Stockholders under applicable Law;

provided, that the Buyer Board shall not effect a Change in Recommendation unless the Buyer Board shall have (i) provided the Seller with five (5) Business Days’ notice of its intent to make such Change in Recommendation, (ii) during such five (5) Business Day period, the Buyer Board has considered and, at the reasonable request of the Seller, engaged in good faith discussions with the Seller regarding, any adjustment or modification to the terms of this Agreement proposed by the Seller, and (iii) the Buyer Board, following such five (5) Business Day period, again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by the Seller, that failure to do so would be reasonably likely to be inconsistent with the Buyer Board’s exercise of its fiduciary duties to the Buyer Stockholders under applicable Law.

(c)    Notwithstanding anything to the contrary contained in this Agreement, Buyer shall be entitled to postpone or adjourn the Buyer Stockholder Meeting to the extent reasonably necessary (i) to ensure that any supplement or amendment to the Proxy Statement that the Buyer Board has determined in good faith is required by applicable Law is disclosed to the Buyer Stockholders and for such supplement or amendment to be promptly disseminated to the Buyer Stockholders prior to the Buyer Stockholder Meeting, (ii) if, as of the time for which the Buyer Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Buyer Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Buyer Stockholder Meeting, or (iii) by up to ten Business Days in the aggregate in order to solicit additional proxies from stockholders in favor of the adoption of the Required Approval Matters. For the avoidance of doubt, the Parties agree that Buyer shall not be obligated to establish a record date for, duly call, give notice of, convene or hold the Buyer Stockholder Meeting for the purpose of voting on the Required Approval Matters in the event the Buyer Board issues a Change in Recommendation in accordance with this Agreement.

7.15    R&W Insurance Cooperation. The Seller and the Company shall, and shall cause the Company Subsidiaries to, use commercially reasonable efforts to assist Buyer (or an Affiliate of Buyer) in obtaining the R&W Insurance, including by providing reasonable access to the records, properties, personnel of the Group Companies, and by furnishing Buyer and the R&W Insurance provider as promptly as reasonably practicable with information and documentation customarily required for such transaction representations and warranties insurance policy (including by providing access to the documents or other material contained in the, or copies of portions of or the entire, virtual data room established by or on behalf of the Company by Merrill Corporation in connection with the transactions contemplated hereby, subject to execution of customary confidentiality agreements). Notwithstanding the foregoing, the Seller and the Company shall not be required to provide such assistance to the extent it reasonably determines in good faith that such assistance may unreasonably disrupt or impair the business or operations of the Company or any of the Company Subsidiaries. Nothing herein shall require the Seller or the Company or any of the Company Subsidiaries to disclose information to the extent such disclosure (A) would result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (B) would violate any applicable Law or any contractual confidentiality obligation of such party.

7.16    Taylor GP. On or prior to the Closing Date, Taylor GP shall withdraw as the manager of each Group Company to which it is a manager, and, effective upon the Effective Time, Buyer or its designee shall be designated as manager pursuant to the terms of the respective operating agreements of such Group Companies.

7.17    Takeover Laws. The Parties shall (a) use reasonable best efforts to ensure that no state takeover Law or similar Law, including, but not limited to, Section 203 of the DGCL, is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, and (b) if any state takeover Law, including, but not limited to, Section 203 of the DGCL, becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, use reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated by this Agreement.

7.18    Appointments. On or prior to the Closing Date, Buyer shall cause each of Michael Schnabel and Bruce Pollack to be appointed to the Buyer Board, in each case, effective as of the Closing Date.

7.19    Seller Efforts. Notwithstanding anything to the contrary contained herein, (a) the Seller shall cause the Group Companies to do all things required to be done or to deliver all items required to be delivered by any of the Group Companies pursuant to this Agreement and (b) the Seller (i) shall not permit, and shall cause not to be permitted any equity securities of the Seller to be directly transferred during the period from the date of the execution of this Agreement through the Closing Date other than to Affiliates of the Seller or (ii) provide written notice to Buyer promptly upon becoming aware of any indirect transfer of any equity securities of the Seller during the period from the date of the execution of this Agreement through the Closing Date.

7.20    Intellectual Property. Prior to the Closing Date, each of the Seller and the Group Companies shall use commercially reasonable efforts to (a) make all filings necessary to permit the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency (“Applicable IP Office”) in any relevant jurisdiction to update its official records to reflect that the correct Group Company is accurately listed as the record title owner of each trademark application and registration, copyright application and registration, and patent application and patent included in the Company Owned IP (collectively, the “Registered IP”), including all filings necessary to update the record title for any Registered IP in the name of Springfield Acquisition Co., LLC as of the date hereof and all filings necessary to correct the owner name for any Registered IP registered in the name of “Chef’n Corporation” rather than “The Chef’n Corporation”; and (b) make all filings necessary to permit the Applicable IP Office in any relevant jurisdiction to update its official records to reflect that all outstanding Liens on any Registered IP have been paid and released, in each case ((a) and (b)) with evidence reasonably acceptable to Buyer.

7.21    Payoff Letters. The Company will use its commercially reasonable efforts to obtain, no later than three Business Days prior to the Closing, the Payoff Letters to be executed at the Closing, including the names of each Person to which Company Funded Debt listed on Schedule 10.04 is owed, the amounts owed to such Person and the bank account or bank accounts to which such amounts are to be paid. The Company will use commercially reasonable efforts to obtain such Payoff Letters, at least seven Business Days prior to the Closing.

ARTICLE VIII

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

8.01    Further Assurances. From and after the Closing, upon the reasonable request of the other Parties and at such requesting Party’s expense, each of Buyer, the Seller and the Surviving Company shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further documents and instruments and shall take, or cause to be taken, all such further actions as the requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

8.02    RELEASE. In consideration of the delivery of Buyer Newly Issued Common Stock and the Cash Consideration hereunder effective upon and conditioned upon the completion of the Closing, the Seller and Taylor GP, on behalf of its direct or indirect equityholders, Affiliates, successors and assigns (each, a “Releasing Party”), hereby forever fully and irrevocably releases, acquits and discharges each of the Group Companies and Buyer and their respective past and present managers, officers, directors, equity holders, partners, Affiliates, employees, agents and attorneys and the respective successors, assigns, heirs, legal representatives, executors, administrators and Affiliates of the foregoing, and each of them (each, a “Released Party”), from any and all claims, suits, charges, demands, complaints, causes of action, debts, damages, obligations, promises, judgments, agreements and liabilities of any kind or nature whatsoever (including claims for damages, costs, expenses, and attorneys’, brokers’ and accountants’ fees and expenses), whether known or unknown and whether at law or in equity, in each case, solely to the extent arising out of such Releasing Party’s direct or indirect ownership of equity interests of the Company or any other Group Company (“Releasing Party Claims”) arising from or related to events, facts, conditions or circumstances existing or arising on or prior to the Closing Date, including, any Releasing Party Claims that the Releasing Party has or may in the future have against the Released Parties or commencing (or causing to be commenced or assisting with) any suit, action or proceeding of any kind, in any court, against the Released Parties based upon any Releasing Party Claim and hereby agrees, effective upon and conditioned upon the completion of the Closing, not to bring, assert or threaten to bring or otherwise join, in each case directly or indirectly, in any claim or demand against any of the Released Parties or any of them or commence (or cause to be commenced or assist with) any suit, action or proceeding of any kind, in any court, against the Released Parties based upon any Releasing Party Claim; provided that the foregoing shall not apply to any claim arising out of or relating to this Agreement (including as contemplated in Section 8.05) or any Transaction Document. The release contained in this Section 8.02 is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort. The Releasing Party agrees that, from and after the consummation of the Closing, in the event any such litigation, action, suit, claim or proceeding released pursuant to this Section 8.02 shall be brought by the Releasing Party, the release contained in this Section 8.02 shall constitute a complete defense thereto. The Releasing Party agrees and acknowledges that the release of any asserted or unasserted claim pursuant to this Section 8.02 is not and shall not be construed to be an admission of any violation of any federal, state, local or foreign law, or of any duty owed to the Releasing Party. The Releasing Party understands that this Section 8.02 includes a full and final release covering all known and known, suspected or unsuspected injuries, debts, claims or damages which have arisen or may have arisen from any Releasing Party Claims actually released in this Section 8.02. The Releasing Party acknowledges that there is a risk that, after signing this Agreement, the Releasing Party may discover liabilities that are released under this Section 8.02, but that are presently unknown to it, and the Releasing Party assumes such risk and understands that this release shall apply to any such liabilities.

8.03    Reserved.

8.04    Reserved.

8.05    Officer and Manager Indemnification and Insurance.

(a)    Each of Buyer and the Surviving Company agrees (and shall cause each Group Company to ensure) that all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former managers, officers or other indemnified parties of the Company and the Company Subsidiaries (the “D&O Indemnified Parties”), as provided in the respective organizational documents (in each case as in effect as of the date hereof), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six years after the Closing Date.

(b)    [INTENTIONALLY OMITTED].

(c)    The covenants contained in this Section 8.05 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

8.06    Employee Benefits. Notwithstanding any permitted amendment, termination or discretion applicable to any Company Benefit Plan that provides for the payment of annual cash bonuses, the Group Companies (and Buyer will cause the Group Companies to) shall, to the extent not already paid prior to Closing, and solely to the extent properly accrued as a Current Liability on the Final Adjustment Statement, pay bonuses to Continuing Employees in respect of fiscal year 2017 (“2017 Bonuses”) (i) to employees of the Group Companies as of immediately prior to the Effective Time who continue employment with Buyer or its Affiliates, including the Group Companies, following the Closing that are eligible for such bonus payments and (ii) in an amount determined by the applicable governing body (or a committee thereof) in good faith and in the Ordinary Course based on actual achievement of applicable performance goals. The 2017 Bonuses, solely to the extent accrued as a Current Liability on the Final Adjustment Statement, shall be paid by the Group Companies or Buyer at the time or times that the 2017 Bonuses would normally be paid by the Group Companies in the Ordinary Course (including, for the avoidance of doubt, subject to any continuing employment conditions).

8.07    Taylor Employee Invest, LLC. From and after the Closing, the Seller shall cause Taylor Employee Invest, LLC to comply with its obligations pursuant to the limited liability company agreement of Taylor Employee Invest, LLC to make any payments due to any participating equityholders of Taylor Employee Invest, LLC as are required to be paid to such equityholders as and when due and the Parties hereby agree that none of the Group Companies, Buyer nor any of their respective Affiliates, shall have any liability to, or obligation to make any payments to, such equityholders of Taylor Employee Invest, LLC in respect of their equity interests in Taylor Employee Invest, LLC. The Parties acknowledge and agree that there may from time to time be disputes between the equityholders of Taylor Employee Invest, LLC and Taylor Employee Invest, LLC and such disputes (in and of themselves) shall not constitute a breach of this Section 8.07.

ARTICLE IX

TAX COVENANTS

9.01    Responsibility for Filing Tax Returns.

(a)    Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and the Company Subsidiaries for all periods ending on or prior to the Closing Date, or which include the Closing Date, and in each case are filed after the Closing Date. Any such Tax Return with respect to any Income Tax shall be prepared on a basis consistent with past practice of the Company and the Company Subsidiaries, unless otherwise required by Law. Buyer shall provide the Seller with a copy of such proposed Tax Return with respect to any Income Tax (and such additional information regarding such Tax Return as may reasonably be requested by the Seller) at least 45 days prior to the filing of such Tax Return (except that in the case of a Tax Return related to Taxes due within 90 days following the Closing Date, the copy shall be provided to the Seller within 20 days prior to the filing), and the Seller shall provide any comments to Buyer in writing within 10 days following the receipt of such Tax Return from Buyer. In the event that, taking into account any reasonable comments from the Seller, a Tax Return governed by this Section 9.01 shows that a refund would be due, Buyer and the Seller shall use good faith efforts to resolve their dispute, if any, regarding the appropriate treatment of the disputed item or items. If Buyer and the Seller are unable to resolve any dispute regarding the preparation of such Tax Returns, they shall refer such dispute to the Independent Accountant, whose determination shall be final and conclusive on the parties, with the cost of the Independent Accountant to be borne by Buyer and Seller in accordance with the provisions of Section 3.04(b)(iii).

(b)    For purposes of this Agreement (including in the calculation of Working Capital and the Tax Deficit), in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income, gains or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income, gains or receipts be deemed equal to the amount which would be payable if the relevant Tax period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the Group Companies. Notwithstanding the foregoing, any deduction attributable to Transaction Expenses of the Company or the Company Subsidiaries shall be allocated to the taxable period or the portion of the taxable period ending on the Closing Date to the extent permitted by applicable Law.

9.02    Tax Sharing Agreements. All Tax Sharing Agreements with respect to or involving the Company and the Company Subsidiaries shall be terminated no later than the Closing Date, and, after the Closing Date, other than with respect to such agreements that are solely between the Group Companies, the Company and the Company Subsidiaries shall not be bound thereby or have any liability thereunder.

9.03    Certain Post-Closing Payments and Post-Closing Actions. If Buyer, the Company, the Surviving Company or its Subsidiaries (a) receives (i) any refund of an Income Tax for a Relevant Tax Period, or (ii) any refund attributable to a net operating loss carryback from a Relevant Tax Period (but, for the avoidance of doubt, not a net operating loss carryforward from a Relevant Tax Period), or (b) utilizes the benefits of any overpayment of an Income Tax which relates to a Tax paid or accrued by the Company or its Subsidiaries with respect to a Relevant Tax Period (in each case to the extent such refunds were not taken into account in computing the Tax Deficit as finally determined pursuant to Section 3.04(b)), Buyer shall transfer, or cause to be transferred, to the Seller within ten days of receipt the entire amount of the refund or overpayment, including, as applicable, any interest thereon, net of any Tax payable by Buyer with respect thereto. In the event that any such tax refund or overpayment is subsequently disallowed in whole or in part by any Taxing Authority, the Seller shall promptly return any such amounts to Buyer, the Surviving Company or their Subsidiaries.

9.04    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid 50% by Buyer and 50% by the Seller, and the Person required to file any applicable Tax Returns and other documentation with respect to all such transfers, documentary, sales, use, stamp, registration and other Taxes and fees in connection therewith will file all necessary Tax Returns, and, if required by applicable Law, each Party will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

9.05    Tax Free Qualification.

(a)    Buyer, Merger Sub or Buyer Survivor LLC shall not, and shall not permit any of their Subsidiaries to, take or cause to be taken any action, whether before or after the Second Merger, that could be expected to prevent or impede the First Merger and the Second Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)    The Seller and the Company shall not, and shall not permit any of the Company Subsidiaries to, take or cause to be taken any action, whether before or after the Second Merger that could be expected to prevent or impede the First Merger and the Second Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c)    The Parties agree to treat the transactions contemplated hereunder as, collectively, a reorganization within the meaning of Section 368(a) of the Code for all Tax purposes, and to file all Tax Returns in a manner consistent with such treatment, except to the extent otherwise required by a final determination under the Code, provided that if either Party believes that such characterization is inconsistent with applicable Law, the Parties shall discuss such characterization before taking an inconsistent position. Each of Buyer, the Seller and the Company shall reasonably cooperate with the other Parties as necessary to ensure that the First Merger and the Second Merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE X

CONDITIONS TO EACH PARTY’S OBLIGATIONS.

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in whole or in part by the Seller, on behalf of itself and the Company, and Buyer, on behalf of itself, Merger Sub and Buyer Survivor LLC:

10.01    Injunction. There will be no effective injunction, writ or preliminary restraining order or any Order of any nature issued by any Governmental Authority of competent jurisdiction to the effect that the transactions contemplated by this Agreement (including the Debt Financing) may not be consummated as provided in this Agreement.

10.02    HSR Act. The applicable waiting periods under the HSR Act or any applicable non-U.S. antitrust and competition laws shall have expired or been terminated, if applicable.

10.03    Buyer Stockholder Vote. The Buyer Stockholders have approved the Required Approval Matters.

10.04    Debt Financing. The Debt Financing as substantially set forth in the Debt Commitment Letter in accordance with the terms of this Agreement shall have occurred (or will occur simultaneously with the Closing).

ARTICLE XI

CONDITIONS TO THE OBLIGATIONS OF BUYER AND MERGER SUB

The obligations of Buyer, Merger Sub and Buyer Survivor LLC to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in whole or in part in writing by Buyer:

11.01    Accuracy of Representations and Warranties. The Fundamental Representations set forth in Article V and Article VI shall be true and correct in all respects (other than de minimis exceptions, except as set forth in clause (iii) of the first sentence of Section 5.03 which shall be true and correct in all respects) as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date, in which case as of such date). The representations and warranties set forth in Article V and Article VI or in any certificate delivered pursuant hereto (other than the Fundamental Representations) shall be true and correct as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, or would not be reasonably likely to, individually or in the aggregate, result in a Material Adverse Effect or Seller Material Adverse Effect, as applicable, (ignoring for the purposes of this sentence any qualifications as to Material Adverse Effect, Seller Material Adverse Effect or “materiality” contained in such representations or warranties).

11.02    Compliance with Obligations. The Company and the Seller shall have performed in all material respects all of their respective obligations required to be performed under this Agreement at or prior to the Closing.

11.03    No Material Adverse Effect. Since the date of this Agreement, there shall not have been, individually or in the aggregate, a Material Adverse Effect or Seller Material Adverse Effect.

11.04    Dissenting Interests. There shall be no holders of equity interests in the Company that have properly demanded appraisal of, or dissenters’ rights with respect to, such interests pursuant to Section 18-210 of the DLLCA or the operating agreement of the Company.

11.05    Excess Debt. The Funded Debt Deficit shall not exceed the Cash Consideration calculated pursuant to this Agreement.

11.06    Termination of Agreements. All Contracts set forth on Schedule 11.06 shall have been terminated pursuant to an agreement in form and substance reasonably satisfactory to Buyer and with no liability to any Group Company thereunder.

11.07    Tax Representation Letter. The Company shall have delivered the Company Tax Representation Letter to Buyer’s counsel.

11.08    Requisite Company Vote. The Requisite Company Vote shall remain in effect.

11.09    Closing Deliverables. The Seller and the Company shall have delivered the items required to be delivered by Section 3.03(a).

11.10    Cash Consideration Cap. The Estimating Closing Cash Payment shall be an amount greater than zero.

11.11    Redemption. Buyer shall be reasonably satisfied that the Redemption will take place immediately prior to the Closing.

11.12    Payoff Letters. The Company shall have delivered any required notices of prepayment within the time periods required by the relevant agreements governing the Company Funded Debt (unless waived) and Buyer shall have received executed Payoff Letters.

ARTICLE XII

CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE SELLER

The obligation of the Company and the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date, any or all of which may be waived in whole or in part by the Company or the Seller, as applicable:

12.01    Accuracy of Representations and Warranties. The Fundamental Representations set forth in Article IV shall be true and correct in all respects (other than de minimis exceptions) as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date, in which case as of such date). The representations and warranties set forth in Article IV or in any certificate delivered pursuant hereto (other than the Fundamental Representations) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not, or would not be reasonably likely to, have a Buyer Material Adverse Effect (ignoring for the purposes of this sentence any qualifications as to material Adverse effect or “materiality” contained in such representations or warranties);

12.02    Compliance with Obligations. Each of Buyer, Merger Sub and Buyer Survivor LLC shall have performed in all material respects all of its obligations required to be performed under this Agreement at or prior to the Closing.

12.03    Tax Representation Letter. Buyer shall have delivered the Buyer Tax Representation Letter to the Company’s counsel.

12.04    No Material Adverse Effect. Since the date of this Agreement, there shall not have been, individually or in the aggregate, a Buyer Material Adverse Effect.

12.05    Buyer Board Appointment. Bruce Pollack and Michael Schnabel shall have been appointed to the Buyer Board effective as of the Effective Date.

12.06    Closing Deliverables. Buyer shall have delivered the items required to be delivered by Section 3.03(b).

ARTICLE XIII

TERMINATION; LIABILITY

13.01    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time at or prior to the Closing only as provided below:

(a)    in writing, by mutual consent of the Seller and Buyer;

(b)    by Buyer (provided that none of Buyer, Merger Sub or Buyer Survivor LLC is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 12.01 or Section 12.02), if either (i) there has been a breach of, or inaccuracy in, any representation or warranty contained in Article V or Article VI or (ii) any of the Company or the Seller has breached or violated any covenant or other agreement contained in this Agreement, in each case, which breach or inaccuracy or violation (A) would result in the failure to satisfy a condition set forth in Article X or Article XI and (B) cannot be or has not been cured by the earlier of the date which is twenty (20) days after Buyer notifies the Company of such breach, inaccuracy or violation or the Outside Date;

(c)    by the Seller (provided that the Seller or the Company is not then in material breach of any of its respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 11.01 or Section 11.02), if either (i) there has been a breach of, or inaccuracy in, any representation or warranty of Buyer, Merger Sub or Buyer Survivor LLC contained in Article IV or (ii) any of Buyer, Merger Sub or Buyer Survivor LLC has breached or violated any covenant contained in this Agreement, in each case which breach, inaccuracy or violation (A) would result in the failure to satisfy a condition set forth in Article X or Article XII and (B) cannot be or has not been cured by the earlier of the date which is twenty (20) days after the Seller notifies Buyer of such breach, accuracy or violation or the Outside Date;

(d)    by either the Seller or Buyer if the First Merger has not been consummated on or before the date 180 days from the date hereof (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 13.01(d) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the First Merger to be consummated by such time;

(e)    by Buyer or the Seller, if (i) the Buyer Stockholder Meeting (including any adjournments thereof) shall have been held and completed and (ii) the Required Approval Matters shall have not been adopted at such meeting by the Buyer Stockholders;

(f)    by Buyer or the Seller, (a) if Buyer makes a Change in Recommendation or (b) the Buyer Board, (i) after receipt by Buyer of an unsolicited offer to effect a Buyer Alternative Transaction in connection with such Buyer Alternative Transaction or (ii) as a result of an Intervening Event, determines in good faith, following consultation with outside legal counsel that, failing to terminate this Agreement would reasonably likely be inconsistent with the Buyer Board’s exercise of its fiduciary obligations to the Buyer Stockholders under applicable Law; provided, that Buyer shall not be entitled to terminate this Agreement pursuant to this Section 13.01(f) unless the Buyer Board shall have (i) provided Seller with five (5) Business Days’ notice of its intent to terminate this Agreement, (ii) during such five (5) Business Day period, the Buyer Board has considered and, at the reasonable request of Seller, engaged in good faith discussions with Seller regarding, any adjustment or modification to the terms of this Agreement proposed by Seller, and (iii) the Buyer Board, following such five (5) Business Day period, again reasonably determines in good faith, after consultation with outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Seller, that failure to terminate this Agreement reasonably likely be inconsistent with the Buyer Board’s exercise of its fiduciary duties to the Buyer Stockholders under applicable Law;

(g)    upon written notice from the Seller to Buyer (provided that the Seller or the Company is not then in material breach of any of its respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 11.01 or Section 11.02), if Buyer has willfully and intentionally breached Section 7.08(b), Section 7.13 or Section 7.14 and such breach shall not have been cured prior to the tenth day after written notice from the Seller of such breach is received by Buyer (such notice to describe such breach in reasonable detail); or

(h)    by either the Seller or Buyer if there shall have been issued an Order by a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Mergers and such Order shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement under this Section 13.01(h) shall have complied with Section 7.03.

13.02    Procedure and Effect of Termination.

(a)    In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby, written notice thereof shall forthwith be given by the Party so terminating to the other Parties identifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and of no effect with no liability to the Financing Sources or any other Person on the part of any Party (or any officer, agent, employee, direct or indirect holder of any equity interest or securities, or Affiliates of any Party); provided that the obligations provided for in this Article XIII, Section 7.05 (Public Announcements), Article XV (General Provisions) and in the Confidentiality Agreement shall survive any such termination and, subject to Section 13.02(d) and Section 13.02(h), that nothing herein shall relieve any party from any liability for any willful and material breach of the provisions of this Agreement prior to the termination of this Agreement, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

(b)    In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby, each Party shall (i) return all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party who furnished the same or (ii) upon prior written notice to the other Party, destroy all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, and deliver notice to the Party seeking destruction of such documents that such destruction has been completed; provided, that, notwithstanding the foregoing, each Party shall be entitled to retain documents, work papers and other material to the extent necessary to comply with applicable Law; provided, further, that all confidential information received by any Party with respect to the other Parties shall be treated in accordance with the Confidentiality Agreement subject to applicable document retention policies.

(c)    All filings, applications and other submissions made pursuant hereto shall, at the agreement of the Parties, and to the extent practicable, be withdrawn from the agency or other Person to which made.

(d)    Notwithstanding anything to the contrary contained herein (but subject to the rights of the Company set forth in Section 15.10), in any circumstance in which the Termination Fee is payable hereunder, the sole and exclusive remedies available to the Company and the Seller for any breach of this Agreement prior to the termination of this Agreement, shall be termination of this Agreement pursuant to Section 13.01, if applicable, receipt of payment of the Transaction Expense Fee in accordance with Section 13.02(g), and receipt of the payment of the Termination Fee pursuant to Section 13.02(e) or Section 13.02(f), as applicable, (if applicable, less any payment of the Transaction Expense Fee previously paid by Buyer in accordance with Section 13.02(g)). In no event shall Buyer be required to pay the Termination Fee on more than one occasion or if the Closing occurs, and under no circumstances shall any of the Company, the Seller, or any of their respective Affiliates, individually or collectively, be permitted or entitled to receive both a grant of specific performance of this Agreement to cause the Closing to occur and any other remedy available to it at law or in equity, including payment of the Termination Fee.

(e)    If this Agreement is validly terminated by Buyer or the Seller pursuant to Section 13.01(f) or by the Seller pursuant to Section 13.01(g), then Buyer shall promptly, but in no event later than five Business Days after the date of such termination, pay or cause to be paid to the Seller an amount equal to $9,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated by the Company.

(f)    If this Agreement is validly terminated by the Seller pursuant to Section 13.01(c), by Buyer pursuant to Section 13.01(d) or by Buyer or the Seller pursuant to Section 13.01(e) (unless, with respect to Section 13.01(e), at the time of the Buyer Stockholder Meeting, Buyer was entitled to terminate this Agreement pursuant to Section 13.01(b)), and, notwithstanding the termination of this Agreement, (i) at the time of such termination, a Buyer Alternative Transaction proposal was received by the Buyer Board or publicly disclosed and not withdrawn and (ii) Buyer consummates a Buyer Alternative Transaction within nine months of the termination of this Agreement, then Buyer shall on or immediately following the date of the consummation of such Buyer Alternative Transaction, pay or cause to be paid to the Seller an amount equal to the Termination Fee, less any Transaction Expense Fee previously paid pursuant to Section 13.02(g), by wire transfer of immediately available funds to an account or accounts designated by the Seller.

(g)    Notwithstanding anything to the contrary contained herein, if this Agreement is validly terminated by Buyer or the Seller pursuant to Section 13.01(e) (unless, with respect to Section 13.01(e), at the time of the Buyer Stockholder Meeting, Buyer was entitled to terminate this Agreement pursuant to Section 13.01(b)), then Buyer shall promptly, but in no event later than five Business Days after the date of such termination, pay or cause to be paid to the Seller an amount equal to the out of pocket Transaction Expenses (if such fees are reasonably documented and provided in detailed form in writing to Buyer) incurred up to and including the date of termination (the “Transaction Expense Fee”); provided that in no event shall Buyer be required to pay such Transaction Expense Fee in an amount greater than $3,000,000 in the aggregate.

(h)    The Parties acknowledge that (1) the agreements contained in this Section 13.02 are an integral part of the transactions contemplated by this Agreement, (2) Buyer,

the Company and Seller have expressly negotiated the provisions of this Article XIII, (3) that, without these agreements, the Parties would not enter into this Agreement, (4) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the damages that may be suffered by the Company), the provisions of this Article XIII are reasonable and (5) the Termination Fee represents a good faith, fair estimate of the damages that the Seller would suffer as a result of the termination of this Agreement and the failure of the Parties to consummate the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, the Seller’s receipt and acceptance of the Termination Fee and the Transaction Expense Fee (if payable) pursuant to this Section 13.02, when payable, shall be (i) deemed liquidated damages for any and all losses or damages suffered or incurred by the Company or the Seller or any other Person in connection with this Agreement, the Debt Commitment Letter and the transactions contemplated hereby and thereby and (ii) the sole and exclusive remedy of the Seller, the Company and the Company Subsidiaries, and any other Member against Buyer, its Affiliates or the Financing Sources for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Mergers to be consummated, in each case (with respect to both clause (i) and clause (ii)) in any circumstance in which the Seller is permitted to terminate this Agreement and cause the Seller to receive the Termination Fee pursuant to Sections 13.02(e) and (f), and upon the Company’s receipt of such amounts, none of Buyer, Merger Sub, the Buyer Survivor LLC or any of their respective Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided that (i) for purposes of clarity, in no event shall any Financing Source have any liability to any of the Parties or any of their respective Affiliates or any other Person for all or any portion of the Termination Fee and (ii) each of the Company, the Seller and Buyer shall remain liable under the Confidentiality Agreement. While the Company may pursue both a grant of specific performance, injunction or other equitable remedies under Section 15.10 and the payment of the Termination Fee under this Section 13.02, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to consummate the Closing and monetary damages in connection with this Agreement or any termination of this Agreement, including all or any portion of the Termination Fee. In the event of any termination of this Agreement in any circumstance in which the Seller is not entitled to receive the Termination Fee pursuant to Sections 13.02(e) or (f), the Seller and the Company shall be able to pursue all rights and remedies available at law or in equity for any loss suffered as a result of any willful and material breach of any covenant or agreement in this Agreement or the failure of the Mergers to be consummated; provided, that in no event will Buyer and its Affiliates have any liability with respect to this Agreement or any of the transactions contemplated hereby in excess of $9,000,000 in the aggregate. Notwithstanding anything in to the contrary in this Agreement, but subject to Section 13.02(a), Buyer shall be able to pursue all rights and remedies available at law or in equity for any loss suffered as a result of the termination of this Agreement and the failure of the Parties to consummate the transactions contemplated herein; provided, that, if this Agreement is terminated, in no event will the Seller and its Affiliates have any liability with respect to this Agreement or any of the transactions contemplated hereby in excess of $9,000,000 in the aggregate.

ARTICLE XIV

SURVIVAL

14.01    Survival of Representations and Warranties and Covenants. The Parties, intending to modify any applicable statute of limitations, agree that (a) none of the representations and warranties of the Seller or the Company contained in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing and none of the representations and warranties of Buyer contained in this Agreement or in any certificate delivered pursuant hereto shall survive the Closing, and (b) none of the covenants and agreements of the Parties set forth in this Agreement shall survive the Closing Date, except that the covenants and agreements requiring performance after the Closing Date shall survive in accordance with their terms plus 60 days. No Party will have any liability to any other Party with respect to the representations and warranties of such Party contained in this Agreement or in any certificate delivered pursuant hereto or with respect to the covenants that do not survive the Closing. For the avoidance of doubt, nothing in this Section 14.01 or in any other Transaction Document shall limit any rights of Buyer and its Affiliates pursuant to the R&W Insurance.

ARTICLE XV

GENERAL PROVISIONS

15.01    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered, one day after deposit with Federal Express or similar overnight courier service, upon transmission by facsimile with receipt confirmed or three days after the date of mailing as indicated on the certified or registered mail receipt. Notices, demands and communications to Buyer, Merger Sub, Buyer Survivor LLC, the Seller and the Company shall, unless another address is specified in writing, be sent to the addresses indicated below:

(a)	if to Buyer, Merger Sub or Buyer Survivor LLC to:

Lifetime Brands, Inc.

1000 Stewart Avenue

Garden City, NY 11530

Attention: Sara A. Shindel, General Counsel & Secretary

Facsimile: 516-450-0009

with a copy to (which notice shall not constitute notice to Buyer):

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attention:    David W. Pollak & Andrew Milano

Facsimile:    (212) 309-6001

if to the Company (prior to Closing) to:

Taylor Holdco, LLC

c/o Centre Partners Management LLC

825 Third Avenue, 40th Floor

New York, NY 10022

Attention:    Bruce Pollack & Michael Schnabel

Facsimile:    (212) 758-1830

with a copy to (which notice shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention:    Steven J. Williams, Esq.

Facsimile:    (212) 757-3990

if to the Seller to:

c/o Centre Partners Management LLC

825 Third Avenue, 40th Floor

New York, NY 10022

Attention:    Bruce Pollack & Michael Schnabel

Facsimile:    (212) 758-1830

with a copy to (which notice shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention:    Steven J. Williams, Esq.

Facsimile:    (212) 757-3990

15.02    Entire Agreement. This Agreement (including the Exhibits and Schedules attached hereto), the Escrow Agreement, the Voting Agreement, the Stockholders Agreement and the other documents delivered at the Closing pursuant hereto or thereto, contain the entire understanding of the Parties in respect of their subject matter and supersede all prior agreements and understandings (oral or written) between the Parties with respect to such subject matter, other than the Confidentiality Agreement, which shall survive in full force and effect. The Disclosure Letter, Exhibits and Schedules constitute a part hereof as though set forth in full above.

15.03    Expenses. Except as otherwise provided herein, the Parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement. For the avoidance of doubt, in the event the Closing does not occur, except as provided in Section 13.02, in no event shall Buyer be required to pay any Transaction Expenses of the Group Companies or the Seller.

15.04    Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by Buyer and the Seller. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. Notwithstanding anything to the contrary contained herein, the provisions of Section 13.02(h), Section 15.05, Section 15.08, Section 15.09, Section 15.10(d), Section 15.13, and the last sentence of this Section 15.04 may not be amended or modified in a manner that is adverse in any respect to a Financing Source without the prior written consent of such Financing Source.

15.05    Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by the Parties hereto without the prior written consent of the other Parties; provided that Buyer, Merger Sub and Buyer Survivor LLC may, without the consent of any other Party, assign their rights hereunder for collateral security purposes to any Financing Sources or Representatives thereof providing financing to Buyer, Merger Sub and Buyer Survivor LLC. Any purported assignment in violation of this Section 15.05 shall be void.

15.06    Counterparts. This Agreement may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

15.07    Interpretation; Disclosure Letter; Schedules.

(a)    Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation” or “but not limited to”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s), (vii) all references to “$” in this Agreement shall be deemed references to United States dollars and (viii) the term “material to the Group Companies” means “material to the Group Companies, taken as a whole”.

(b)    Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all Disclosure Letters, Exhibits, Schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits, Disclosure Letters and Schedules of this Agreement, unless otherwise specified.

(c)    The headings contained herein, including the Table of Contents, and on the Disclosure Letter and Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the Schedules.

(d)    This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

(e)    Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Disclosure Letters or Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material.

15.08    Governing Law; Interpretation. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EACH OF THE PARTIES IRREVOCABLY AGREES THAT, EXCEPT AS SPECIFICALLY SET FORTH IN THE DEBT COMMITMENT LETTER, ALL CLAIMS OR CAUSES OF ACTION (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) INVOLVING ANY FINANCING SOURCE IN ANY WAY ARISING OUT OF, OR RELATING TO, THE PERFORMANCE THEREOF OR THE DEBT FINANCING CONTEMPLATED THEREBY, SHALL BE EXCLUSIVELY GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE PRINCIPLES OR RULES OR CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICABLE OF LAWS OF ANOTHER JURISDICTION.

15.09    Forum Selection and Consent to Jurisdiction; Waiver of Jury Trial.

(a)    EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF (A) COURT OF CHANCERY OF THE STATE OF DELAWARE AND (B) ANY UNITED STATES DISTRICT COURT FOR THE STATE OF DELAWARE (FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY AND AGREES THAT ALL CLAIMS IN RESPECT OF THE SUIT, ACTION OR OTHER PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT. EACH

PARTY AGREES TO COMMENCE ANY SUCH SUIT, ACTION OR OTHER PROCEEDING EITHER IN ANY UNITED STATES DISTRICT COURT FOR THE STATE OF DELAWARE OR IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE. EACH PARTY WAIVES ANY DEFENSE OF IMPROPER VENUE OR INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY, OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO. ANY PARTY MAY MAKE SERVICE ON ANY OTHER PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN SECTION 15.01. NOTHING IN THIS SECTION 15.09, HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AT EQUITY. EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY. NOTWITHSTANDING THE FOREGOING, EACH OF THE PARTIES HEREBY AGREES THAT IT WILL NOT BRING OR SUPPORT ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE AGAINST THE FINANCING SOURCES OR ITS RELATED PARTIES IN ANY WAY RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE SUPREME COURT OF THE STATE OF NEW YORK, COUNTY OF NEW YORK, OR, IF UNDER APPLICABLE LAW EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND THE APPELLATE COURTS THEREOF), AND THAT THE PROVISION OF SECTION 15.09(b) RELATING TO THE WAIVER OF JURY TRIAL SHALL APPLY TO ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM.

(b)    EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS, INCLUDING ANY DISPUTE OR RIGHTS OR OBLIGATIONS RELATING TO OR ARISING OUT OF THE DEBT FINANCING. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (II) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) MAKES THIS WAIVER VOLUNTARILY, AND (IV) ACKNOWLEDGES THAT SUCH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

15.10    Specific Performance.

(a)    The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that any breach of this Agreement would not be adequately compensated by monetary damages and that, accordingly Buyer, the Company and the Seller shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. Subject to Section 13.02, each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance when available pursuant to the terms of this Agreement to prevent or restrain breaches of this Agreement by such Party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and agreements of such Party under this Agreement in accordance with the terms of this Section 15.10. The Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or other equitable relief, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties have specifically bargained for the right to specific performance of the obligations hereunder, in accordance with the terms and conditions of this Section 15.10.

(b)    Each Party further agrees that (A) by seeking the remedies provided for in this Section 15.10, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 15.10 are not available or otherwise are not granted, and (B) nothing set forth in this Section 15.10 shall require any Party to institute any action or proceeding for (or limit any Party’s right to institute any action or proceeding for) specific performance under this Section 15.10 prior to or as a condition to exercising any termination right under Article XIII, nor shall the commencement of any Proceeding pursuant to this Section 15.10 or anything set forth in this Section 15.10 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article XIII or to pursue any other remedies under this Agreement that may be available then or thereafter.

(c)    Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

(d)    It is mutually agreed by each of the Parties that nothing in this Section 15.10 or elsewhere in this Agreement shall require, or be deemed to require, Buyer, Merger Sub or Buyer Survivor LLC to take enforcement action to cause the persons providing the Debt Financing to fund such Debt Financing.

15.11    Time. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

15.12    Data Room. Any document or item under this Agreement will be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement if such document or item is included in the electronic data room provided by Merrill Corporation entitled “Mermaid” no less than two Business Days prior to the date hereof.

15.13    Third Party Beneficiaries; No Recourse. Except as otherwise specifically set forth herein (including Section 8.05), no provision of this Agreement is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder, except that the Financing Sources shall be express third party beneficiaries of Sections 13.02(h), 15.05, 15.08, 15.09, 15.10(d), this Section 15.13 and the last sentence of Section 15.04 and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. Subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, none of the Parties (on behalf of themselves and any of their respective Affiliates, directors, officers, employees, agents and representatives) shall have any rights or claims against any Financing Sources in connection with the Debt Financing, the Debt Commitment Letter, the Mergers or this Agreement or the transactions contemplated by the foregoing, whether at law or equity, in contract, in tort or otherwise. The Financing Sources (in their capacities as such) shall not have any liability (whether in contract, in tort or otherwise) to the Company or any of the Company Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

15.14    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

15.15    Facsimile Signatures. A signature page to this Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, that contains a copy of a Party’s signature and that is sent by such Party or its agent with the apparent intention (as reasonably evidenced by the actions of such Party or its agent) that it constitute such Party’s execution and delivery of this Agreement or any such other document, including a document sent by means of a facsimile machine or electronic transmission in portable document format (“pdf”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining the Party’s intent or the effectiveness of such signature. At the request of any Party hereto or to any such agreement or instrument, each other Party hereto or thereto will re execute original forms thereof and deliver them to all other parties. No Party hereto or to any such agreement or instrument will raise the use of a facsimile machine or electronic transmission in pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic transmission in pdf as a defense to the formation or enforceability of a contract and each such Party forever waives any such defense.

[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the duly authorized representative of the Parties hereto have caused this Agreement and Plan of Merger to be duly executed and delivered as of the day and year first above written.

LIFETIME BRANDS, INC.

By:	/s/ Jeffrey Siegel
Name:	Jeffrey Siegel
Title:	Chief Executive Officer

TPP ACQUISITION I CORP.

By:	/s/ Jeffrey Siegel
Name:	Jeffrey Siegel
Title:	Chief Executive Officer

TPP ACQUISITION II LLC

By: Lifetime Brands, Inc., its Manager

By:	/s/ Jeffrey Siegel
Name:	Jeffrey Siegel
Title:	Chief Executive Officer

TAYLOR PARENT, LLC

By:	/s/ Robert Kay
Name:	Robert Kay
Title:	Exec. Chairman and Chief Executive Officer

TAYLOR HOLDCO, LLC

By:	/s/ Robert Kay
Name:	Robert Kay
Title:	Exec. Chairman and Chief Executive Officer

Solely for purposes of Section 7.16 and 8.02 and Article XV:

CP TAYLOR GP, LLC

By:	/s/ Michael Schnabel
Name:	Michael Schnabel
Title:	Senior Vice President

[SIGNATURE PAGE TO PURCHASE AGREEMENT AND PLAN OF MERGER]

SCHEDULE 1

DEFINITIONS

Defined Terms. As used herein, the following terms shall have the following meanings:

“2017 Bonuses” has the meaning set forth in Section 8.06.

“ACA” has the meaning set forth in Section 5.16(k).

“Acceptable Confidentiality Agreement” means an agreement with Buyer that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement that contains customary confidentiality provisions with respect to material non-public information of or with respect to Buyer.

“Accounting Principles” has the meaning set forth in Section 3.05.

“Acquisition Proposal” means any unsolicited bona find written offer, proposal, inquiry or indication of interest (other than any offer proposal inquiry, or indication of interest by the Seller) to engage in any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (other than the Mergers): (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer, or other similar transaction (i) in which Buyer or any of its Subsidiaries is a constituent corporation that if consummated would result in any Person directly or indirectly owning Buyer or any of its Subsidiaries or a substantial portion of their respective assets (in each case, without taking into account any equity interests of the Buyer, or any successor thereto, to be owned by employees of the Buyer), (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of any voting securities of Buyer or any of its Subsidiaries representing 20% or more of the total outstanding voting power of such Person after giving effect to the consummation of such purchase or other acquisition, or (iii) in which Buyer or any of its Subsidiaries issues or sells any voting securities of Buyer or any of its Subsidiaries representing 20% or more of the total outstanding voting power of such Person after giving effect to the consummation of such purchase or other acquisition; or (b) any sale (other than sales of inventory in the ordinary course of business consistent with past practice), lease (other than in the ordinary course of business consistent with past practice), exchange, transfer (other than sales of inventory in the Ordinary Course), license (other than nonexclusive licenses in the ordinary course of business consistent with past practice), acquisition, or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income, or assets of Buyer or any of its Subsidiaries.

“Adjustment Escrow Amount” means an amount equal to $4,000,000.

“Adjustment Escrow Fund” has the meaning given to such term in the Escrow Agreement.

“Adjustment Items” has the meaning set forth in Section 3.04(a)(i).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 7.09(b).

“Anti-Bribery Laws” has the meaning set forth in Section 5.15(d).

“Applicable IP Office” has the meaning set forth in Section 7.20(d).

“Balance Sheet Date” means the date of the Unaudited Balance Sheet.

“Base Cash Consideration” means $27,500,000.

“Business Day” means any day, excluding Saturday, Sunday and any other day on which commercial banks in New York, New York are authorized or required by law to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Alternative Transaction” has the meaning set forth in Section 7.08(b).

“Buyer Anti-Bribery Laws” has the meaning set forth in Section 4.12(c).

“Buyer Board” means the board of directors of Buyer.

“Buyer Board Recommendation” has the meaning set forth in Section 7.14(b).

“Buyer Common Stock” means shares of common stock of Buyer, par value $0.01 per share.

“Buyer Financials” has the meaning set forth in Section 4.09(d).

“Buyer Material Adverse Effect” means any change, development or occurrence that individually or in the aggregate, (x) has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Buyer and the Buyer Subsidiaries, taken as a whole or (y) that, individually or together with any other effects, materially and adversely affects the ability of Buyer to perform its obligations hereunder or to consummate the transactions contemplated hereby; provided that the term “Buyer Material Adverse Effect” shall not include any change, development or occurrence arising from (a) changes or proposed changes in GAAP, (b) general economic conditions, including changes in the credit, debt, financial, capital, commodity or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world in which Buyer or the Buyer Subsidiaries operate, (c) events or conditions generally affecting the industries in which Buyer or the Buyer Subsidiaries operate, (d) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (e) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (f) the announcement of this Agreement or the transactions contemplated hereby or the identity of the Group Companies or the Seller in connection with the transactions contemplated hereby, or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that (i) the matters described in clauses (a), (b), (c), (d) and (e) shall be included in the term “Buyer Material Adverse Effect” to the extent any such matter has a materially disproportionate adverse impact on the business, assets, financial condition or results of operations of Buyer and the Buyer Subsidiaries, taken as a whole, relative to other participants in the same business as Buyer and the Buyer Subsidiaries and (ii) clause (i) will not prevent a determination that any change or effect underlying any such change or failure, as applicable, has resulted in a Buyer Material Adverse Effect, if such change or effect is not otherwise excluded from this definition of Buyer Material Adverse Effect).

“Buyer Newly Issued Common Stock” means newly issued, unregistered shares of Buyer Common Stock.

“Buyer SEC Documents” means, collectively, all reports, schedules, forms, certificates, prospectuses and registration, proxy and other instruments filed with the SEC, in each case, including all exhibits and schedules thereto and documents incorporated by reference therein.

“Buyer Stockholder Meeting” has the meaning set forth in Section 7.13(a).

“Buyer Stockholders” has the meaning set forth in Section 7.13(a).

“Buyer Subsidiary” means any Subsidiary of Buyer.

“Buyer Survivor LLC” has the meaning set forth in the Preamble.

“Buyer Survivor LLC Approval” has the meaning set forth in the Recitals.

“Buyer Tax Representation Letter” means a tax representation letter substantially in the form of Exhibit G to this Agreement to be executed by Buyer in connection with the mergers contemplated by this Agreement.

“Cash” means, as of the date of determination, without duplication, cash and cash equivalents (including marketable securities and short term investments) of the Company and the Company Subsidiaries calculated in accordance with Section 3.05. For the avoidance of doubt, “Cash” is net of both deposits in transit and outstanding checks.

“Cash Consideration” has the meaning set forth in Section 1.01.

“Change in Recommendation” has the meaning set forth in Section 7.14(b).

“Change of Control” means, with respect to an entity, a transaction or series of related transactions that results in a change in control of that entity or a sale of all or substantially all of the assets of such entity. The term “control” as used in this definition means the possession, directly or indirectly, of the power to (a) vote fifty percent (50%) or more of the outstanding voting securities of such Person, or (b) otherwise direct the management or policies of such Person by contract or otherwise, in each case at any time during the period for which the determination of affiliation is being made.

“Chef’n Agreement” means the Stock Purchase Agreement between Taylor Precision Products, Inc., Taylor Parent LLC, the Sellers identified herein and CID Capital II, Inc., dated as of December 23, 2014.

“Class A Interests” means Series A Preferred Units of the Company.

“Closing” has the meaning set forth in Section 3.01.

“Closing Cash Payment” means, without duplication, as of the applicable time of determination, the amount equal to (a) the Base Cash Consideration, minus (b) the absolute value of the Funded Debt Deficit (if a negative number), plus (c) the Funded Debt Surplus (if a positive number), minus (d) the Tax Deficit, minus (e) the absolute value of the Transaction Expense Deficit (if a negative number), minus (f) the absolute value of the Working Capital Deficit (if a negative number), plus (g) the Working Capital Surplus (if a positive number), plus (h) Company Cash, minus (i) the Adjustment Escrow Amount, minus (j) the Closing Redemption Payment Amount.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Redemption Payment Amount” has the meaning set forth in Section 3.04(a)(ii).

“Closing Statement” has the meaning set forth in Section 3.04(b)(i).

“Closing Filing” has the meaning set forth in Section 7.05(a).

“Closing Press Release” has the meaning set forth in Section 7.05(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any bona find written offer, proposal, inquiry or indication of interest (other than any offer proposal inquiry, or indication of interest by Buyer) to engage in any Company Acquisition Transaction.

“Company Acquisition Transaction” means any transaction or series of transactions involving (other than the Mergers): (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer, or other similar transaction (i) in which any Group Company is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of any voting securities of any Group Company, or (iii) in which any Group Company issues or sells any voting securities of any Group Company; or (b) any sale (other than sales of inventory in the Ordinary Course), lease (other than in the Ordinary Course), exchange, transfer (other than sales of inventory in the

Ordinary Course), license (other than nonexclusive licenses in the Ordinary Course), acquisition, or disposition of any business or businesses or assets that constitute or account for any of the consolidated net revenues, net income, or assets of any Group Company.

“Company Benefit Plan” means each Employee Benefit Plan, existing at the Closing Date or prior thereto, established, sponsored or to which contributions are required to be made by any Group Company or for which any Group Company has or could reasonably be expected to have any liability, whether actual or contingent, including by reason of such Group Company having been treated as a single employer with any ERISA Affiliate.

“Company Cash” means all Cash of the Group Companies as of 12:01 A.M. Eastern Time on the Closing Date.

“Company Certificate” means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on May 11, 2012.

“Company Funded Debt” means the outstanding Funded Debt of the Group Companies as of 12:01 A.M. Eastern Time on the Closing Date.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Licensed Intellectual Property.

“Company Operating Agreement” means the Limited Liability Company Agreement of the Company, dated as of June 8, 2012.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by one or more of the Group Companies.

“Company Products” means all current products developed, manufactured, sold, licensed, leased or delivered by any Group Company and that are material to the Group Companies.

“Company Scheduled Intellectual Property” has the meaning set forth in Section 5.10(a).

“Company Software” means any software, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, owned by the Company or any of the Company Subsidiaries.

“Company Subsidiary” means any Subsidiary of the Company.

“Company Tax Representation Letter” means a tax representation letter substantially in the form of Exhibit H to this Agreement to be executed by the Company in connection with the mergers contemplated by this Agreement.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, by and between Filament Brands and Buyer, dated as of August 21, 2017.

“Confidential Information” has the meaning given to “Proprietary Information” in the Confidentiality Agreement.

“Contract” means any contract or other legally binding agreement (whether written or oral).

“Credit Agreement” means Amended and Restated Credit Agreement by and among Taylor Precision Products, Inc., the other parties thereto designated as Credit Parties, several financial institutions from time to time party thereto, and General Electric Capital Corporation, dated November 6, 2013, as amended by Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 19, 2014 and, Amendment No. 2 to Amended and Restated Credit Agreement, dated as of December 23, 2014.

“D&O Indemnified Parties” has the meaning set forth in Section 8.05(a).

“Debt Commitment Letter” has the meaning set forth in Section 4.05.

“Debt Fee Letters” has the meaning set forth in Section 4.05.

“Debt Financing” has the meaning set forth in Section 4.05.

“DE Laws” has the meaning set forth in the Recitals.

“DGCL” has the meaning set forth in the Recitals.

“Disclosure Letter” means (a) with respect to the Group Companies, the disclosure letter delivered by the Company to Buyer, Merger Sub and Buyer Survivor LLC on the date hereof regarding certain exceptions to or information required by the representations and warranties in Article V hereof, (b) with respect to Buyer, Merger Sub and Buyer Survivor LLC both the disclosure letter delivered by Buyer to the Seller on the date hereof regarding certain exceptions to or information required by the representations and warranties in Article IV hereof and any information in the Buyer SEC Documents publicly available and filed with or furnished to the SEC after January 1, 2016 and at least two Business Days prior to the date of this Agreement (excluding any disclosures in the Buyer SEC Documents (i) in any risk factors section, (ii) in the “Forward-Looking Statements” section and (iii) in any other disclosures that are similarly predictive or forward-looking in nature), to the extent the relevance of such information is reasonably apparent on the face of such information regarding and (c) with respect to the Seller, the disclosure letter delivered by the Seller to Buyer, Merger Sub and Buyer Survivor LLC on the date hereof regarding certain exceptions to or information required by the representations and warranties in Article VI hereof.

“Dispute Notice” has the meaning set forth in Section 3.04(b)(ii).

“DLLCA” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in Section 2.03.

“Employment Agreement” has the meaning set forth in the Recitals.

“Employee Benefit Plan” means any bonus, incentive compensation, savings, retirement, stock, stock option, stock appreciation right, restricted stock, phantom stock or other equity-based compensation, deferred compensation, pension, profit-sharing, savings, retirement, employment, termination, retention, separation, change in control, severance, leave of absence, layoff, stay, vacation or other paid time off, day or dependent care, legal services, cafeteria, flexible spending, life, health, dental, vision, welfare, post-retirement health or welfare, accident, disability or other insurance, tuition reimbursement, adoption, transit pass or other fringe or other employee benefit plan, practice, program, policy, arrangement or contract of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual, including any “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA.

“Enforceability Exceptions” has the meaning set forth in Section 4.02.

“Environmental Laws” means any applicable Laws relating to the protection of health and the environment, worker health and safety, and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, registration, distribution, formulation, packaging, labeling, or Release of, or exposure to, Hazardous Substances.

“Environmental Permits” means any License required under any applicable Environmental Law and issued by a Governmental Authority pursuant to applicable Environmental Law.

“Equity Consideration” has the meaning set forth in Section 1.01.

“Equity Interests” has the meaning set forth in Section 2.08(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) that would be considered a single employer with any of the Group Companies under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means the Escrow Agreement, by and among Buyer, the Seller and the Escrow Agent, in a customary form reasonably acceptable to Buyer and the Seller, with release mechanics pursuant to either joint direction letter or final court order.

“Estimated Closing Cash Payment” has the meaning set forth in Section 3.04(a)(i).

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Final Closing Cash Payment” has the meaning set forth in Section 3.04(b)(v)(1).

“Final Closing Statement” the meaning set forth in Section 3.04(b)(ii).

“Financing Sources” means those providers of Debt Financing, together with their respective Affiliates and their and their respective Affiliates’ Representatives.

“Financial Statements” has the meaning set forth in Section 5.06(a).

“First Certificate of Merger” has the meaning set forth in Section 2.03.

“First Merger” has the meaning set forth in the Recitals.

“Fully Diluted Basis” has the meaning set forth in Section 1.02.

“Fundamental Representations” means, those representations and warranties contained in (i) with respect to Buyer, Section 4.01 (Organization), Section 4.02 (Authorization), Section 4.07 (Certain Fees) and Section 4.09(b)-(c) (SEC Filings, Buyer Common Stock and Buyer Financials); (ii) with respect to the Company, Section 5.01 (Organization), Section 5.02 (Authorization), Section 5.03 (Capitalization), Section 5.04 (Company Subsidiaries) and Section 5.18 (Certain Fees); and with respect to the Seller, Section 6.01 (Organization), Section 6.02 (Authorization), Section 6.05 (Appraisal Rights) and Section 6.07 (Certain Fees).

“Funded Debt” means, without duplication, with respect to any Person, all outstanding obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person as of the relevant time (a) for borrowed money or indebtedness issued or incurred in substitution for exchange for indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar contracts or instruments, (c) for the deferred purchase price or unpaid balance of equity, assets, property, goods or services, including contingent earn-out payments (other than trade payables, or accrued expenses incurred in the ordinary course of business) or with respect to any conditional sale, title retention, consignment or similar arrangements, including the earn-out under the Chef’n Agreement and $1,000,000 in respect of the earn-out under the PlanetBox Agreement, (d) under capital leases in accordance with GAAP, (e) by which such Person assured a creditor against loss, including letters of credit and bankers’ acceptances, in each case to the extent drawn upon and not paid, (f) [reserved], (g) contractual obligations relating to interest rate protection, foreign exchange contracts, commodity hedging arrangements, swap agreements and collar agreements, (h) any accrued interest, prepayment premiums or penalties or fees or costs required to be paid by the Company or any of its Subsidiaries in connection with the repayment of any borrowings pursuant to Section 3.02(d) as of the Closing, and (i) guarantees of the obligations described in clauses (a) through (h) above of any other Person. “Funded Debt” shall not include (I) any trade payables, (II) any intercompany debt of the Company and its Subsidiaries, (III) any current liabilities included in the calculation of Working Capital, (IV) any obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Company or any of its Subsidiaries and any obligations under any performance bonds, in each case, to the extent undrawn or uncalled as of the Closing Date, (V) any indebtedness incurred by Buyer or any of its Affiliates (and subsequently assumed by the Company or any of its Subsidiaries) on or prior to the Closing Date, (VI) any endorsement of negotiable instruments for collection in the Ordinary Course, (VII) any deferred revenue, (VIII) any liability under any Contract between the Company or any of its Subsidiaries, on the one hand, and Buyer or any of its Affiliates, on the other hand, (IX) any Transaction Expenses and (X) the earn-out under the PlanetBox Agreement to the extent in excess of $1,000,000.

“Funded Debt Deficit” means the amount by which the Company Funded Debt is greater than $185,000,000.

“Funded Debt Surplus” means the amount by which the Company Funded Debt is less than $180,000,000.

“GAAP” means United States generally accepted accounting principles applied in a manner consistent with that used in preparing the Financial Statements.

“Governmental Authority” means any federal, state or local government, any political subdivision thereof or any judicial, administrative or regulatory agency, department, instrumentality, body or commission, taxing authority or other governmental authority or agency.

“Government Official” means (a) any officer or employee of a Governmental Authority or of a public international organization, or any person acting in an official capacity for, or on behalf of, any such Governmental Authority or any such public international organization or (b) any political party or official thereof or any candidate for political office.

“Group Company” means each of the Company and each of its Subsidiaries (and, collectively, the “Group Companies”).

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, asbestos or asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Group Companies is governed by or subject to applicable Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means (i) any Tax imposed on or measured by net income or (ii) franchise Taxes.

“Independent Accountant” has the meaning set forth in Section 3.04(b)(iii).

“Information Privacy and Security Laws” means all applicable Laws concerning the privacy and/or security of Personal Information, and all regulations promulgated thereunder, including, but not limited to, HIPAA, Massachusetts Privacy Law (20 C.M.R. 17), the Fair Credit Reporting Act, the CAN-SPAM Act, state data breach notification laws, state social security number protection Laws, the Children’s Online Privacy Protection Act, the Telephone Consumer Protection Act of 1991, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Federal Trade Commission Act, the Privacy Act of 1974, the Gramm Leach Bliley Act, federal and state consumer protection laws, and India’s Information Technology Act and related Privacy Rules, each as amended through the date of this Agreement.

“Initial Surviving Company” has the meaning set forth in Section 2.01.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) trademarks, service marks, corporate names, trade names, slogans, logos, trade dress, design rights, Internet domain names, IP addresses, Internet and mobile account names (including social media names, “tags,” and “handles”) and other source indicators; (b) inventions and discoveries (whether or not patentable or reduced to practice), patents, patent applications and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part; (c) copyrights and copyrightable works, Internet websites, database rights, computer software (including Company Software), moral rights and rights of attribution and integrity in both published works and unpublished works; (d) registrations and applications for any of the foregoing; (e) trade secrets and confidential information, including such rights in inventions (whether or not reduced to practice), know-how, customer and supplier lists, operations manuals, technical information, proprietary information, technologies, processes and formulae, databases and data, whether tangible or intangible, and whether stored, compiled or memorialized physically, electronically, photographically or otherwise (collectively, the “Secret Information”); (f) rights of privacy and publicity; (g) any goodwill associated with each of the foregoing; and (h) all causes of action (resulting from past and future infringement thereof), damages, and remedies relating to any and all of the foregoing.

“Interim Period” has the meaning set forth in Section 7.01.

“Intervening Event” has the meaning set forth in Section 7.14(b)(i).

“IRS” has the meaning set forth in Section 5.16(e).

“IT Assets” means software (including Company Software), websites, databases, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Knowledge” when used to qualify any representation or warranty, the “Knowledge” of the Company means the knowledge after due inquiry of any of Robert B. Kay, Tim Simmone, Terry Reilly, Bruce Pollack, Michael Schnabel and David Camp. The “knowledge” or “Knowledge” of Buyer means the knowledge after due inquiry of Ronald Shiftan, Jeffrey Siegel, Daniel Siegel, Laurence Winoker, Clifford Siegel and Sara Shindel.

“Law” means any federal, state, local, municipal or foreign order, judgment, decree, constitution, law (including common law), ordinance, rule, regulation, statute or treaty, as well as any legally binding policy, guidance, interpretation, manual or binding communication of any Governmental Authority.

“Lease” has the meaning set forth in Section 5.09(a).

“Leased Real Property” has the meaning set forth in Section 5.09(a).

“Letter Agreement” has the meaning set forth in Section 3.03(a)(ix).

“Licensed Intellectual Property” means all Intellectual Property owned by a Person (other than a Group Company) that is used or held for use by the Company.

“Lien” means any lien, license, charge, mortgage, pledge, security interest or other encumbrance of any kind.

“Marketing Period” means the period of 15 consecutive Business Days from the date of delivery to Buyer of the Required Financial Information, which period shall not commence prior to January 3, 2018 and the dates January 15, 2018, February 19, 2018, March 30, 2018 and May 28, 2018 shall not constitute Business Days for purposes of determining whether such period has been completed.

“Material Adverse Effect” means any change, development or occurrence that individually or in the aggregate, (x) has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Group Companies, taken as a whole or (y) that, individually or together with any other effects, materially and adversely affects the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby; provided that the term “Material Adverse Effect” shall not include any change, development or occurrence arising from (a) changes or proposed changes in GAAP, (b) general economic conditions, including changes in the credit, debt, financial, capital, commodity or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world in which the Group Companies operate, (c) events or conditions generally affecting the industries in which the Group Companies operate, (d) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (e) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (f) the announcement of this Agreement or the transactions contemplated hereby or the identity of Buyer in connection with the transactions contemplated hereby, or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that (i) the matters described in clauses (a), (b), (c), (d) and (e) shall be included in the term “Material Adverse Effect” to the extent any such matter has a materially disproportionate adverse impact on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, relative to other participants in the same business as the Group Companies and (ii) clause (i) will not prevent a determination that any change or effect underlying any such change or failure, as applicable, has resulted in a Material Adverse Effect, if such change or effect is not otherwise excluded from this definition of Material Adverse Effect).

“Material Contracts” means the following Contracts to which any Group Company is a party (other than the Leases and purchase orders):

(a)    all Contracts that (i) individually involve payments to or from any Group Company, collectively, in excess of $100,000 on an annual basis, or (ii) contain any most favored nations provisions;

(b)    any employment or consulting Contract with any employee or consultant of any Group Company that is not terminable at-will (other than standard offer letters and employee confidentiality or non-disclosure agreements);

(c)    all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures or other contracts relating to the borrowing of money;

(d)    all licenses involving any personal properties or assets (whether tangible or intangible) involving an annual commitment or payment of more than $100,000 individually by any Group Company, which are not terminable on 90 days’ notice or less by any Group Company;

(e)    all joint venture agreements;

(f)    agreements that limit or restrict any of the Group Companies from engaging in any business in any jurisdiction;

(g)    agreements involving the sale or purchase of substantially all of the assets or capital stock of any Person or a merger, consolidation, business combination or similar extraordinary transaction pursuant to which any of the Group Companies has any on-going liability, earn-out, deferred or contingent payment or potential liability to the counterparty in excess of $100,000;

(h)    agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets of a Group Company other than in the Ordinary Course;

(i)    agreements between any Group Company and an Affiliate of such Group Company (other than any other Group Company); and

(j)    Contracts relating to Intellectual Property (other than Off-the-Shelf Software Licenses).

“Material Customer” has the meaning set forth in Section 5.23(a).

“Material Policies” has the meaning set forth in Section 5.19.

“Material Supplier” has the meaning set forth in Section 5.23(b).

“Member” means each holder of equity interest of the Company.

“Mergers” means, collectively, the First Merger and the Second Merger.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Approval” has the meaning set forth in the Recitals.

“NASDAQ” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Buyer Common Stock are then listed.

“Off-the-Shelf Software Licenses” means non-exclusive licenses or other agreements for generally available commercial software that, as to each licensor, cost the Group Companies not more than $10,000 for a perpetual license for a single user or work station or $25,000 in the aggregate for all users and work stations.

“Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software or under similar licensing or distribution models, including software licensed or distributed under any of the licenses or distribution models identified by the Open Source Initiative at http://www.opensource.org/licenses/alphabetical, or under any similar license or distribution model.

“Order” means any order, decision, judgment, writ, injunction, decree, award or other binding determination of any Governmental Authority.

“Ordinary Course” means the ordinary course of business of the Group Companies consistent with past practice (including with respect to quantity and frequency).

“Organizational Documents” means (a) the certificate of incorporation, (b) articles of incorporation, (c) articles of organization, (d) bylaws, (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (f) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 13.01(d).

“Parachute Payments” has the meaning set forth in Section 7.07(c)

“Party” or “Parties” has the meaning set forth in the Preamble.

“Payoff Letters” has the meaning set forth in Section 3.02(d).

“PCI” has the meaning set forth in Section 5.10(e).

“Permits” means all permits (including environmental, construction and operation permits), licenses, approvals, registrations, waivers, certificates and other authorizations of any Governmental Authority.

“Permitted Liens” means: (a) any liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which a specific reserve has been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar liens arising or incurred in the ordinary course of business; (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar matters affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the business of the Company; (e) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (f) non-exclusive licenses of Intellectual Property granted in the Ordinary Course which individually or in the aggregate are not material ; (g) purchase money liens and liens securing rental payments under capital lease arrangements; (h) any Lien to which the fee or any other interest in any Leased Real Property is subject; (i) statutory Liens of landlords with respect to Leased Real Property and (j) prior to the Closing only, any liens securing Funded Debt under the Credit Agreement.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock corporation, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

“Personal Information” means: (a) any information with respect to which there is, or there is a reasonable basis to believe, that the information can be used to identify an individual, including demographic information; (b) social security numbers; (c) any information that is regulated or protected by one or more Information Privacy and Security Laws; or (d) any information that is covered by the PCI.

“PlanetBox Agreement” means the Members Interest Purchase Agreement between 3rd Stone Design Inc., Robert Miros, and Taylor Precision Products, Inc., dated as of December 1, 2017.

“Preferred Purchase Agreement” means the Securities Purchase Agreement, dated as of June 8, 2012, by and among the Company, The Northwestern Mutual Life Insurance Company, The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account and Northwestern Mutual Capital Mezzanine Fund II, LP.

“Proceeding” means any claims, proceedings, actions, litigation, mediation, hearings, suits, audit, agency proceeding, arbitrations, charges, investigations, complaints, demands or similar actions before any Governmental Authority.

“Proxy Statement” has the meaning set forth in Section 7.13(a).

“Redemption Amount” means the amount payable in cash to the holder of Class A Interests in the Redemption, pursuant to the Company Operating Agreement and the Preferred Purchase Agreement.

“Registered IP” has the meaning set forth in Section 7.20.

“Related Party” means (a) each individual who is an officer or director of the Seller, the Company or any Company Subsidiary; (b) each member of the immediate family of each of the individuals referred to in clause (a) above; (c) each direct equity holder of the Seller, the Company or any Company Subsidiary (other than any Group Company); (d) any trust or other Person which any one of the individuals referred to in clauses (a), (b) and (c) above controls (or in which more than one of such individuals collectively control) and (e) any Affiliate of any of the foregoing.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, migrating, leaching, or disposing into the indoor or outdoor environment.

“Released Party” has the meaning set forth in Section 8.02.

“Releasing Party” has the meaning set forth in Section 8.02.

“Releasing Party Claims” has the meaning set forth in Section 8.02.

“Relevant Tax Period” has the meaning set forth in the definition of “Tax Deficit”.

“Reporting Documents” has the meaning set forth in Section 4.09(a).

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Required Approval Matters” has the meaning set forth in Section 7.13(a).

“Required Financial Information” means the financial statements required by paragraph 5 of Exhibit D to the Debt Commitment Letter and the financial information described in Section 7.09(c)(iii)(x).

“Requisite Company Vote” has the meaning set forth in the Recitals.

“Restricted Area” means anywhere in the word.

“Restrictive Covenant Period” has the meaning set forth in Section 8.04(a).

“R&W Insurance” means Buyer’s representations and warranties insurance policy in the amount of $30,000,000 issued by VALE Insurance Partners, LLC.

“R&W Insurance Cost” the premium and any fees, costs and expenses of procuring the R&W Insurance, which for the avoidance of doubt, shall be a Transaction Expense.

“SEC” means the Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 2.03.

“Second Merger” has the meaning set forth in the Recitals.

“Secret Information” has the meaning set forth in the definition of “Intellectual Property”.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble.

“Seller Material Adverse Effect” means any change, development or occurrence that individually or in the aggregate, that materially and adversely affects the ability of the Seller to perform its obligations hereunder or to consummate the transactions contemplated hereby.

“Signing Filing” has the meaning set forth in Section 7.05(b).

“Signing Press Release” has the meaning set forth in Section 7.05(b).

“Site” means the Leased Real Property and any other real properties currently or previously owned, leased, occupied or operated by: (a) any of the Group Companies (b) any predecessors of any of the Group Companies; or (c) any entities previously owned by any of the Group Companies, in each case, including all soil, subsoil, surface waters and groundwater threat.

“Stockholders Agreement” means that certain stockholders agreement, substantially in the form attached hereto as Exhibit F, by and among Buyer, the Seller and the other parties thereto, to be effective as of the Effective Date.

“Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company or other legal entity in which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity or ownership interests, the holder of which is generally entitled to elect a majority of the board of directors or other governing body of such legal entity.

“Surviving Company” has the meaning set forth in Section 2.02.

“Target Working Capital” means $39,200,000.

“Taxes” means (a) all federal, provincial, territorial, state, municipal, local, domestic, foreign or other taxes, imposts, duties, charges, levies, and similar assessments imposed by a Taxing Authority including ad valorem, capital, capital stock, customs and import duties, disability, documentary stamp, employment, estimated, excise, franchise, gains, goods and services, gross income, gross receipts, income, intangible, inventory, license, mortgage recording, net income, occupation, payroll, personal property, production, profits, property, real property, recording, rent, sales, severance, social security (including health, workers’ compensation and pension insurance), alternative minimum, business and occupancy, escheat, abandoned property, environmental, premium, stamp, transfer, transfer gains, unemployment, use, value added, windfall profits, and withholding, together with any interest, additions, fines or penalties with respect thereto, (b) any liability for the payment of any amounts described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group, as a result of transferor or successor liability, or as a result of the operation of Law, and (c) any liability for the payments of any amounts described in clause (a) as a result of being a party to any Tax Sharing Agreement.

“Tax Deficit” means (a) in the event the Closing occurs on or prior to March 31, 2018, the amount of unpaid Income Taxes of the Company and the Company Subsidiaries with respect to the Tax period (or portion thereof) of the Company and the Company Subsidiaries ending on the Closing Date and (b) in the event the Closing occurs after March 31, 2018, the amount of unpaid Income Taxes of the Company and the Company Subsidiaries with respect to the Tax period (or portion thereof) of the Company ending after March 31, 2018 and unpaid Income Taxes of the Company for the Tax period of the Company ending on the Closing Date (in each case, other than with respect to Income Taxes for Tax Returns of the Company that have been filed as of the Closing with the payment of all Income Taxes shown as due on such Tax Returns) (the Tax periods described in clause (a) or (b), the “Relevant Tax Period”); provided that, any such period shall be appropriately adjusted if there are different taxable years for state, local or foreign Tax purposes. For purposes of computing the Tax Deficit, any deduction attributable to Transaction Expenses shall be included in a period within the Relevant Tax Period to the extent permitted by applicable Law and consistent with past practice. The calculation of the Tax Deficit shall be computed as the sum of the positive amounts attributable to applicable Taxes for each of (A) the United States and (B) Tax Authorities other than the United States (with respect to which applicable Taxes shall be calculated on an aggregate basis using a blended rate, reasonably reflective of past periods), separately for each Tax year in the Relevant Tax Period. The determination of the Tax Deficit shall be made on a basis consistent with Section 9.01(b).

“Tax Return” means any declaration, estimate, return, form, report, information statement, schedule, attachment or other document (including any related or supporting information) with respect to Taxes that is filed or required to be filed with any Taxing Authority, including any amendment thereof.

“Tax Sharing Agreement” means any Tax allocation, Tax sharing, Tax indemnity, Tax reimbursement agreement or arrangement (other than any credit agreement, lease agreement, purchase agreement or any other commercial agreement the primary purpose of which does not relate to Taxes).

“Taxing Authority” means the IRS and any other Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Taylor GP” has the set forth in the Preamble.

“Termination Fee” has the meaning set forth in Section 13.02(e).

“Time of the Second Merger” has the meaning set forth in Section 2.03.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Employment Agreement, the Stockholders Agreement, the Voting Agreement and all other documents and certificates executed by the Parties in connection with the consummation of the transactions contemplated hereby or thereby.

“Transaction Expenses” means the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred by the Seller or any of the Group Companies prior to the Closing (including those which become due and payable on or after the Closing pursuant to contracts, agreements or other arrangements entered into by or on behalf of any Group Company prior to the Closing) in connection with the transactions contemplated by this Agreement, including (a) any fees and expenses payable under the terms of any agreement with Centre Partners, L.P. and any other transaction fees payable to Centre Partners, L.P. or its Affiliates, (b) any fees and expenses payable to lenders’ counsel in connection with the repayment of the Company Funded Debt pursuant to Section 3.02(d), (c) transaction-related bonuses, retention awards, severance, change in control payments or other similar amounts payable by the Group Companies to any director, manager, officer or employee of, or consultant or independent contractor to, any of the Group Companies that are payable solely as a result of the consummation of the transactions contemplated by this Agreement (including the employer portion of any Taxes related thereto) and (d) the R&W Insurance Cost.

“Transaction Expense Amount” means an amount equal to all Transaction Expenses that have not been paid prior to 12:01 A.M. Eastern Time on the Closing Date.

“Transaction Expense Fee” has the meaning set forth in Section 13.02(g).

“Transaction Expense Deficit” means the amount, if any, by which the Transaction Expense Amount as of 12:01 A.M. Eastern Time on the Closing Date exceeds $7,000,000.

“Transaction Invoices” has the meaning set forth in Section 3.03(a)(viii).

“Unaudited Balance Sheet” has the meaning set forth in Section 5.06(a).

“Unaudited Financial Statements” has the meaning set forth in Section 5.06(a).

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN ACT” has the meaning set forth in Section 5.17(b).

“Withholding Agent” has the meaning set forth in Section 2.09.

“Working Capital” means, without duplication, as of any date of determination, the excess of (a) the Company’s and the Company Subsidiaries’ total current assets (other than Cash, Income Tax assets and deferred Tax assets), over (b) the Company’s and the Company Subsidiaries’ total current liabilities (other than the current portion of Funded Debt and Income Tax liabilities and deferred Tax liabilities (including accrued interest)), determined in accordance with Section 3.05.

“Working Capital Deficit” means the amount by which the Working Capital as of 12:01 A.M. Eastern Time on the Closing Date is less than Target Working Capital

“Working Capital Surplus” means the amount by which the Working Capital as of 12:01 A.M. Eastern Time on the Closing Date is greater than Target Working Capital.